

P.E.
12-31-05





PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

REALNETWORKS INC

2005 ANNUAL REPORT


Rob Glaser, Chairman and CEO

RECEIVED PROCESSING SECTION
MAY 0 5 2006
213



2005 Revenue Mix



Revenue



Net Income (Loss)



Cash, Cash Equivalents and Short-Term Investments

Key Facts

- Real brought sound to the Internet with the introduction of RealAudio and RealPlayer in 1995.
- Real acquired Listen.com and the Rhapsody music service in August 2003.
- Real acquired GameHouse Studios, the leading developer and publisher of casual games, in January 2004.
- Real entered the mobile games business and acquired Mr. Goodliving in May 2005.
- Real and Microsoft® resolved their antitrust case and formed a digital music and games partnership in October 2005.
- Real's subscription services, including Rhapsody, RadioPass and SuperPass, have more than 2.25 million paying subscribers as of December 2005.
- Real acquired European casual games developer and publisher Zylom in February 2006.



To Our Shareholders:

2005 was a watershed year for RealNetworks. We achieved record revenue, which grew by 22 percent to $325.1 million from last year. Revenue from our music and games businesses each grew 50 percent or more from 2004. In particular, our games business had a breakout year and has become one of our core businesses. Our total paid subscriber base increased to over 2.25 million, up 45 percent over 2004. And last, but certainly not least, we returned the Company to GAAP profitability. While our profit of $312.3 million was substantially enlarged by our antitrust settlement with Microsoft, our core business was profitable in each quarter of 2005.

Let me focus on our most important accomplishments in 2005 and how I believe they set us up for continued growth and success in 2006 and beyond.

Games

Revenue from our games business grew 63 percent to $56.3 million compared to $34.5 million in 2004. As we exited 2005, this business was approaching nearly 20 percent of our total revenue, which makes it one of our most important businesses going forward. Our goal is to be the worldwide category leader in casual games for the PC and mobile devices, and we believe we are on a path to achieve this goal.

Our focus is on developing, publishing and distributing PC and mobile casual games. We define casual games as games that are easy to learn, fun and highly addictive, and that appeal to a very broad market, not just hard-core gamers. When we started this business over five years ago, we initially focused on distributing games that were developed by others, primarily in the U.S. and secondarily in Europe and Japan. Since then, we have broadened our market position considerably through a combination of organic growth and, over the past two years, a set of complementary acquisitions.

Our organic growth has been based on scaling up on a number of vectors — developing more titles on our own, distributing more third party titles, growing our own subscriber base and distribution profile, and significantly strengthening our distribution capabilities with new relationships with companies such as Microsoft, AOL Netscape and Reader's Digest. We also are working with carriers such as Sprint and Cingular to distribute our games to mobile phone customers. These new relationships, combined with existing partners such as Comcast, Time Warner Cable, Verizon and Lifetime TV, give us the broadest distribution reach we've ever had in our games business.

With our 2004 acquisition of GameHouse®, we entered into game development and publishing. We have continued to scale up our development and publishing efforts, most notably through an exclusive deal with Hasbro announced in February 2006 to develop and publish downloadable PC versions of classic games such as Monopoly, Scrabble, Yahtzee, Clue and The Game of Life.

In May 2005, we broadened into mobile game development and distribution by acquiring Mr. Goodliving™, a Helsinki-based developer and distributor of mobile games. Mr. Goodliving also brings the EMERGE™ technology platform, which allows game developers to efficiently port PC games to mobile handsets and then easily publish that content across more than 300 wireless cell phone handsets.

In February 2006, we substantially deepened our position in Europe via the acquisition of Zylom Media, a Dutch-based, pan-European distributor and publisher of casual PC games. This acquisition brings us additional development talent, a strong pan-European product set and great European games distribution.

While we face a number of competitors in casual games, we feel that our scale, high quality games, vertical category focus, and broad distribution capabilities set us up for continued growth and leadership in this business.

Music

Music revenue increased 50 percent from 2004 to over $97.5 million, and now accounts for approximately 30 percent of our total revenue. *Rhapsody*® continues to be the leading online music

subscription service and we ended the year with more than 1.4 million paid subscribers to our various premium music services. We believe that Real has the most comprehensive collection of digital music offerings for consumers, including Internet radio, free on-demand streams, on-demand subscriptions, and individual track purchases from our catalog of over 1.5 million songs. We remain focused on creating great end-to-end consumer experiences on a variety of devices that allow us to package and distribute music.

2005 was an important year for our flagship *Rhapsody* music service in terms of product innovation. We launched the first free and legal on-demand music service with *Rhapsody 25*, which provides everyone in America 25 free song plays per month. This serves as a great way to get people to try our services that we can monetize both through subscriptions and advertising revenue. With the launch of *Rhapsody.com*, consumers can access subscription music from a Web browser instead of having to download software, and for the first time, *Rhapsody* is available to both Mac and Linux users. We believe this makes it even easier for consumers to try our music services.

We extended our distribution reach through relationships with cable providers Comcast and Cox Communications, who combined have over 12 million high-speed data customers, to offer our premium music services. Late in the year, we began working with consumer electronics manufacturers such as Sandisk, the number two provider of MP3 players in the US, to bundle our *Rhapsody* music service with several of its products. We also announced an agreement with Hewlett-Packard to become the default music service bundled on its consumer line of personal computers. We believe that the combination of these partners will help to expand our reach to potential new customers.

2006 will be an important year for making our music subscription products portable beyond the PC. We have already established an early position in this category with the introduction in 2005 of *Rhapsody to Go*, which was named the best product in its category by PC Magazine. As partners and device manufacturers improve the quality of the end-to-end consumer experience and the ease of use of portable devices, we believe that *Rhapsody* will continue to gain in popularity.

While the music business remains competitive and we face both proprietary competitors, such as Apple's iPod/iTunes combination, and continuing competition through piracy, we see significant opportunities for continued growth, which we will continue to pursue with focus and discipline.

Microsoft Antitrust Settlement

In October 2005, we settled our antitrust case against Microsoft and entered into a set of legal and commercial agreements under which Microsoft agreed to pay Real $761 million. As part of those agreements, Microsoft agreed to promote and integrate our music and games services with Microsoft's MSN network. We are very pleased with the results of this settlement.

As a result of the settlement, we received payments of $478 million in 2005, which enabled us to end the year with over $800 million in cash, cash equivalents and equity investments on our balance sheet. In addition, we expect to receive up to another $283 million in payments from Microsoft in 2006 and early 2007. These resources represent a tremendous opportunity for Real to drive growth. We intend to use our balance sheet in a disciplined way to deliver shareholder value, including strategic acquisitions and internal investments. Also, we will look for other ways to add value to shareholders as evidenced by the $100 million share repurchase program announced in November 2005.

Other Businesses

SuperPass™ continues to be our lead product aggregating video and other content. Over the past couple of years, we've continued to evolve SuperPass in a way that has enabled it to maintain its appeal to consumers while significantly increasing its profitability to Real. We are participating in the growing Internet advertising and sponsorship market through both traditional web advertising and by leveraging our tremendous software distribution capabilities to distribute partner products from leading companies such as Google and The Weather Channel. As a result, media properties, which includes advertising and third party software distribution, grew 43 percent to $31.1 million in 2005.

Lastly, our business products and services segment contributed $45.1 million in revenue in 2005. We are optimistic that emerging technologies in next generation (3G) mobile networks will allow consumers to

use their cell phones to consume all types of digital media. An example of this is Cingular, which is the flagship customer for our new end-to-end media delivery product and ASP service, Helix Online TV. Through this offering, we power Cingular's new video service, which offers streaming video and is being rolled out across its entire network. We also are making great progress in delivering our Helix DNA software to mobile handsets. As of February 2006, over 60 million handsets have shipped based on Helix DNA, and as a result, license revenue to Real is growing nicely. These applications have the potential to reignite growth in our systems business going forward and we are working hard to make that happen.

Outlook

We believe that the continued proliferation of broadband technology is the primary catalyst for the explosion in demand for digital media content and services. As an early innovator, RealNetworks continues to pioneer technology to bring digital media content to consumers. We intend to continue to leverage our broadband and wireless partnerships to distribute compelling content and services in music, games and video to our expanding customer base.

In closing, I would like to express my gratitude to our millions of customers and partners for their business, to our employees and board members for their hard work and dedication, and to our shareholders for their ongoing support and confidence.



ROB GLASER
Chairman and Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]



RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

May 8, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Monday, June 5, 2006 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington.

At the Annual Meeting, the shareholders will be asked (i) to elect two directors to RealNetworks' Board of Directors, and (ii) to ratify the appointment of KPMG LLP to serve as the Company's independent registered public accounting firm for the year ending December 31, 2006. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe the matters to be presented at the Annual Meeting.

The Board of Directors unanimously recommends that shareholders vote **"For"** these two proposals.

Whether or not you plan to attend the Annual Meeting, we hope that you will have your shares represented by marking, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. Your shares will be voted in accordance with the instructions you have given in your proxy card. You may, of course, attend the Annual Meeting and vote in person even if you have previously submitted your proxy card.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT GLASER
Chief Executive Officer and
Chairman of the Board

Proxy Statement

REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 5, 2006

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Monday, June 5, 2006, at 2:00 p.m., local time, at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington for the following purposes as more fully described in the accompanying Proxy Statement:

1. To elect two Class 3 directors to serve until the 2009 Annual Meeting of Shareholders, or until such directors' earlier retirement, resignation or removal, or the election of their successors;

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only holders of record of RealNetworks' Common Stock at the close of business on April 10, 2006 are entitled to notice of, and to vote at, this meeting or any adjournment or postponement of the meeting. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

BY ORDER OF THE BOARD OF DIRECTORS



ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

Seattle, Washington
May 8, 2006

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, we urge you to complete, sign, date and return the enclosed proxy as promptly as possible to ensure your representation at the meeting. A postage-prepaid envelope is also enclosed for that purpose. Sending in your proxy will not prevent you from voting your shares at the meeting if you desire to do so, as your proxy is revocable at your option.

Proxy Statement

REALNETWORKS, INC.

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 5, 2006

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of RealNetworks, Inc., a Washington corporation ("RealNetworks" or the "Company"), for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Monday, June 5, 2006 at the Seattle Marriott Waterfront Hotel, 2100 Alaskan Way, Seattle, Washington, and at any adjournment or postponement of the meeting, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement, a proxy card and RealNetworks' Annual Report on Form 10-K (the "Annual Report"), which includes financial statements for its fiscal year ended December 31, 2005, are being sent to all shareholders of record as of the close of business on April 10, 2006, and are being mailed to the shareholders of RealNetworks on or about May 8, 2006. Although the Annual Report and this Proxy Statement are being mailed together, the Annual Report is not part of this Proxy Statement.

Quorum and Voting Rights

At the close of business on April 10, 2006, there were 158,931,787 shares of RealNetworks' common stock, par value $0.001 per share (the "Common Stock"), outstanding. Only holders of record of the shares of Common Stock outstanding at such time will be entitled to notice of and to vote at the Annual Meeting. The presence at the Annual Meeting of a majority of such shares, either in person or by proxy, shall constitute a quorum for the transaction of business. Broker non-votes and shares held by persons abstaining will be counted in determining whether a quorum is present. Broker non-votes occur when an intermediary, such as a broker or other financial institution, returns a proxy but does not have the authorization from the beneficial owner to vote the beneficial owner's shares on a particular proposal because the intermediary did not receive voting instructions from the beneficial owner. Proxies are solicited to give all shareholders who are entitled to vote on the matters that come before the meeting the opportunity to do so, whether or not they choose to attend the Annual Meeting in person.

The manner in which your shares may be voted by proxy depends on how your shares are held. If you own shares of record, meaning that your shares of Common Stock are represented by certificates or book entries in your name so that you appear as a shareholder on the records of our stock transfer agent, Mellon Investor Services LLC, a proxy card for voting those shares is included with this proxy statement. You may vote those shares by completing, signing and returning the proxy card in the enclosed envelope. Alternatively, by following the instructions on your proxy card, you may vote those shares either via the Internet at www.proxyvoting.com/rnwk or by telephone by calling 1-866-540-5760. We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting. You may change or revoke your proxy at the Annual Meeting even if you have already voted.

If you own shares through a bank or brokerage firm account, you may instead receive a voting instruction form with this proxy statement, which you may use to instruct how your shares should be voted. Just as with a proxy, you may vote those shares by completing, signing and returning the voting instruction form in the enclosed envelope. Many banks and brokerage firms have arranged for Internet or telephonic voting of shares and provide instructions for using those services on the voting instruction form. If your bank or brokerage firm uses ADP Investor Communication Services, you may vote your shares via the Internet at www.proxyvote.com or by calling the toll-free number on your voting instruction form.

When your proxy card or voting instruction form is returned properly signed, the shares represented will be voted according to your directions. You can specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card or voting instruction form. The proposals are identified by number and a general description on the proxy card or voting instruction form. Please review the voting instructions on the proxy card and read the text of the proposals and the recommendations of the Board of Directors in this Proxy Statement prior to marking your vote.

If your proxy card is signed and returned without specifying a vote or an abstention on any proposal, it will be voted according to the recommendations of the Board of Directors on that proposal. For the reasons stated in more detail later in this Proxy Statement, the Board of Directors recommends a vote **FOR** the two individuals nominated to serve as directors and **FOR** the ratification of KPMG LLP as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2006. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Annual Meeting. However, if any other matters are properly presented for action, the proxies named on the proxy card will be authorized by your proxy to vote on those other matters in their discretion.

On each matter properly brought before the meeting, shareholders will be entitled to one vote for each share of Common Stock held. Shareholders do not have the right to cumulate their votes in the election of directors. Under Washington law and RealNetworks' Articles of Incorporation and Bylaws, if a quorum exists at the meeting: (a) a nominee for election to a position on the Board of Directors will be elected as a director if the votes cast for the nominee exceed the votes cast for any other nominee for that position, and (b) the proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006 will be approved if the votes cast in favor of the proposal exceed the number of votes cast against the proposal.

Shareholders may abstain from voting on the nominees for director and the proposal to ratify KPMG LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2006. Abstention from voting on either of these matters will have no effect, since approval of each matter is based solely on the number of votes actually cast.

Brokerage firms and other intermediaries holding shares of Common Stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, brokerage firms and other intermediaries will generally have discretion to vote their customers' shares in the election of directors and the ratification of auditors. The failure of a brokerage firm or other intermediary to vote its customers' shares on the proposal for the election of directors and the proposal to ratify KPMG LLP as the Company's independent registered public accounting firm will have no effect since the approval of these proposals is based solely on the number of votes actually cast.

Revocability of Proxies

If you execute a proxy, you may revoke it by taking one of the following three actions:

- by giving written notice of the revocation to the Corporate Secretary of RealNetworks at its principal executive offices prior to the commencement of shareholder voting at the Annual Meeting;
- by executing a proxy with a later date and delivering it to the Corporate Secretary of RealNetworks at its principal executive offices prior to the commencement of shareholder voting at the Annual Meeting; or
- by personally attending and voting at the Annual Meeting.

Solicitation of Proxies

RealNetworks will bear the expense of preparing, printing and distributing proxy materials to its shareholders. In addition to solicitations by mail, a number of employees of RealNetworks may solicit proxies on behalf of the Board of Directors in person or by telephone. RealNetworks will reimburse brokerage firms

and other intermediaries for their expenses in forwarding proxy materials to beneficial owners of the Common Stock.

Shareholder Proposals for 2007 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2007 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal executive offices of RealNetworks, no later than January 8, 2007. To be eligible to submit a proposal, a shareholder must have continually been a record or beneficial owner of shares of Common Stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2007 annual meeting of shareholders that is not eligible for inclusion in RealNetworks' Proxy Statement must provide written notice to RealNetworks, addressed to the Corporate Secretary (or to the Nominating and Corporate Governance Committee of the Board of Directors, Attn: Mr. Bleier, Chairman, if the proposal relates to the nomination of one or more directors) at the principal executive offices of RealNetworks, not later than January 8, 2007. The notice must satisfy certain requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' General Counsel and Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

PROPOSAL 1 — ELECTION OF DIRECTORS

At the Annual Meeting, two Class 3 directors are to be elected to serve until the 2009 annual meeting of shareholders or until their earlier retirement, resignation, removal, or the election of their successors. Robert Glaser and Jeremy Jaech are nominees who currently serve as Class 3 directors of RealNetworks and have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors and recommended by the Board of Directors for re-election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Glaser and Jaech to the Board of Directors, except where authority to so vote is withheld. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable or will decline to serve as a director.

Nominees for Class 3 Directors

Robert Glaser has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994. Mr. Glaser's professional experience also includes ten years of employment

with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University. Age 44.

Jeremy Jaech has been a director of RealNetworks since July 2002. Mr. Jaech has served as Chief Executive Officer of Trumba Corporation, a developer of an online calendaring application and service for consumers, since October 2003. Mr. Jaech was a co-founder of Visio Corporation, a developer of business drawing and diagramming software, and served as its President, Chief Executive Officer and Chairman of the Board from 1990 until its acquisition by Microsoft Corporation in 2000. Prior to founding Visio Corporation, Mr. Jaech co-founded Aldus Corporation, a software development company. Mr. Jaech also serves on the Board of Directors of Alibre Incorporated, a private company. Mr. Jaech holds a B.A in Mathematics and an M.S. in Computer Science from the University of Washington. Age 51.

Director Independence

The Board has determined that (i) Mr. Jaech is independent under the Nasdaq listing standards and (ii) all directors not standing for election at the Annual Meeting are independent under the Nasdaq listing standards.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which is divided into three classes, each class as nearly equal in number of directors as possible. The Board of Directors has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

The Board of Directors has determined that the Board of Directors shall be composed of seven directors. Robert Glaser and Jeremy Jaech are Class 3 directors, whose terms expire at the Annual Meeting. Eric Benhamou, Edward Bleier and Kalpana Raina are Class 1 directors whose terms expire at the annual shareholders meeting in 2007. James Breyer and Jonathan Klein are Class 2 directors whose terms expire at the annual shareholders meeting in 2008. Commencing with the Annual Meeting, each newly elected Class 3 director shall serve for a term ending at the third annual shareholders meeting following the election of such director. Proxies may not be voted for a greater number of persons than the number of nominees named.

Identification, Evaluation and Qualification of Director Nominees

All Board members are responsible for identifying and submitting candidates for consideration as directors. The name of each candidate must be presented to the Nominating and Corporate Governance Committee with a reasonably detailed statement of his or her qualifications for serving as a director of RealNetworks. The Committee and RealNetworks' Chief Executive Officer will interview and evaluate candidates that meet the criteria for serving as directors, and the Committee will recommend to the full Board the nominees that best suit the Board's needs.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or

marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as committee members may deem relevant. RealNetworks has not employed consultants to assist in identifying or screening prospective directors in the past; however, the Nominating and Corporate Governance Committee may retain a search firm for this purpose in the future. Once the Nominating and Corporate Governance Committee has approved a candidate, the candidate will be referred to the full Board for review. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice with a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors (the "Committee") will consider Board candidates recommended by qualified shareholders. Shareholders who wish to recommend candidates to serve on the Board of Directors must have continuously held at least 2% of RealNetworks' outstanding securities for at least twelve (12) months prior to the date of the submission of the recommendation (a "Qualified Shareholder").

A Qualified Shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below (the "Notice"). The Notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the Notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The Notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the Qualified Shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed

in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in this Policy.

The Notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The Notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 1 directors:

Eric A. Benhamou has been a director of RealNetworks since October 2003. Mr. Benhamou has served as chairman and chief executive officer of Benhamou Global Ventures, LLC, a venture capital company, since November 2003. Mr. Benhamou also serves as Chairman of the Boards of Directors of 3Com Corporation, Palm, Inc. and Cypress Semiconductor Corporation. He served as Chief Executive Officer of 3Com from 1990 until the end of 2000 and as Chief Executive Officer of Palm, Inc. from October 2001 to October 2003. Mr. Benhamou serves on the boards of Silicon Valley Bancshares and several privately held companies, and is a director of the New America Foundation, a Washington, D.C.-based think tank. Mr. Benhamou also serves on the executive committee of TechNet and of the Computer Science and Telecommunications Board. Mr. Benhamou holds a Master of Science degree from Stanford University School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris, France. Age 50.

Edward Bleier has been a director of RealNetworks since April 1999. Mr. Bleier serves as a director of CKX, Inc., a company engaged in the ownership, development and commercial utilization of entertainment content, and was appointed to the Board of Directors of Blockbuster Inc., a provider of in-home movie and game entertainment, in May 2005. Mr. Bleier is retired from Warner Bros. where he served as President of Pay-TV, Cable and Networks Features. Mr. Bleier serves on the Advisory Board of Drakontas LLC, a security technology company, is Chairman Emeritus of the Center for Communication and the Academy of the Arts Guild Hall, serves as a trustee of the Charles A. Dana Foundation and is a member of the Council on Foreign Relations. In 2003, Mr. Bleier published the New York Times' bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a Bachelor of Science Degree from Syracuse University and served in the U.S. Army, specializing in public information. Age 76..

Kalpana Raina has been a director of RealNetworks since December 2001. Ms. Raina serves as an Executive Vice President at The Bank of New York, a financial holding company, where she is currently in charge of European Country Management and Corporate Banking. Prior to her appointment as Executive Vice President in 1998, Ms. Raina served as Senior Vice President from 1995 to 1998, as Vice President from 1992 to 1995, as Assistant Vice President from 1989 to 1992 and as Assistant Treasurer from 1988 to 1989. Prior to joining The Bank of New York, Ms. Raina was employed in the Media Division of Manufacturers Hanover Trust Company. Ms. Raina serves on the Board of ADITI: Foundation for the Arts in New York City. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University. Age 50.

The following individuals are Class 2 directors:

Jonathan D. Klein has been a director of RealNetworks since January 2003. Mr. Klein is a co-founder of Getty Images, Inc., a provider of imagery and related products and services, where he has served as Chief Executive Officer and a director since 1998. Mr. Klein served as Chief Executive Officer and as a director of Getty Communications Limited, the predecessor to Getty Images, Inc., from 1996 to 1998. From 1995 to 1996, Mr. Klein served as the Joint Chairman of Getty Communications Limited. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C., The Global Business Coalition on HIV/AIDS and A Contemporary Theatre in Seattle, Washington. Mr. Klein holds a Master's Degree from Cambridge University. Age 45.

James W. Breyer has been a director of RealNetworks since October 1995. Mr. Breyer has served as a General Partner of Accel Partners in Palo Alto, California since 1990. At Accel Partners, Mr. Breyer has sponsored investments in over 25 companies that have completed public offerings or mergers. Mr. Breyer is currently a director of Wal-Mart Stores, Inc. and several private companies. Mr. Breyer holds a B.S. from Stanford University and an M.B.A. from Harvard University, where he was named a Baker Scholar. Age 44.

Meetings of the Board

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met ten times during RealNetworks' fiscal year ended December 31, 2005 and took action by unanimous written consent on one other occasion. No incumbent member attended fewer than 75% of the total number of meetings of the Board of Directors and of any Board committees of which he or she was a member during that fiscal year.

Committees of the Board

Committees of the Board consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. All members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent" as defined in the rules of the National Association of Securities Dealers, Inc.

Audit Committee. The Audit Committee, currently composed of Messrs. Benhamou, Jaech, Klein and Ms. Raina, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. The Board has designated Mr. Klein as the Audit Committee Financial Expert, as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933. The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee met six times during the fiscal year ended December 31, 2005.

Compensation Committee. The Compensation Committee, currently composed of Messrs. Bleier, Breyer and Jaech, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. The Board of Directors has adopted a written charter for the Compensation Committee. The

Compensation Committee met eight times during the fiscal year ended December 31, 2005 and took action by unanimous written consent on seven other occasions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently composed of Messrs. Bleier and Breyer and Ms. Raina. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met three times during the fiscal year ended December 31, 2005.

The Company's Audit Committee Charter, Compensation Committee Charter and Nominating and Corporate Governance Committee Charter, each as adopted by the Board of Directors, are posted on our website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance."

Strategic Transactions Committee. The approval of the Strategic Transactions Committee, which is currently composed of Messrs. Glaser, Breyer and Jaech, is required before the Board of Directors may:

- adopt a plan of merger,
- authorize the sale, lease, exchange or mortgage of (A) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (B) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent,
- authorize RealNetworks' voluntary dissolution, or
- take any action that has the effect of the foregoing clauses.

The Strategic Transactions Committee met one time during the fiscal year ended December 31, 2005.

Compensation of Directors

Each director who is not an employee of RealNetworks (an "Outside Director") is paid $5,000 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. Directors are also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Outside Directors also receive stock options under the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"). On the date an Outside Director is first appointed or elected to serve on the Board, he or she will be granted nonqualified stock options to purchase 45,000 shares of RealNetworks Common Stock that will become fully vested on the first anniversary of the grant date. Each Outside Director will also be granted nonqualified stock options to purchase 45,000 shares of RealNetworks Common Stock three business days following the date of each annual meeting of shareholders, provided that each such Outside Director has served on the Board for the preceding twelve months. These options will become fully vested on the first anniversary of the grant date.

Each option granted under the 2005 Plan has a maximum term of seven years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

On October 12, 2005, Messrs. Benhamou, Bleier, Breyer, Jaech, Klein and Ms. Raina were each granted an option to purchase 45,000 shares of Common Stock at an exercise price of $7.33 per share, and 100% of the shares subject to such options will vest on June 30, 2006.

Proxy Statement

Policy Regarding Director Attendance at Annual Meetings of the Shareholders

It is the policy of RealNetworks that at least one member of its Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend such meetings. RealNetworks will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders.

Two directors attended the annual meeting of shareholders held on June 9, 2005.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website *(www.realnetworks.com/company/investor)*, or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. If RealNetworks makes any substantive amendments to this Code of Business Conduct and Ethics, or if the Audit Committee grants any waiver, including any implicit waiver, from a provision of this Code of Business Conduct and Ethics to RealNetworks' principal executive officer, principal financial officer, principal accounting officer or other persons serving in a similar capacity, RealNetworks will disclose the nature of such amendment or waiver, the name of the person to whom the waiver was granted and the date of the waiver in a report on Form 8-K.

Contractual Arrangements

Under a voting agreement (the "Voting Agreement") entered into in September 1997 among RealNetworks, Accel IV, L.P. ("Accel IV"), Mitchell Kapor, Bruce Jacobsen and Robert Glaser, each of Accel IV and Messrs. Jacobsen and Kapor have agreed to vote all shares of stock of RealNetworks owned by them to elect Mr. Glaser to the Board of Directors of RealNetworks in each election in which he is a nominee. The obligations under the Voting Agreement terminate with respect to shares transferred by the parties to the Voting Agreement when such shares are transferred. The Voting Agreement terminates on the death of Mr. Glaser.

Pursuant to the terms of an agreement entered into in September 1997 among RealNetworks and Mr. Glaser, RealNetworks has agreed to use its best efforts to nominate, elect and not remove Mr. Glaser from the Board of Directors so long as Mr. Glaser owns a specified number of shares of Common Stock.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Ownership Information

The following table sets forth, as of April 10, 2006, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of the outstanding Common Stock, (b) each director, (c) the Chief Executive Officer and RealNetworks' four most highly compensated executive officers other than the Chief Executive Officer for the fiscal year ended December 31, 2005, and Richard Wolpert, who would have been among the four most highly compensated executive officers but was not serving as an executive officer of RealNetworks on December 31, 2005, and (d) all of RealNetworks' executive officers and directors as a group. The individuals referred to in

(c) above are referred to throughout this Proxy Statement as the Named Executive Officers. Unless otherwise noted, the named beneficial owner has sole voting and investment power.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2) c/o RealNetworks, Inc. 2601 Elliott Avenue Suite 1000 Seattle, WA 98121	53,395,039	33.6%
Entities deemed to be affiliated with AXA Financial, Inc.(3) 1290 Avenue of the Americas New York, NY 10104	22,573,135	14.2
Eric A. Benhamou(4)	87,920	*
Edward Bleier(5)	335,000	*
James W. Breyer(6)	694,454	*
Jeremy Jaech(7)	103,340	*
Jonathan D. Klein(8)	108,830	*
Kalpana Raina(9)	137,343	*
Savino Ferrales(10)	80,000	*
Robert Kimball(11)	462,820	
Daniel C. Sheeran(12)	246,500	*
Carla Stratfold(13)	288,886	*
Richard Wolpert	0	*
All directors and executive officers as a group (15 persons)(14)	56,183,059	34.8%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission (the "SEC") and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of April 10, 2006 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 1,924,545 shares of Common Stock owned by the Glaser Progress Foundation. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 62,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(3) Pursuant to a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2006, AXA Financial, Inc. reported that as of December 31, 2005, it and certain related entities beneficially owned an aggregate of 22,573,135 shares of Common Stock and that its address is 1290 Avenue of the Americas, New York, NY 10104.

(4) Includes 55,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(5) Includes 325,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(6) Includes 345,217 shares of Common Stock owned by the James W. Breyer and Susan Breyer Trust UA October 4, 1995. Also includes 265,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(7) Includes 100,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(8) Includes 100,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(9) Includes 135,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(10) Includes 80,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(11) Includes 461,450 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(12) Includes 246,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(13) Includes 281,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

(14) Includes an aggregate of 2,353,485 shares of Common Stock issuable upon exercise of options exercisable within 60 days of April 10, 2006.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2005, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2005, RealNetworks' Compensation Committee was composed of Messrs. Bleier, Breyer and Jaech. No executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of RealNetworks' Compensation Committee and any member of the compensation committee of any other company.

Change-in-Control Arrangements

RealNetworks 2005 Stock Incentive Plan. The Compensation Committee of the Board of Directors may determine at the time an award is granted under the 2005 Stock Incentive Plan (the "2005 Plan") that, upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the

per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Compensation Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award.

For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Compensation Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Compensation Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then such outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Compensation Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

RealNetworks 1995 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan. Under RealNetworks' 1995 Stock Option Plan, 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan, as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby, notwithstanding any contrary vesting schedule in the option agreement evidencing the option (except to the extent the option agreement expressly provides otherwise), in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;

Proxy Statement

- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;
- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or
- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Employment Contracts and Termination of Employment Arrangements

Robert Glaser. Pursuant to an Agreement dated February 1, 2006 between RealNetworks and Robert Glaser (the "Glaser Agreement"), Mr. Glaser was awarded a cash bonus in the aggregate amount of $2.9 million, of which $1.45 million was paid in February 2006, and $725,000 will be paid in each of July 2006 and January 2007. If Mr. Glaser voluntarily terminates his employment with RealNetworks or is involuntarily terminated by RealNetworks for Cause (as defined in the Glaser Agreement) prior to January 2007, he will not be eligible to receive cash payments under the Glaser Agreement that are due after the date he ceases to be employed by RealNetworks. In the case of death or disability, Mr. Glaser or his heirs will receive all remaining payments under the Glaser Agreement within 30 days.

Savino Ferrales. Pursuant to his 2004 employment offer letter, Mr. Ferrales has agreed to provide RealNetworks four months notice prior to terminating his employment within the first two years of his employment. In the event that RealNetworks terminates the employment of Mr. Ferrales without Cause (as defined in the employment offer letter) within the first two years of his employment, RealNetworks will provide Mr. Ferrales with four months notice or pay of his then-current base salary in lieu of notice through any remaining portion of the notice period. Any such payments shall be subject to and conditioned upon Mr. Ferrales signing a general and complete release of all claims against RealNetworks.

Robert Kimball. Pursuant to an Agreement dated November 30, 2005 between RealNetworks and Robert Kimball (the "Kimball Agreement"), Mr. Kimball was awarded a cash bonus in the aggregate amount of $3.25 million, of which $1.0 million was paid in November 2005, and $375,000 will be paid every six months thereafter through November 2008. If Mr. Kimball voluntarily terminates his employment with RealNetworks or is involuntarily terminated by RealNetworks for Cause (as defined in the Kimball Agreement) prior to November 2008, he will not be eligible to receive cash payments under the Kimball Agreement that are due after the date he ceases to be employed by RealNetworks. In the case of death or disability, Mr. Kimball or his heirs will receive all remaining payments under the Kimball Agreement within 30 days.

Daniel Sheeran. Pursuant to an Agreement dated November 30, 2005 between RealNetworks and Daniel Sheeran (the "Sheeran Agreement"), Mr. Sheeran was awarded a cash bonus in the aggregate amount of $200,000, of which $70,000 was paid in November 2005 and $65,000 will be paid in each of May 2006 and November 2006. If Mr. Sheeran voluntarily terminates his employment with RealNetworks or is involuntarily terminated by RealNetworks for Cause (as defined in the Sheeran Agreement) prior to November 2006, he will not be eligible to receive cash payments under the Sheeran Agreement that are due after the date he ceases to be employed by RealNetworks. In the case of death or disability, Mr. Sheeran or his heirs will receive all remaining payments under the Sheeran Agreement within 30 days.

COMPENSATION AND BENEFITS

Executive Officer Compensation

Compensation Summary. The following table sets forth information regarding compensation earned during RealNetworks' fiscal year ended December 31, 2005, and during the preceding two fiscal years, by the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation		Long-Term Compensation	All Other Compensation
		Salary	Bonus	Securities Underlying Stock Options	
Robert Glaser	2005	$400,000	$ 386,000(1)(2)	500,000	$ 32,388(3)
Chairman of the Board and	2004	215,770	100,000	0	34,714(3)
Chief Executive Officer	2003	200,000	0	0	37,451(3)
Savino R. Ferrales	2005	240,000	112,480(4)	0	153,742(5)
Senior Vice President,	2004	173,692(6)	86,000(7)	200,000	25,450(8)
Human Resources	2003	0	0	0	0
Robert Kimball	2005	250,000	1,072,375(9)(2)	50,000	180(10)
Senior Vice President, Legal and	2004	225,000(11)	101,000(12)	0	162(10)
Business Affairs, General Counsel	2003	197,436	43,940(13)	150,000	120(10)
and Corporate Secretary					
Daniel C. Sheeran	2005	260,000	164,403(14)(2)	200,000	234(10)
Senior Vice President,	2004	225,000	93,743(15)	0	162(10)
Music and Video	2003	199,001	32,790(16)	150,000	108(10)
Carla Stratfold	2005	230,000	143,502(17)	20,000	432(18)
Senior Vice President,	2004	230,000	100,822(19)	0	166(10)
North American Sales	2003	210,000	166,815(20)	100,000	7,356(21)
Richard Wolpert(22)	2005	232,267	149,500(2)	0	5,142(23)
Former Chief Strategy Officer	2004	330,000	84,150(24)	350,000	1,356(25)
	2003	278,675	39,600(26)	0	164(10)

(1) Represents incentive compensation in the amount of $386,000 earned in 2005 and paid in 2006.

(2) In 2005, RealNetworks entered into agreements with Microsoft valued at $761 million to RealNetworks in connection with the settlement of antitrust litigation and agreements relating to digital music and games. In recognition of their efforts and leadership in resolving the antitrust litigation and establishing a collaborative relationship with Microsoft, Messrs. Glaser, Kimball, Sheeran and Wolpert were awarded special cash bonuses in the amount of $2,900,000, $3,250,000, $200,000 and $250,000, respectively, portions of which are subject to deferred payment schedules ranging from one to three years and conditioned upon continued employment with RealNetworks. Amounts shown for each of Messrs. Kimball, Sheeran and Wolpert include bonus payments made in 2005 in the amount of $1,000,000, $70,000 and $100,000, respectively. The remaining portions of these special bonuses are scheduled to be paid as follows: Mr. Glaser has been paid or is scheduled to be paid $2,175,000 in 2006 and $725,000 in 2007; Mr. Kimball is scheduled to be paid $750,000 in each of 2006, 2007 and 2008; Mr. Sheeran is scheduled to be paid $130,000 in 2006; and Mr. Wolpert has been paid $150,000 in 2006.

(3) Amounts shown for Mr. Glaser for 2003, 2004 and 2005 represent costs associated with the occupancy of office space in the Company's headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant in the aggregate amount of $37,331, $34,552 and $32,028, respectively, and premiums paid by RealNetworks for term life insurance for the benefit of Mr. Glaser in the amount of $120 for 2003, $162 for 2004 and $360 for 2005.

(4) Includes incentive compensation in the amount of $33,480 earned in 2005 and paid in 2006 and a relocation bonus in the amount of $40,000.

(5) Represents a premium in the amount of $216 paid by RealNetworks for term life insurance for the benefit of Mr. Ferrales, 401(k) matching contributions of $1,935 under RealNetworks' 401(k) plan, reimbursed relocation expenses in the amount of $104,633 and temporary housing expenses of $46,958.

(6) Represents base salary earned by Mr. Ferrales after he commenced employment with RealNetworks on April 12, 2004.

(7) Represents incentive compensation in the amount of $36,000 earned in 2004 and paid in 2005, a signing bonus of $30,000 and a relocation bonus in the amount of $20,000.

(8) Represents a premium in the amount of $115 paid by RealNetworks for term life insurance for the benefit of Mr. Ferrales and temporary housing expenses of $25,335.

(9) Includes incentive compensation in the amount of $34,875 earned in 2005 and paid in 2006.

(10) Represents a premium paid by RealNetworks for term life insurance for the benefit of the Named Executive Officer.

(11) Includes salary in the amount of $25,000 earned in 2004 and paid in 2005.

(12) Includes incentive compensation in the amount of $80,000 earned in 2004 and paid in 2005.

(13) Includes incentive compensation in the amount of $30,000 earned in 2003 and paid in 2004.

(14) Includes incentive compensation in the amount of $39,990 earned in 2005 and paid in 2006, and sales commissions in the amount of $35,663 earned and paid in 2005.

(15) Includes incentive compensation in the amount of $18,750 earned in 2004 and paid in 2005, and sales commissions earned in 2004 in the amount of $61,868, of which $39,993 was paid in 2005.

(16) Includes incentive compensation in the amount of $22,425 earned in 2003 and paid in 2004.

(17) Includes incentive compensation in the amount of $18,833 earned in 2005 and paid in 2006, and sales commissions earned in 2005 in the amount of $104,419, of which $30,375 was paid in 2006.

(18) Represents a premium in the amount of $207 paid by RealNetworks for term life insurance for the benefit of Ms. Stratfold and 401(k) matching contributions of $225 under RealNetworks' 401(k) plan.

(19) Includes incentive compensation in the amount of $20,250 earned in 2004 and paid in 2005, and sales commissions earned in 2004 in the amount of $70,447, of which $47,250 was paid in 2005.

(20) Represents incentive compensation in the amount of $8,625 earned in 2003 and paid in 2004, sales commissions in the amount of $12,520 earned in 2003 and paid in 2004, sales commissions in the amount of $70,670 earned and paid in 2003 and a relocation bonus in the amount of $75,000 paid in 2003.

(21) Represents reimbursed relocation expenses in the amount of $7,230 and a premium in the amount of $126 paid by RealNetworks for term life insurance for the benefit of Ms. Stratfold.

(22) Mr. Wolpert resigned as an executive officer of RealNetworks effective September 20, 2005, and remains employed by RealNetworks in a non-officer role.

(23) Represents 401(k) matching contributions of $4,845 under RealNetworks' 401(k) plan and a premium in the amount of $297 paid by RealNetworks for term life insurance for the benefit of Mr. Wolpert.

(24) Includes incentive compensation in the amount of $49,500 earned in 2004 and paid in 2005.

(25) Represents a premium in the amount of $238 paid by RealNetworks for term life insurance for the benefit of Mr. Wolpert and gifts valued at $1,118.

(26) Represents incentive compensation in the amount of $39,600 earned in 2003 and paid in 2004.

Option Grants. The following table shows information concerning stock options granted to the Named Executive Officers during RealNetworks' fiscal year ended December 31, 2005.

Option Grants in 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price ($ per share)	Expiration Date	5%	10%
Robert Glaser	500,000	4.8%	8.00	11/04/12	$1,628,402	$3,794,868
Savino Ferrales	—	—	—	—	—	—
Robert Kimball	50,000	0.5%	5.84	01/18/25	482,763	1,672,430
Daniel Sheeran	20,000	0.2%	6.22	04/21/25	205,670	712,501
Daniel Sheeran	80,000	0.8%	4.86	07/21/12	158,281	368,861
Daniel Sheeran	100,000	1.0%	8.00	11/04/12	325,680	758,974
Carla Stratfold	20,000	0.2%	5.84	01/18/25	193,105	668,972
Richard Wolpert	—	—	—	—	—	—

(1) Based on an aggregate of 10,363,450 shares underlying options granted to RealNetworks employees during fiscal year 2005.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by the Securities and Exchange Commission. None of the assumed rates of stock price appreciation represent the Company's estimate or projection of the future price of the Common Stock.

Option Exercises. The following table shows information concerning stock options exercised by the Named Executive Officers during RealNetworks' fiscal year ended December 31, 2005, including the aggregate value of any gains realized on such exercise. The table also shows information regarding the number and value of unexercised in-the-money options held by the Named Executive Officers at the end of that fiscal year.

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($) (1)	
Name	Shares Acquired on Exercise(#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert Glaser	—	$ —	—	500,000	$ —	$ —
Savino Ferrales	—	—	60,000	140,000	61,200	142,800
Robert Kimball	—	—	430,305	136,145	665,055	415,484
Daniel Sheeran	—	—	192,000	308,000	445,180	512,620
Carla Stratfold	—	—	246,500	98,500	229,680	172,720
Richard Wolpert	129,967	347,149	230,196	339,837	137,406	605,976

(1) Based on a value of $7.76 per share, the market price per share on December 30, 2005 (the last business day of fiscal year 2005), minus the per share exercise price, multiplied by the number of shares underlying the option.

Report of the Compensation Committee of the Board of Directors

Compensation Philosophy

The Compensation Committee of the Board of Directors consists of three non-employee directors, Edward Bleier, James W. Breyer and Jeremy Jaech. The Compensation Committee works with management to establish the general compensation policies and programs for RealNetworks' executive officers, including the determination of salaries, the establishment of bonus programs and the granting of stock options. In establishing executive compensation, the Compensation Committee is guided by the following principles:

- the total compensation for executive officers should be sufficiently competitive with the compensation paid by high-growth companies in the software and other relevant industries for officers in comparable positions so that RealNetworks can attract and retain qualified executives;
- individual compensation should include components that reflect the financial performance of RealNetworks, the competitive compensation of the position and the performance of the individual;
- each executive officer will have clear goals and accountability with regard to corporate performance; and
- pay incentives should be aligned with the long-term interests of RealNetworks' shareholders.

RealNetworks' executive compensation program is designed to align executive compensation with RealNetworks' business objectives and the executive's individual performance, and to enable RealNetworks to attract, retain and reward executive officers who contribute, and are expected to continue to contribute, to RealNetworks' long-term success. The Compensation Committee believes that executive compensation should be designed to motivate executives to increase shareholder value, and further believes that executive officers can best increase shareholder value by conceiving, developing and positioning the best products and services in RealNetworks' chosen markets.

Each executive officer's performance for the past fiscal year and objectives for the current year are reviewed, together with the executive officer's responsibility level and RealNetworks' fiscal performance versus objectives for the past fiscal year and potential performance targets for the current year. When salaries, variable compensation and stock option awards are established for executive officers, the following criteria are considered:

- RealNetworks' and individual's performance during the past year and recent quarters relative to budgeted targets;
- with respect to executive officers whose primary responsibilities are in the area of sales, the achievement of their own and their business units' sales revenue goals relative to their budgeted targets, and RealNetworks' financial performance during the past year and recent quarters; and
- the salaries of executive officers in similar positions of companies of comparable size in the same geographic region and other companies within the high technology industry.

With respect to executive officers other than the Chief Executive Officer, the recommendations of the Chief Executive Officer are taken into consideration when executive compensation is determined. The method for determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time.

In the fiscal year ended December 31, 2005, the relationship between executive compensation and RealNetworks' financial performance was primarily established through long-term incentives consisting of stock options. In addition, most executives had a component of their cash compensation tied to RealNetworks' overall financial performance. Executives whose primary responsibilities are in the area of sales had a significant component of their cash compensation tied to their own and their business units' performance against sales revenue goals. At the direction of the Compensation Committee, the Human Resources department of RealNetworks obtains executive compensation data from salary surveys that reflect a peer group of other high technology companies, including high technology companies of similar sizes that are

located in the same geographic region, and considers this data in establishing employment offers to and compensation increases for executive officers.

Components of Compensation

The executive compensation program is designed to create a strong linkage between total rewards and performance. This linkage is achieved through the establishment and maintenance of multiple compensation elements including base salary, performance bonuses, variable cash compensation and long-term incentives (equity). These elements are addressed separately.

Quantitative methods or mathematical formulas are not used exclusively in setting any element of compensation. In determining each component of compensation, all elements of an executive officer's total compensation package are considered, including insurance and other benefits.

Base Salaries. The primary role of base salary is to provide a foundation that reflects the value of each job in the marketplace. Base salaries are determined for executive officers by reviewing the salaries for comparable positions in high-growth companies in RealNetworks' industry and geographic region, other companies which compete for comparable talent, the historical and comparative compensation levels of RealNetworks' executives, and the executive's individual performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues.

At the direction of the Compensation Committee, RealNetworks' Human Resources department obtains executive salary data directly from national and regional executive compensation surveys. Further, the Compensation Committee may also utilize the services of a consulting firm to provide additional relevant salary information when appropriate.

In 2005, salary increases were awarded to certain executive officers of RealNetworks in connection with performance, promotion, and/or the assumption of additional responsibilities.

Variable Cash Compensation. In addition to base compensation, most executives receive some kind of sign-on or relocation bonus if they must relocate to be employed by RealNetworks, determined at the commencement of their employment with RealNetworks. These bonuses generally are paid in one or two installments over the course of the executive's first year of employment and are not performance- or objective-based. In 2005, RealNetworks hired one executive officer and awarded him signing and relocation bonuses to encourage him to join the Company.

RealNetworks has implemented a formal Executive Management-by-Objective program (the "MBO Program") with direct financial incentives in the form of annual cash bonuses to promote the achievement of corporate and individual performance goals. This component is designed to provide rewards for short-term (quarterly to annual) tactical results. It is not automatic and is dependent on the achievement of identified goals and objectives. In 2005, the target MBO payment for most executives was approximately 30% of his or her annual base salary, and the target MBO payment for the Company's Executive Vice President, Worldwide Business Products and Services and International Operations was 100% of his annual base salary. Notwithstanding individual executives' performance, the Compensation Committee may in its discretion decline to distribute MBO payments if it determines that other factors do not warrant the payment of bonuses.

The Chief Executive Officer, General Counsel and Chief Financial Officer of RealNetworks are not eligible to participate in the MBO Program. The Compensation Committee has established separate incentive compensation programs for the Chief Executive Officer, the Chief Financial Officer and the General Counsel. In 2005, the Chief Financial Officer and General Counsel were eligible to earn a target of 30% of their respective base salaries, which amounts were determined by the Chief Executive Officer and the Compensation Committee based on individual performance relative to business goals not directly related to RealNetworks' reported financial results. RealNetworks' Chief Executive Officer, Mr. Glaser, is eligible to earn an annual cash bonus of up to 100% of base salary based on the achievement of certain financial and operating goals as determined by the Compensation Committee.

The other component of the variable cash compensation program relates to executives whose primary area of responsibility is sales. The compensation of these executives generally also includes a commission component. In 2005, RealNetworks assigned a certain percentage of its sales executives' commission targets to the MBO Program based on RealNetworks' overall performance against certain business objectives. Under the MBO Program, these executives have a smaller target bonus and maximum bonus payout potential than other MBO Program participants because a significant portion of the compensation for these executives is determined on a commission basis.

In 2005, RealNetworks entered into agreements with Microsoft valued at $761 million to RealNetworks in connection with the settlement of antitrust litigation and agreements relating to digital music and games. The Compensation Committee awarded special cash bonuses to certain executive officers of RealNetworks, including Mr. Glaser, in recognition of their effort and leadership in resolving the antitrust litigation and establishing a collaborative relationship with Microsoft. Portions of the cash bonuses awarded to the Chief Executive Officer, General Counsel and Senior Vice President, Music & Video are subject to deferred payment schedules ranging from one to three years.

Long-Term Incentives. In keeping with RealNetworks' philosophy of providing a total compensation package that includes at-risk components of pay, long-term incentives consisting of stock option grants comprise a component of an executive's total compensation package. These incentives are based on strategic rather than tactical determinations and are designed to motivate and reward executives for maximizing shareholder value and encourage the long-term employment of key employees. The Compensation Committee may utilize the services of a consulting firm, when appropriate, to provide market data in connection with the determination of executive stock option awards.

When stock options are granted to executive officers, the executives' levels of responsibility, experience and breadth of knowledge, individual performance criteria, previous stock option grants and compensation practices at similar companies in RealNetworks' industry are considered in evaluating total compensation. The size of stock option grants is generally intended to reflect an executive's position with RealNetworks and his or her contributions to RealNetworks, and as a result, the number of shares underlying stock option awards varies. Options generally have a four or five year vesting period to encourage key employees to continue in RealNetworks' employ. In 2005, options to purchase a total of 800,000 shares were granted to a new executive officer and options to purchase a total of 770,000 shares were granted to existing executive officers.

Because all of the above grants were made at option prices equal to the fair market value of the Common Stock on the dates of grant, the stock options have value only if the stock price appreciates from the value on the date the options were granted. The use of stock options is intended to focus executives on the enhancement of shareholder value over the long-term and to encourage equity ownership in RealNetworks.

Other Executive Compensation

Subject to certain restrictions, RealNetworks provides benefits to executive officers that are also available to other RealNetworks employees, including a 401(k) plan and matching program, an employee stock purchase plan that permits employees to purchase RealNetworks stock at a discount, a transportation subsidy, life insurance, medical and dental benefits, and a cafeteria plan.

In 2005, the Compensation Committee approved a revised relocation arrangement for RealNetworks' Senior Vice President, Human Resources, pursuant to which the Company has engaged a third party relocation firm to purchase his principal residence located in Austin, Texas. The Company will pay fees and expenses related to the relocation company's purchase and sale of the residence.

Compensation of the Chief Executive Officer

In fiscal year 2005, Mr. Glaser earned a base salary of $400,000, which is close to the median base salary earnings for chief executive officers of other high-growth companies in the high technology industry. Pursuant to a separate incentive compensation program established by the Compensation Committee for the Chief Executive Officer, Mr. Glaser earned a cash bonus of $386,000 in 2005. This bonus was based on Mr. Glaser's

achievement of certain financial and operating goals determined by the Compensation Committee. In addition, Mr. Glaser was awarded a special cash bonus in the amount of $2.9 million in connection with his leadership and efforts related to the settlement of the Microsoft antitrust litigation and the collaboration agreements with Microsoft. Of this bonus, Mr. Glaser received $1.45 million in February 2006 and will receive $725,000 in each of July 2006 and January 2007. The Compensation Committee also awarded stock options to Mr. Glaser for the purchase of 500,000 shares of RealNetworks Common Stock that will vest over four years. The options have an exercise price equal to the fair market value of RealNetworks Common Stock on the grant date. These are the first stock options awarded to Mr. Glaser since RealNetworks' inception in 1994. Since 2002, the imputed costs associated with the occupancy of vacant office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser.

Ongoing Review

The Compensation Committee evaluates RealNetworks' compensation policies on an ongoing basis to determine whether they enable RealNetworks to attract, retain, and motivate key personnel. To meet these objectives, RealNetworks may from time to time increase cash compensation, grant additional stock option awards or provide other short- and long-term incentive compensation to executive officers, including Mr. Glaser. The Compensation Committee receives recommendations from the Chief Executive Officer and the Human Resources Department for compensation changes, if any. To establish the appropriate level of total compensation for each executive, the Compensation Committee reviews industry surveys compiled by RealNetworks' Human Resources Department, engages independent compensation consultants from time to time, and relies on individual performance and potential and historic executive compensation.

Policy With Respect to the $1 Million Deduction Limit

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid to executive officers named in the summary compensation table in the proxy statement of a public company to $1 million, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that RealNetworks may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m); deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Conclusion

The Compensation Committee believes these executive compensation policies and programs effectively serve the interests of shareholders and RealNetworks. The various pay vehicles offered are appropriately balanced to provide increased motivation for executives to contribute to the overall future success of RealNetworks, thereby enhancing the value of RealNetworks for the shareholders' benefit.

The Compensation Committee
of the Board of Directors

Edward Bleier
James W. Breyer
Jeremy Jaech

Comparative Performance Graph

Set forth below is a graph comparing the cumulative total return to shareholders on RealNetworks' Common Stock with the cumulative total return of the Nasdaq Stock Market (U.S. & Foreign) and the Dow Jones US Technology Index for the period beginning on December 31, 2000 and ended on December 31, 2005.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc. Common Stock, the Nasdaq Stock Market (U.S. & Foreign) and the Dow Jones US Technology Index



	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005
RealNetworks, Inc.	$100	$68.37	$43.86	$65.73	$76.20	$ 89.32
Nasdaq Stock Market (U.S. & Foreign)	$100	$83.93	$63.03	$84.88	$87.28	$104.53
Dow Jones US Technology Index	$100	$71.66	$43.96	$66.40	$67.57	$ 69.80

The total return on the Common Stock and each index assumes the value of each investment was $100 on December 31, 2000, and that all dividends were reinvested, although dividends have not been declared on the Common Stock. Return information is historical and not necessarily indicative of future performance.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2006, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder ratification of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If

the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the accounts of RealNetworks since 1994. KPMG LLP performed audit services in connection with the examination of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2005. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed By KPMG LLP During 2004 and 2005

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of the Company's annual financial statements for 2004 and 2005, and fees billed for other services rendered by KPMG LLP.

	2004	2005
Audit Fees(1)	$975,000	$1,085,616
Audit-Related Fees(2)	18,000	0
Tax Fees	0	0
All Other Fees	0	0
Total fees	$993,000	$1,085,616

(1) Fee in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2004 and 2005, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2004 and 2005 fiscal years and Sarbanes-Oxley Section 404 attestation services.

(2) Audit-related fees in 2004 consisted principally of fees in connection with Sarbanes-Oxley 404 pre-attestation services.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by RealNetworks' independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2004 and 2005, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

Annual Independence Discussions

The Audit Committee has determined that the provision by KPMG LLP of non-audit services to RealNetworks is compatible with KPMG LLP maintaining its independence.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005, and the notes thereto.

Review with Management

The Audit Committee has reviewed and discussed RealNetworks' audited financial statements with management.

Review and Discussions with Independent Registered Public Accounting Firm

The Audit Committee has discussed with KPMG LLP, RealNetworks' independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 which includes, among other items, matters related to the conduct of the audit of RealNetworks' financial statements.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from RealNetworks and its related entities) and has discussed with KPMG LLP its independence from RealNetworks.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to RealNetworks' Board of Directors that RealNetworks' audited consolidated financial statements be included in RealNetworks' Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The Audit Committee of the Board of Directors

Eric A. Benhamou
Jeremy Jaech
Jonathan D. Klein
Kalpana Raina

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors," "Report of the Audit Committee of the Board of Directors" and "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS



ROBERT KIMBALL
Senior Vice President, Legal and Business Affairs,
General Counsel and Corporate Secretary

May 8, 2006
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2005 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:

INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Washington	**91-1628146**
(State of incorporation)	*(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington**	**98121**
(Address of principal executive offices)	*(Zip Code)*

(Registrant's telephone number, including area code)
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
(Title of Class)
Common Stock, Par Value $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $485,843,879 on June 30, 2005, based on the closing price of the Common Stock on that date, as reported on the Nasdaq National Market.(1)

The number of shares of the registrant's Common Stock outstanding as of February 28, 2006 was 158,907,481.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2006 Annual Meeting of Shareholders to be held on or about June 5, 2006 are incorporated by reference into Part III of this Report.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
	Executive Officers of the Registrant	9
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	26
Item 2.	Properties	26
Item 3.	Legal Proceedings	26
Item 4.	Submission of Matters to a Vote of Security Holders	26
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	28
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	51
Item 8.	Financial Statements and Supplementary Data	53
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	89
Item 9A.	Controls and Procedures	89
Item 9B.	Other Information	89
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	89
Item 11.	Executive Compensation	90
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	90
Item 13.	Certain Relationships and Related Transactions	91
Item 14.	Principal Accountant Fees and Services	91
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	91
Exhibit Index		92

Annual Report

PART I:

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about RealNetworks' industry, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language in the section of Item 1 entitled "Competition," in Item 3 entitled "Legal Proceedings" and in the section that includes "Risk Factors" and "Special Note Regarding Forward-Looking Statements." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks, Inc. is a leading creator of digital media services and software, such as Rhapsody, RealArcade and RealPlayer. Consumers use our services and software to find, play, purchase and manage free and premium digital content, including music, games and video. Broadcasters, network operators, media companies and enterprises use our products and services to create and deliver digital media to PCs, mobile phones and other consumer electronics devices.

We have used our technology to create a large base of consumers, network operators and content owners who use our products and services to create, send and receive both free and paid content. In addition, we have developed a variety of products and services to connect content providers, broadcasters and advertisers, including our subscription services. Our strategy is to continue to leverage our Internet media technology and our worldwide user base to increase our sales of digital media products, services and advertising in order to build a long-term, sustainable and profitable business.

We were incorporated in 1994 in the State of Washington. We completed our initial public offering in 1997 and our common stock is listed on the Nasdaq National Market under the symbol "RNWK." We pioneered the development of technology for the transmission of digital media over the Internet. We also developed a suite of software and products for Internet media delivery for sale to business customers, including our RealServer and Helix products. We have increasingly focused our consumer business on providing digital content and services to consumers, including the provision of premium subscription services for the delivery of online music, games and video.

Consumer Products and Services

Music

We own and manage a comprehensive set of digital music products and services designed to provide consumers with broad access to digital music. Our goal is to enable consumers to access digital content anytime, anywhere and from any device. Our music services include Rhapsody, an on-demand digital music subscription service, Rhapsody To Go, our portable digital music subscription service, and RadioPass, our Internet radio subscription service. We recently launched Rhapsody.com, a Web-based version of our digital music service. We also operate the RealPlayer Music Store, which enables consumers to purchase and download individual digital music tracks.

Rhapsody. Our Rhapsody music service and jukebox software is the centerpiece of our comprehensive set of music offerings. Our software allows consumers to manage their entire music collection in one application and subscribers to our Rhapsody subscription services receive legal, unlimited, streaming access to over 1.5 million tracks in exchange for a monthly subscription fee. Our Rhapsody services enable subscribers to stream songs "on-demand" to their PC, feature significant editorial content and provide user-friendly ways for subscribers to explore, organize and listen to music. Rhapsody subscribers can build and share playlists, create customized radio stations and customize their own homepage within Rhapsody to receive recommendations, new release information and other content specific to their music tastes and listening history. Rhapsody subscribers can also purchase most of the tracks available from the service at a discounted price and can use the Rhapsody jukebox software to download an unlimited number of songs to their computer to listen offline as long as they remain subscribers.

Consumers can also use our Rhapsody software and service for free. Any U.S. consumer who downloads and installs our Rhapsody jukebox software can listen to and legally share songs every month. Once installed, users that register for our Rhapsody 25 service can listen to up to 25 on-demand songs each month and gain access to the jukebox's other features at no additional cost. Rhapsody.com offers consumers a free and legal way to find, play and share songs and albums through an Internet browser. U.S. consumers can listen to up to 25 on-demand songs per month for free and Rhapsody subscribers can listen to an unlimited number of tracks through our Rhapsody.com website. We also offer Rhapsody To Go, a premium subscription service for subscribers who want to listen to their music on portable devices. Rhapsody To Go subscribers receive all of the benefits of our Rhapsody Unlimited service, as well as the ability to transfer songs to compatible portable music devices.

Our Rhapsody music services are marketed through our family of websites, including Rhapsody.com, and we also distribute these services through third party distribution channels, such as broadband service providers, home network hardware providers, music retailers and mobile network operators.

RadioPass. We offer consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to over 70 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of 3,200 worldwide broadcast stations for a monthly subscription fee. We have agreements with broadband service providers to provide our Rhapsody jukebox software and Internet radio service on a wholesale basis in order to expose their customers to our online music. We also recently launched Rhapsody Radio, a version of our Internet radio service for distribution to customers via the PC and through certain wireless phone carriers.

RealPlayer Music Store. The RealPlayer Music Store is a music download service available through the RealPlayer and the Internet. The RealPlayer Music Store enables customers to purchase individual digital music tracks without subscribing to one of our music subscription services. The RealPlayer Music Store has over one million songs available for purchase by U.S. consumers. Songs purchased from the RealPlayer Music Store also feature our Harmony technology which enables transferability to a broad range of portable devices.

Games

We own and operate a comprehensive digital games service that includes a broad range of downloadable games products and subscription services focused primarily on "casual" gamers for PC and mobile wireless platforms. These products and services include RealArcade, an Internet game download service, and GamePass, an Internet games subscription service. In addition, we develop original content for these services through our game studios, GameHouse and Mr. Goodliving. We also operate an affiliate network for the publishing and distribution of other third party content for our customers. We market our games products and services through our own family of websites as well as through third party distributors, paid search advertising and affiliate marketing programs. We also distribute our games products and services internationally through our own websites and third party European websites. In January 2006, we acquired Zylom Media Group B.V., a distributor and developer of casual online games in Europe, to strengthen our games business in Europe.

PC Games. Our free client software, RealArcade enables consumers to purchase games from our existing catalog of over 370 downloadable PC games and 120 web games across a variety of popular casual game genres, including puzzle, word and arcade type games. RealArcade makes it easy for consumers to discover, manage and play downloadable PC games. All games are made available with a limited time free trial and can be purchased on an individual basis or as part of our GamePass subscription service. In exchange for a monthly subscription fee, GamePass subscribers receive a credit to download one game each month from our game catalog and receive discounts for additional game purchases.

Mobile Games. We develop and publish original content that consumers can purchase individually or packaged through a subscription mobile games service available over wireless network carriers in the U.S. and Europe. In 2005, we acquired Mr. Goodliving Ltd. to expand our catalog of mobile games. Mr. Goodliving also has created a technology development platform, called EMERGE, that enables us to efficiently convert game content for use on over 300 mobile handsets.

Video and consumer software

We provide technology that facilitates the delivery and consumption of digital media over the Internet. RealPlayer is our media player software and the foundation for our online video business, including our SuperPass premium subscription service.

RealPlayer. RealPlayer includes features and services that enable consumers to discover, play and manage audio and video programming on the Internet. RealPlayer plays every major digital media type and is compatible with over 100 portable music devices. RealPlayer is available to consumers as a free download from our Real.com website and also through bundling with third-party products.

SuperPass. Our subscription service, SuperPass, offers consumers a broad range of video and digital music and games content, as well as commercial free Internet radio stations, advanced CD burning and expanded features for the RealPlayer. SuperPass provides a single source for consumers to access popular news, sports, music and entertainment online and provides content owners with the ability to offer exclusive access to content and to potentially profit from multiple revenue opportunities. Subscribers to SuperPass also receive one game download and ten song downloads per month.

Media Properties

Our media properties business consists primarily of advertising and the distribution of third party software products. We market and sell advertising on our websites and client software. Our primary online presence consists of our Real.com family of websites. We also manage the Rollingstone.com website pursuant to a licensing agreement with Rolling Stone. Additionally, we market and distribute third-party software products and services directly to end users via our websites and by bundling third party products and services with the distribution of our own products, including our distribution relationship with Google, through which we offer consumers who download the RealPlayer, RealArcade and Rhapsody software the opportunity to also simultaneously download and install the Google browser toolbar.

Business Products and Services

We develop and make available a variety of software products that enable media content creators, website owners and wireline and wireless network operators to create, secure and distribute digital media content to PCs and non-PC devices. These software products are marketed under our Real and Helix brands and include:

- Helix Server, our server software that allows broadcasters and content providers to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users;
- RealProducer, a multimedia creation and publishing tool that content owners use to convert audio and video content into our RealAudio and RealVideo formats; and

• Helix DRM, a set of products for the secure licensing, delivery and rights management of digital media.

We have also created enhanced versions of our media player and server products for use in wireless applications and we license our server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers, including Cingular, to use our mobile platform (primarily in international markets) and with mobile handset manufacturers to preinstall our mobile player software on mobile handsets, including Nokia and Motorola.

In connection with the licensing of our business software products, we also provide professional technical services and specialized technical support to certain customers. The nature of these services varies from customer-to-customer and from period-to-period. In general, these services are designed to customize and integrate our technology with our customers' existing systems and technology.

Open Source Development. To further the development and adoption of our system software products and application programming interfaces on PC's and non-PC consumer devices, we also created the Helix Community (www.helixcommunity.org), a collaborative developer network that enables software developers and technology companies to license, enhance and build products from the core source code of our producer, server and player products. Our Helix strategy is designed to address and leverage the needs and interests of both commercial products companies and of the "open source" community that has made products such as the Linux operating system and Apache web server platform successful. As part of this strategy, the Helix Community offers the source code of our producer, server and player products under both open and commercial source code licenses. The commercial licenses we offer are structured to ensure that products built upon it remain compatible with our Helix interfaces while allowing Helix Community members to create their own proprietary, value-added extensions.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental streaming technology and strengthening our technological expertise. During the years ended December 31, 2005, 2004 and 2003, we expended approximately 22%, 19% and 23%, respectively, of our total net revenue on research and development activities.

Customers

Our customers include consumers and businesses located throughout the world. Sales to customers outside the United States, primarily in Asia and Europe, were approximately 23%, 24% and 27% of total net revenue in the years ended December 31, 2005, 2004 and 2003, respectively.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating market demand. We use a variety of methods to market our products and services, including paid search advertising and affiliate marketing programs, advertising in print, electronic and other online media, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We have subsidiaries and offices in several other countries that market and sell our products outside the United States.

Consumer Products and Services Marketing

We market and sell our consumer products and services directly through our own websites (*www.real.com, www.rhapsody.com, www.realarcade.com, www.gamehouse.com*), our client software and a variety of third-party distribution channels, such as broadband service providers, offline retailers and home

network hardware providers. Our websites and client software provide us with a low-cost, globally accessible sales channel that is generally available 24 hours per day, seven days per week. We also have an advertising sales force that markets and sells advertising on our websites and client software. We use a third party advertising representation firm to sell international advertising inventory.

Business Products and Services Marketing

We market and sell our business products and services directly through our websites, our direct sales force and other distributors. Our direct sales force primarily markets and sells our business products and services to enterprise, infrastructure, mobile, broadband and media customers. We also sell our business products and services to other distributors, including hardware server companies, content aggregators, ISPs and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We also have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

Customer Support

Customer support is integral to the provision of our consumer products and services and to the success of our system software customers. Consumers who purchase our consumer software products and services, including games, music, news, sports and entertainment services, can get assistance via the Internet, e-mail or telephone. We contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and/or significantly greater resources than we do.

Consumer Products and Services

We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our media player products, the reach of our media formats, and the price and perceived value of our products and services to consumers.

Our Rhapsody music subscription services and our RealPlayer Music Store face competition from traditional offline music distribution competitors and from other online digital music services, including Apple's iTunes music store and Napster's and Yahoo's music subscription services, as well as a wide variety of other competitors that are now offering digital music for sale over the Internet. Microsoft also offers premium music services in conjunction with its Windows Media Player and MSN services. We also expect increasing competition from media companies such as MTV and online retailers such as Amazon.com, which recently announced plans to develop and market a digital music player and a related digital music subscription service. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody and the RealPlayer Music Store.

Our Rhapsody subscription service competes primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs, including the effectiveness of our initiatives to expose non-subscribers to our services by offering a limited number of free plays per month. We believe that Rhapsody's subscription-based service offers

customers a superior value compared to the purchase of individual digital music tracks through competing online music download sites. We also believe that Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will become increasingly intense. In particular, Yahoo is currently offering a competitive subscription service and prices some of its products lower than our similar products, although we also offer free products, such as Rhapsody 25. In addition, Apple heavily markets and promotes its brand and digital music download services in order to drive sales of its higher margin hardware products. We expect that competing subscription services will continue to compete aggressively for new subscribers and that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further its business model. We also expect that other competitors will continue to spend heavily to promote their brands and to attract and retain consumers for their services. We also believe that our ability to compete in the digital music business has been negatively impacted by the lack of a compelling portable device solution for our music subscription services.

Our games business competes with a variety of distributors, publishers and developers of "casual" games for the PC and mobile wireless platforms. Our RealArcade service competes with other high volume distribution channels for downloadable games including Yahoo Games, MSN Gamezone, Pogo.com and Shockwave. We compete in this market primarily on the basis of the quality and convenience of our RealArcade service, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. Our GameHouse and Mr. Goodliving content development studios compete with other developers and publishers of downloadable PC and mobile games. Our development studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands and our ability to secure broad distribution relationships for our titles, including distribution of mobile titles through mobile carriers.

Our video content services, including our SuperPass subscription service, face competition from existing competitive alternatives and other emerging services and technologies. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face significant competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo!, Google and broadband Internet service providers, many of which provide these services for free or bundle these services with other offerings. We expect this competition to become more intense as the markets and business models for Internet video content mature and more competitors enter these new markets. Our video services compete primarily on the basis of the quality and perceived value of the content and services we provide, and on the effectiveness of our distribution network and marketing programs.

Business Products and Services

We believe that the primary competitive factors in the media delivery market include:

- the quality, reliability, price and licensing terms of the overall media delivery solution;
- ubiquitous and easy consumer accessibility to media playback capability;
- access to distribution channels necessary to achieve broad distribution and use of products;
- the ability to license or develop, support and distribute secure formats and digital rights management systems for digital media delivery, particularly music and video, which includes the ability to convince consumer electronics manufacturers to adopt our technology and the willingness of content providers to use our digital rights management technology;
- the ability to license and support popular and emerging media formats for digital media delivery in a market where competitors may control the intellectual property rights for these formats;
- scalability of streaming media and media delivery technology and cost per user;

- the ability to obtain any necessary patent rights underlying important streaming media and digital distribution technologies that gain market acceptance; and
- compatibility with new and existing media formats, and with the user's existing network components and software systems.

Microsoft is a principal competitor in the development and distribution of digital media and media distribution technology. Microsoft currently competes with us in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. Microsoft's commitment to and presence in the media delivery industry is significant and we expect that Microsoft will continue to increase competition in the overall market for digital media and media distribution products and services.

Microsoft distributes its competing streaming media server, player, tools and digital rights management products by bundling them with its Windows operating systems, including Windows NT and Windows XP, at no additional cost or otherwise making them available free of charge. Microsoft's Windows Media Player competes with our media player products. We expect that by leveraging its monopoly position in operating systems and tying streaming of digital media into its operating systems and its Web browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users and content providers to use its streaming or digital media products.

While some industry standards have been specified with respect to non-PC wireless systems, these standards have not had a significant market impact in terms of mobile media consumer usage. Likewise, no single company has yet gained a dominant position in the mobile device market. Although certain third party products and services in this market currently support our technology, our competitors, such as Microsoft, may be able to use their greater financial resources and other advantages to drive the adoption of industry standards that are incompatible with our technology. In addition, our brand and capabilities are not as well known in this market sector, which has created and may continue to create opportunities for smaller competitors to effectively compete with us, especially in the market for mobile devices outside the United States.

Intellectual Property

As of December 31, 2005, we had 39 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology.

As of December 31, 2005, we had 51 registered U.S. trademarks or service marks, and had applications pending for several more U.S. trademarks. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2005, we had 915 full-time employees and 18 part-time employees, 641 of whom were based at our executive offices in Seattle, Washington, 77 of whom were based in our office in San Francisco, California, 139 of whom were based at our offices in Australia, Canada, China, France, Germany, Finland, Hong Kong, Japan, Singapore and the United Kingdom, and 76 of whom were based

at other locations. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is *www.realnetworks.com*. We make available free of charge on *www.realnetworks.com* our annual, quarterly and current reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The executive officers of RealNetworks as of February 28, 2006 were as follows:

Name	Age	Position
Robert Glaser	44	Chairman of the Board and Chief Executive Officer
Michael Eggers	34	Senior Vice President, Chief Financial Officer and Treasurer
Savino (Sid) Ferrales	55	Senior Vice President — Human Resources
John Giamatteo	39	Executive Vice President — Business Products and Services and International Operations
Robert Kimball	42	Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
Michael Schutzler	44	Senior Vice President — Games Division and Advertising Operations
Dan Sheeran	39	Senior Vice President — Music and Video
Carla Stratfold	46	Senior Vice President — North American Sales

ROBERT GLASER has served as Chairman of the Board and Chief Executive Officer of RealNetworks since its inception in February 1994, and as Treasurer from February 1994 to April 2000. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Mr. Eggers joined RealNetworks in 1997 and held the positions of Vice President, Finance from September 2003 to February 2006, General Manager, Finance from November 2002 to September 2003, Director of Finance and Controller from 1999 to October 2002, and Manager of Financial Reporting from 1997 to 1999. Prior to RealNetworks, Mr. Eggers was employed by KPMG in the audit practice division. Mr. Eggers holds a B.A., *magna cum laude*, in Business Administration with a concentration in accounting from the University of Washington.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From February 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online



solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

JOHN GIAMATTEO has served as Executive Vice President, Worldwide Business Products and Services and International Operations since June 2005. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John's University.

ROBERT KIMBALL has served as Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks since January 2005. From January 2003 to January 2005, Mr. Kimball served as Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary of RealNetworks. Mr. Kimball held the positions of Vice President, Legal and Business Affairs of RealNetworks from May 2001 to January 2003 and Associate General Counsel from March 1999 to April 2001. Mr. Kimball has a B.A. with distinction from the University of Michigan and a J.D., *magna cum laude,* from the University of Michigan Law School.

MICHAEL SCHUTZLER has served as Senior Vice President, Games Division and Advertising Operations of RealNetworks since October 2005. Mr. Schutzler joined RealNetworks in August 2004 and was appointed Senior Vice President, Media Business in September 2004. From March 2003 to August 2004, Mr. Schutzler served as Senior Vice President of Consumer Products of Monster Worldwide, Inc., a global marketing and careers company. From September 2000 to September 2002, Mr. Schutzler served as President and Chief Executive Officer of Classmates.com, Inc., an online community-based networking service. Mr. Schutzler holds an M.B.A. in Finance and Economics from University of Rochester W. E. Simon School and a Bachelor's degree in Electrical Engineering from Pennsylvania State University.

DAN SHEERAN has served as Senior Vice President, Music and Video of RealNetworks since November 2005. Mr. Sheeran joined RealNetworks in August 2001 and served as Senior Vice President, International Operations from March 2004 to July 2005, and as Senior Vice President, Premium Consumer Services from July 2005 to November 2005. From June 2003 to March 2004, Mr. Sheeran served as Senior Vice President, Marketing of RealNetworks and from August 2001 to June 2003, Mr. Sheeran served as Vice President, Media Systems Marketing. From 1999 to August 2001, Mr. Sheeran served as Senior Vice President of Worldwide Sales and Marketing of nCUBE, a provider of on-demand media systems and digital advertising systems for cable operators and telecommunications network providers. Mr. Sheeran holds a B.S. in the School of Foreign Service, *cum laude,* from Georgetown University, and an M.B.A. from Northwestern University.

CARLA STRATFOLD has served as Senior Vice President, North American Sales of RealNetworks since May 2001. From December 1998 to March 2000, Ms. Stratfold served as Vice President of Business Development of BackWeb Technologies Ltd., a provider of Internet communication infrastructure software. Ms. Stratfold holds a B.S. in Political Science from Washington State University.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

Risks Related to Our Consumer Products and Services Business

Our online consumer businesses have grown substantially in recent periods and these businesses compete in rapidly evolving markets, which makes their prospects difficult to evaluate.

Our Consumer Products and Services segment in the fourth quarter of 2005 represented approximately 86% of our total revenue. Despite the substantial impact of these consumer businesses on our financial results, we are competing in new and rapidly evolving markets and face substantial competitive threats. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by businesses in new and fiercely competitive markets. Our Consumer Products and Services revenue and subscriber and user base have grown substantially in the past two years and it is unlikely that we will be able to sustain our recent growth rates.

Our online consumer businesses have generally lower margins than our traditional software license business.

The gross margin for our Consumer Products and Services segment is lower than the gross margins in our Business and Products Services segment. The cost of third party content, in particular, is a substantial percentage of net revenue and is unlikely to decrease significantly over time as a percentage of net revenue. Our Consumer Products and Services businesses now represent a substantial majority of our revenue and include our music subscriptions and sales, video subscription services and games subscription and sales as well as advertising revenue across our web properties. If our Consumer Products and Services revenue continues to grow as a percentage of our overall revenue, our margins may further decrease which may affect our ability to sustain profitability. We are also increasingly acquiring music subscribers through wholesale relationships with broadband service providers and other distribution partners, such as our agreement with Comcast for the distribution of our radio products. Our gross margins could be negatively impacted if usage of our radio products by these subscribers significantly exceeds our forecasts.

Our subscription levels may vary due to seasonality.

Our subscription businesses are rapidly evolving and we are still determining the impact of seasonality on these businesses, including our music and games subscription businesses. In addition, some of the most popular premium content that we have offered in our premium video subscription services is seasonal or periodic in nature and we are experimenting with different types of content to determine what consumers prefer. We have limited experience with these types of offerings and cannot predict how the seasonal or periodic nature of these offerings will impact our subscriber growth rates for these products, future subscriber retention levels or our quarterly financial results.

The success of our subscription services businesses depends upon our ability to add new subscribers and minimize subscriber churn.

Our operating results could be adversely impacted by subscriber churn. Internet subscription businesses are a relatively new media delivery model and we cannot predict with accuracy our long-term ability to retain subscribers or add new subscribers. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared to competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In addition, the costs of marketing and promotional activities necessary to add new subscribers and the costs of obtaining content that customers desire may adversely impact our margins and operating results. In recent periods, we have seen an increase in the number of gross customer cancellations attributable to our subscription services due in part to our increasingly large subscriber base and to initial service transition issues that arose with the introduction of our new Rhapsody music products in 2005. We are also increasingly acquiring music subscribers through alternative marketing channels, including direct marketing and third party distribution. We believe that subscribers obtained through these channels are likely to have higher cancellation rates.

Our digital content subscription businesses depend on our continuing ability to license compelling content on commercially reasonable terms.

We must continue to obtain compelling digital media content for our video, music and games subscription services in order to maintain and increase subscription service revenue and overall customer satisfaction for these products. In some cases, we paid substantial fees to obtain premium content. In particular, we pay substantial royalty fees to the music labels to license content. If we cannot obtain premium digital content for any of our digital content subscription services on commercially reasonable terms, or at all, our business will be harmed.

Our online music services depend upon our licensing agreements with the major music label and music publishing companies.

Our online music service offerings depend on music licenses from the major music labels and publishers. The current license agreements are for relatively short terms and we cannot be sure that the music labels will renew the licenses on commercially viable terms, or at all. Due to the increasing importance of our music services to our overall revenue, the failure of any major music label or publisher to renew these licenses under terms that are acceptable to us will harm our ability to offer successful music subscription services and would harm our operating results.

Music publishing royalty rates for music subscription services are not yet fully established; a determination of high royalty rates could negatively impact our operating results.

Publishing royalty rates associated with music subscription services in the U.S. and abroad are not fully established. Public performance licenses are negotiated individually, and we have not yet agreed to rates with all of the performing rights societies for all of our music subscription service activities. We may be required to pay a rate that is higher than we expect, as the issue was recently submitted to a "Rate Court" by ASCAP for judicial determination. We have a license agreement with the Harry Fox Agency, an agency that represents music publishers, to reproduce musical compositions as required in the creation and delivery of on-demand streams and tethered downloads, but this license agreement does not include a rate. The license agreement anticipates industry-wide agreement on rates, or, if no industry-wide agreement can be reached, determination by a copyright royalty board ("CARB"), an administrative judicial proceeding supervised by the United States Copyright Office. If the rates agreed to or determined by a CARB or by Congress are higher than we expect, this expense could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined and may be higher than our current estimates.

Our consumer businesses face substantial competitive challenges that may prevent us from being successful in those businesses.

Music. Our online music services face significant competition from traditional offline music distribution competitors and from other online digital music services. Some of these competing online services have spent substantial amounts on marketing and have received significant media attention, including Apple's iTunes music download service, which it markets closely with its extremely popular iPod line of portable digital audio players, Napster's music subscription service and Yahoo!, which offers certain of its competing music subscription products at a lower price than our similar products. Microsoft has also begun offering premium music services in conjunction with its Windows Media Player and MSN services. We also expect increasing competition from media companies such as MTV, and from online retailers such as Amazon.com, which recently announced plans to develop and market a digital music player and a related digital music subscription service. Our current music service offerings may not be able to compete effectively in this highly competitive market, particularly if new or existing competitors continue to price their competing digital music products and services lower than ours or increase the costs of customer acquisition through their marketing efforts. Our online music services also face significant competition from "free" peer-to-peer services which allow consumers to directly access an expansive array of free content without securing licenses from content providers. Enforcement efforts have not effectively shut

down these services and there can be no assurance that these services will ever be shut down. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services like ours.

Video Products and Services. Our video content products and services (primarily our SuperPass subscription service) face competition from existing competitive alternatives and other emerging services and technologies, such as user generated content services like Google Video. Content owners are increasingly marketing their content on their own websites rather than licensing to other distributors such as us. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs, videocassettes and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including Time Warner's AOL subsidiary, Microsoft, Apple, Yahoo! and broadband Internet service providers. We expect this competition to become more intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets to promote their offerings successfully.

Games. Our RealArcade service competes with other online distributors of downloadable casual PC games. Some of these distributors have high volume distribution channels and greater financial resources than us, including Yahoo! Games, MSN Gamezone, Pogo.com and Shockwave. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our revenue. We also own and operate GameHouse, a developer and distributor of downloadable casual PC games, and we recently acquired Mr. Goodliving, a developer and publisher of mobile games primarily in the European market. Game development is a new business for us, and we may not be able to successfully develop and market software games in the future. GameHouse competes primarily with other developers of downloadable casual PC games and must continue to develop popular and high-quality game titles to maintain its competitive position. In addition, certain competitors of our RealArcade service also distribute and promote games developed by GameHouse. These distributors may not continue to distribute and promote our games in the same manner as a result of our ownership of GameHouse. Mr. Goodliving faces intense competition from a wide variety of mobile game developers and publishers, many of which are larger and devote substantially more resources to the mobile games business than we do. We also recently acquired Zylom, a developer and distributor of casual PC games in Europe. Combining Zylom's European business with our European games business could result in cannibalization of customer revenue and in developers distributing their games through alternative sources.

We may not be successful in the market for downloadable media and personal music management software.

The market for software products that enable the downloading of media and personal music management software is still evolving and we may be unable to develop a revenue model or sufficient demand to take advantage of this market opportunity. We cannot predict whether consumers will adopt or maintain our media player products as their primary application to play, record, download and manage their digital music, especially in light of the fact that Microsoft bundles its competing Windows Media Player with its Windows operating system. Our inability to achieve or maintain widespread acceptance for our digital music architecture or widespread distribution of our player products could hold back the development of revenue streams from these market segments, including digital music content, and therefore could harm the prospects for our business.

Our consumer businesses depend upon effective digital rights management solutions.

Our consumer businesses depend upon effective digital rights management solutions that control of accessibility to digital content. These solutions are important to address concerns of content providers regarding online piracy. We cannot be certain that we can develop, license or acquire such solutions, or that content licensors, electronic device makers or consumers will accept them. In addition, consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. If digital rights management solutions are not effective, or are perceived as not effective, content providers may not be willing to include

content in our services, which would harm our business and operating results. If our digital rights management technology is compromised or otherwise malfunctions, we could be subject to lawsuits seeking compensation for any harm caused and our business could be harmed.

Our Harmony Technology may not achieve consumer or market acceptance.

Our Harmony technology enables consumers to securely transfer purchased music to portable digital music devices, including certain versions of the market leading iPod line of digital music players made by Apple Computer, as well as certain devices that use Microsoft Windows Media DRM. Harmony is designed to enable consumers to transfer music purchased from our RealPlayer Music Store to a wide variety of portable music devices, rather than being restricted to a specific portable device. We do not know whether consumers will accept Harmony or whether it will lead to increased sales of any of our consumer products or services or increased usage of our media player products. There are other risks associated with our Harmony technology, including the risk that Apple will continue to modify its technology to "break" the interoperability that Harmony provides to consumers, which Apple has done in connection with the release of certain new products. This could result in substantial costs or lower customer satisfaction.

The success of our music services depend, in part, on interoperability with our customer's music playback hardware.

In order for our digital music services to continue to grow we must design services that interoperate effectively with a variety of hardware products, including home stereos, car stereos, portable digital audio players, mobile handsets and PCs. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our objectives. To date, Apple has not agreed to design its popular iPod line of portable digital audio players to function with our music services and users of our music services must rely on our Harmony technology for interoperability with iPods. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, either through relationships with manufacturers or through our Harmony technology, our business will be harmed.

Risks Related to Our Business Products and Services Business

Our system software business has been negatively impacted by the effects of our competitors and our recent settlement agreement with Microsoft may not improve our sales of our system software products.

We believe that our system software sales have been negatively impacted primarily by the competitive effects of Microsoft, which markets and often bundles its competing technology with its market leading operating systems and server software. In December 2003, we filed suit against Microsoft in U.S. District Court to redress what we believed were illegal, anticompetitive practices by Microsoft. On October 11, 2005, we entered into a settlement agreement with Microsoft regarding these claims and we also entered into two commercial agreements related to our digital music and casual games businesses. Although the settlement agreement contains a substantial cash payment to us and a series of technology agreements between the two companies, Microsoft will continue to be an aggressive competitor with our systems software business. We cannot be sure if the parts of the settlement agreement designed to limit Microsoft's ability to leverage its market power will be effective and we cannot predict when, or if, we will experience increased demand for our system software products.

Our Helix open source initiative is subject to risks associated with open source technology.

There are a number of risks associated with our Helix Community initiative, including risks associated with market and industry acceptance, development processes and software licensing practices, and business models. The broader media technology and product industry may not adopt the Helix DNA Platform and/or the Helix Community as a development platform for media delivery and playback products and third parties may not enhance, develop or introduce technologies or products based on Helix DNA technology. While we have invested substantial resources in the development of the underlying technology within the Helix DNA technology and the Helix Community process itself, the market and industry may not accept them and we may not derive royalty or support revenue from them. The introduction of the Helix DNA Platform open source and community source licensing schemes may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business and non-business organizations. In those areas where adoption of the Helix Community and Helix DNA occurs, our community and open source approach means that we no longer exercise sole control over many aspects of the development of the Helix DNA technology.

Sales of our commercial system products could be negatively affected by open source technologies.

Competitive technologies to our commercial system software products have been made available under open source license terms. The introduction of such technologies under broadly available open source software license terms may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business organizations.

Risks Related to Our Business in General

We have a history of losses, and we cannot be sure that we will be able to sustain profitability in the future.

With the exception of 2005, we have incurred losses in every year since our inception. The substantial profit in 2005 was primarily related to cash payments from Microsoft related to our antitrust litigation settlement and commercial agreements. Due to our cost structure, we may not generate sufficient revenue to be profitable on a quarterly or annual basis in the future.

Our operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.

As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline. Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding our business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures, and our operating results may be harmed.

Our settlement agreement with Microsoft may not improve our business prospects.

In 2003, we filed suit against Microsoft Corporation in the U.S. District Court for the Northern District of California, alleging that Microsoft violated U.S. and California antitrust laws. In our lawsuit, we alleged that Microsoft had illegally used its monopoly power to restrict competition, limit consumer choice and attempt to monopolize the field of digital media. On October 11, 2005, we entered into a settlement agreement with Microsoft regarding these claims and we also entered into two commercial agreements with Microsoft related to our digital music and casual games businesses. The settlement agreement

consists of a series of substantial cash payments to us and a series of technology agreements between the two companies. We cannot be sure that we will be able to apply the proceeds of the settlement in a way that will improve our operating results or otherwise increase the value of our shareholders' investments in our stock. Under the music and games agreements, Microsoft is scheduled to pay us approximately $301 million over a period of eighteen months. Microsoft can earn credits at pre-determined market rates for subscribers and users delivered to us through marketing and promotional efforts of its MSN network of websites, which will be applied against the quarterly contractual payments in the music agreement. The rate at which Microsoft may deliver subscribers and users to us and the rate at which Microsoft may earn the related credits is unpredictable and we do not know whether these agreements will have a substantial impact on our music and games businesses. In addition, our music and games agreements are fixed-term arrangements that require joint collaborative efforts to be successful and may not result in a sustainable favorable impact on our business or financial results during or beyond the term of the agreements.

Our products and services must compete with the products and services of strong or dominant competitors.

Our software and services must compete with strong existing competitors, and new competitors may enter with competitive new products, services and technologies. These market conditions have in the past resulted in, and could likely continue to result in the following consequences, any of which could adversely affect our business, our operating results and the trading price of our stock:

- reduced prices, revenue and margins;
- increased expenses in responding to competitors;
- loss of current and potential customers, market share and market power;
- lengthened sales cycles;
- degradation of our stature in the market and reputation;
- changes in our business and distribution and marketing strategies;
- changes to our products, services, technology, licenses and business practices, and other disruption of our operations;
- strained relationships with partners; and
- pressure to prematurely release products or product enhancements.

Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines include a number of large and powerful companies, such as Microsoft, Apple Computer, and Yahoo!. Some of our competitors have in the past and may in the future enter into collaborative arrangements with each other that enable them to better compete with our business.

Microsoft is one of our strongest competitors, and employs highly aggressive tactics against us.

Microsoft is one of our principal competitors in the development and distribution of digital media and media distribution technology. Microsoft's market power in related markets such as personal computer operating systems, office software suites and web browser software give it unique advantages in the digital media markets. Despite our settlement of our antitrust litigation with Microsoft, we expect that Microsoft will continue to compete vigorously in the digital media markets in the future. Microsoft's dominant position in certain parts of the computer and software markets, and its aggressive activities have had, and in the future will likely continue to have, adverse effects on our business and operating results.

Any development delays or cost overruns may affect our operating results.

We have experienced delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to

Our Helix open source initiative is subject to risks associated with open source technology.

There are a number of risks associated with our Helix Community initiative, including risks associated with market and industry acceptance, development processes and software licensing practices, and business models. The broader media technology and product industry may not adopt the Helix DNA Platform and/or the Helix Community as a development platform for media delivery and playback products and third parties may not enhance, develop or introduce technologies or products based on Helix DNA technology. While we have invested substantial resources in the development of the underlying technology within the Helix DNA technology and the Helix Community process itself, the market and industry may not accept them and we may not derive royalty or support revenue from them. The introduction of the Helix DNA Platform open source and community source licensing schemes may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business and non-business organizations. In those areas where adoption of the Helix Community and Helix DNA occurs, our community and open source approach means that we no longer exercise sole control over many aspects of the development of the Helix DNA technology.

Sales of our commercial system products could be negatively affected by open source technologies.

Competitive technologies to our commercial system software products have been made available under open source license terms. The introduction of such technologies under broadly available open source software license terms may adversely affect sales of our commercial system software products to mobile operators, broadband providers, corporations, government agencies, educational institutions and other business organizations.

Risks Related to Our Business in General

We have a history of losses, and we cannot be sure that we will be able to sustain profitability in the future.

With the exception of 2005, we have incurred losses in every year since our inception. The substantial profit in 2005 was primarily related to cash payments from Microsoft related to our antitrust litigation settlement and commercial agreements. Due to our cost structure, we may not generate sufficient revenue to be profitable on a quarterly or annual basis in the future.

Our operating results are difficult to predict and may fluctuate, which may contribute to fluctuations in our stock price.

As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments. Our operating results may be adversely affected by similar or other charges or events in future periods, which could cause the trading price of our stock to decline. Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding our business and the markets in which we compete. To the extent that these predictions prove inaccurate, our revenue may not be sufficient to offset these expenditures, and our operating results may be harmed.

Our settlement agreement with Microsoft may not improve our business prospects.

In 2003, we filed suit against Microsoft Corporation in the U.S. District Court for the Northern District of California, alleging that Microsoft violated U.S. and California antitrust laws. In our lawsuit, we alleged that Microsoft had illegally used its monopoly power to restrict competition, limit consumer choice and attempt to monopolize the field of digital media. On October 11, 2005, we entered into a settlement agreement with Microsoft regarding these claims and we also entered into two commercial agreements with Microsoft related to our digital music and casual games businesses. The settlement agreement

consists of a series of substantial cash payments to us and a series of technology agreements between the two companies. We cannot be sure that we will be able to apply the proceeds of the settlement in a way that will improve our operating results or otherwise increase the value of our shareholders' investments in our stock. Under the music and games agreements, Microsoft is scheduled to pay us approximately $301 million over a period of eighteen months. Microsoft can earn credits at pre-determined market rates for subscribers and users delivered to us through marketing and promotional efforts of its MSN network of websites, which will be applied against the quarterly contractual payments in the music agreement. The rate at which Microsoft may deliver subscribers and users to us and the rate at which Microsoft may earn the related credits is unpredictable and we do not know whether these agreements will have a substantial impact on our music and games businesses. In addition, our music and games agreements are fixed-term arrangements that require joint collaborative efforts to be successful and may not result in a sustainable favorable impact on our business or financial results during or beyond the term of the agreements.

Our products and services must compete with the products and services of strong or dominant competitors.

Our software and services must compete with strong existing competitors, and new competitors may enter with competitive new products, services and technologies. These market conditions have in the past resulted in, and could likely continue to result in the following consequences, any of which could adversely affect our business, our operating results and the trading price of our stock:

- reduced prices, revenue and margins;
- increased expenses in responding to competitors;
- loss of current and potential customers, market share and market power;
- lengthened sales cycles;
- degradation of our stature in the market and reputation;
- changes in our business and distribution and marketing strategies;
- changes to our products, services, technology, licenses and business practices, and other disruption of our operations;
- strained relationships with partners; and
- pressure to prematurely release products or product enhancements.

Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines include a number of large and powerful companies, such as Microsoft, Apple Computer, and Yahoo!. Some of our competitors have in the past and may in the future enter into collaborative arrangements with each other that enable them to better compete with our business.

Microsoft is one of our strongest competitors, and employs highly aggressive tactics against us.

Microsoft is one of our principal competitors in the development and distribution of digital media and media distribution technology. Microsoft's market power in related markets such as personal computer operating systems, office software suites and web browser software give it unique advantages in the digital media markets. Despite our settlement of our antitrust litigation with Microsoft, we expect that Microsoft will continue to compete vigorously in the digital media markets in the future. Microsoft's dominant position in certain parts of the computer and software markets, and its aggressive activities have had, and in the future will likely continue to have, adverse effects on our business and operating results.

Any development delays or cost overruns may affect our operating results.

We have experienced delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to

technological changes, evolving industry standards, competitive developments or customer requirements. Also, our products may contain undetected errors that could cause increased development costs, loss of revenue, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

Our business is dependent in part on third party vendors whom we do not control.

Certain of our products and services are dependent in part on the licensing and incorporation of technology from third party vendors. If the technology of these vendors fails to perform as expected or if a key vendor does not continue to support its technology, then we may incur substantial costs in replacing the products and services, or we may fall behind in our development schedule while we search for a replacement. These costs or the potential delay in the development of our products and services could harm our business and our prospects.

If our products are not able to support the most popular digital media formats, our business will be substantially impaired.

We may not be able to license technologies, like codecs or digital rights management technology, that obtain widespread consumer and developer use, which would harm consumer and developer acceptance of our products and services. In addition, our codecs and formats may not continue to be in demand or as desirable as other third party codecs and formats, including codecs and formats created by Microsoft or industry standard formats created by MPEG.

Our mobile digital media products and services are new and innovative and might not be successful.

Mobile operators may select technology from our competitors or our mobile consumer services might not generate significant revenue. In order for our investments in the development of mobile products to be successful, consumers must adopt and use mobile devices for consumption of digital media and utilize our products and services. To date, consumers have not widely adopted these mobile digital media products and services.

We depend on key personnel who may not continue to work for us.

Our success depends on the continued employment of certain executive officers and key employees, particularly Robert Glaser, our founder, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Glaser or other key executive officers or employees could harm our business. If any of these individuals were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. If we do not succeed in retaining and motivating existing personnel, our business and prospects could be harmed.

Our industry is experiencing consolidation that may cause us to lose key relationships and intensify competition.

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including:

- the loss of strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);
- the loss of customers if competitors or users of competing technologies consolidate with our current or potential customers; and
- our current competitors could become stronger, or new competitors could form, from consolidations.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation in our industry, or in related industries such as broadband carriers, could force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Potential acquisitions involve risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past, and expect that we will continue to do so in the future. The failure to adequately address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions. Financial risks related to acquisitions may harm our financial position, reported operating results or stock price.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems or personnel of the acquired company and difficulties in retaining key management or employees of the acquired company;
- entrance into unfamiliar markets or industry segments;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or the acquired business; and
- the assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

Our recent acquisitions create unique challenges for us and if we fail to integrate and successfully operate the acquired companies, our business will be harmed.

We acquired Listen in 2003 and the operations associated with Listen have remained in San Francisco. This is our first experience operating and integrating a substantial acquired business in a remote location. We also acquired GameHouse in 2004, Mr. Goodliving in 2005 and Zylom in 2006. The acquisition of GameHouse is our first attempt to operate and manage a content creation business and we may not be successful in operating this type of business. Mr. Goodliving is a game developer and also competes in the mobile games market which is a new business for us and is a highly competitive market. No assurance can be made that we will be able to leverage Mr. Goodliving's European assets and distribution network to compete successfully in the global mobile games market.

Our two most recent acquisitions, Mr. Goodliving and Zylom, are based in Europe. These acquisitions represent our first attempts at acquiring and integrating businesses abroad. Mr. Goodliving is located in Finland and Zylom is located in the Netherlands. We have no prior experience in managing businesses in these countries and in certain cases we will have to adjust our operating procedures to conform to local cultural and legal issues, many of which are unfamiliar to us. No assurance can be made that we will be able to successfully manage businesses in these countries.

Acquisition-related costs could cause significant fluctuation in our net income (loss).

Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, charges for in-process research and development and amortization of acquired identifiable intangible assets, which are reflected in our operating expenses. New acquisitions and any potential future impairment of the value of purchased assets could have a significant negative impact on our future operating results.

Our strategic investments may not be successful and we may have to recognize expenses in our income statement in connection with these investments.

We have made, and in the future we may continue to make, strategic investments in other companies, including joint ventures. These investments often involve immature and unproven businesses and technologies, and involve a high degree of risk. We could lose the entire amount of our investment. We also may be required to record on our financial statements significant charges from reductions in the value of our strategic investments, and, potentially from the net losses of the companies in which we invest. We have taken these charges in the past, and these charges could adversely impact our reported operating results in the future. No assurance can be made that we will realize the anticipated benefits from any strategic investment.

We need to develop relationships and technical standards with manufacturers of non-PC media and communication devices to grow our business.

Access to the Internet through devices other than a personal computer, such as personal digital assistants, cellular phones, television set-top devices, game consoles, Internet appliances and portable music and games devices has increased dramatically and is expected to continue to increase. Manufacturers of these types of products are increasingly investing in digital media-related applications. If a substantial number of alternative device manufacturers do not license and incorporate our technology into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices which could harm our business prospects. We do not believe that complete standards have emerged with respect to non-PC wireless and cable-based systems and if our technologies are not adopted, our results could suffer. If we do not successfully make our products and technologies compatible with emerging standards and the most popular devices used to access digital media, we may miss market opportunities and our business and results will suffer.

If we are not successful in maintaining, managing and adding to our strategic relationships, our business and operating results will be adversely affected.

We rely on strategic relationships with third parties in connection with our business, including relationships providing for content acquisition and distribution of our products. The loss of current strategic relationships, the inability to find other strategic partners, our failure to effectively manage these relationships or the failure of our existing relationships to achieve meaningful positive results could harm our business. We may not be able to replace these relationships with others on acceptable terms, or at all, or find alternative sources for resources that these relationships provide.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecure or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation of our information systems and networks. A significant or repeated reduction in the performance, reliability or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. Also, any compromise of our ability to transmit data securely could damage our business, hurt our ability to distribute products and services and collect revenue. We have on occasion experienced system errors and failures that cause interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of our computer and communications infrastructure is enhanced because it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. We do not currently have fully redundant systems or a formal disaster recovery plan, and

we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

We rely on the continued reliable operation of third parties' systems and networks and, if these systems and networks fail to operate or operate poorly, our business and operating results will be harmed.

Our operations are in part dependent upon the continued reliable operation of the information systems and networks of third parties. If these third parties do not provide reliable operation, our ability to service our customers will be impaired and our business, reputation and operating results could be harmed.

Our network is subject to security risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit and store such information and data securely, and any costs associated with preventing or eliminating such problems, could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We also may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks. Any successful attack or breach of our security could hurt consumer demand for our products and services, expose us to consumer class action lawsuits and harm our business.

The growth of our business is dependent in part on successfully implementing our international expansion strategy.

A key part of our strategy is to develop localized products and services in international markets through subsidiaries, branch offices and joint ventures. If we do not successfully implement this strategy, we may not recoup our international investments and we may fail to develop or lose worldwide market share. Our foreign operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language and cultural differences, different or conflicting laws and regulations and exchange rate fluctuations. Any of these factors could harm operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

In particular, we intend to grow our business in the People's Republic of China (the "PRC"). The PRC government regulates our business in the PRC through regulations and license requirements restricting (i) the scope of foreign investment in the Internet, retail and delivery sectors, (ii) Internet content and (iii) the sale of certain media products. In order to meet the PRC local ownership and regulatory licensing requirements, our business in the PRC will be operated through a PRC subsidiary which acts in cooperation with PRC companies owned by nominee shareholders who are PRC nationals. Although we believe this structure complies with existing PRC laws, it involves unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. If any of our PRC entities were found to be in violation of existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have its licenses revoked or be forced to shut down entirely. In addition, if we are unable to enforce our contractual relationships with respect to management and control of our PRC business, we might be unable to continue to operate the business or we may lose the ability to effectively control the operations of the local PRC company.

We may be unable to adequately protect our proprietary rights.

Our ability to compete partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology and technology licensed from third parties. To protect our

proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of our intellectual property:

- Our applications for patents and trademarks relating to our business may not be granted and, if granted, may be challenged or invalidated;
- Issued patents and trademarks may not provide us with any competitive advantages;
- Our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology;
- Our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop; or
- Another party may obtain a blocking patent and we would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in our products.

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights.

Disputes regarding the ownership of technologies and rights associated with streaming media, digital distribution and online businesses are common and likely to arise in the future. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We are now investigating a number of such pending claims, some of which are described in Part I of this report under the heading "Legal Proceedings." In addition, certain of these pending claims are moving closer to trial and we expect that our potential costs of defending these claims may increase as we move into the trial phase of the proceedings. In July 2002, a lawsuit was filed against us in federal court in Boston, Massachusetts by Ethos Technologies, Inc., alleging that we willfully infringe certain patents relating to "the downloading of data from a server computer to a client computer." The court has scheduled that case for trial beginning in March 2006. We plan to vigorously defend ourself at trial based upon our belief that the Ethos claims are meritless. If we are unable to prevail at trial, we may be required to pay damages and royalties that could affect our operating results.

Interpretation of existing laws that did not originally contemplate the Internet could harm our business and operating results.

The application of existing laws governing issues such as property ownership, copyright and other intellectual property issues to the Internet is not clear. Many of these laws were adopted before the advent of the Internet and do not address the unique issues associated with the Internet and related technologies. In many cases, the relationship of these laws to the Internet has not yet been interpreted. New interpretations of existing laws may increase our costs, require us to change business practices or otherwise harm our business.

It is not yet clear how laws designed to protect children that use the Internet may be interpreted, and such laws may apply to our business in ways that may harm our business.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

We may be subject to legal liability for the provision of third-party products, services or content.

We periodically enter into arrangements to offer third-party products, services, content or advertising under our brands or via distribution on our websites or in our products or service offerings. We may be subject to claims concerning these products, services, content or advertising by virtue of our involvement in marketing, branding, broadcasting or providing access to them. Our agreements with these third parties may not adequately protect us from these potential liabilities. It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us, including, for example, claims for intellectual property infringement. Investigating and defending any of these types of claims is expensive, even if the claims do not result in liability. If any of these claims result in liability, we could be required to pay damages or other penalties, which could harm our business and our operating results.

When we account for employee stock options using the fair value method, it could significantly reduce our results of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires a company to recognize, as an expense, the fair value of stock options and other stock-based compensation beginning in the quarter ending September 30, 2005. In April 2005, the Securities and Exchange Commission issued "Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment," which amends the compliance date with regard to SFAS 123R to annual periods beginning on or after June 15, 2005, which will result in our recognizing the related expense starting in the quarter ending March 31, 2006. We will be required to record an expense for our stock-based compensation plans using the fair value method as described in SFAS 123R, which will result in significant and ongoing accounting charges. Stock options are also a key part of the compensation packages that we offer our employees. If we are forced to curtail our broad-based option program due to these additional charges, it may become more difficult for us to attract and retain employees.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees. Our business would be harmed if one or more states or any foreign country were to require us to collect sales or other taxes from past sales or income related to products, licenses of technology or provision of services.

Effective July 1, 2003, we began collecting Value Added Tax, or VAT, on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. There can be no assurance that the European Union will not make further modifications to the VAT collection scheme, the effects of which could require significant enhancements to our systems and increase the cost of selling our products and services into the European Union. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

The Internet Tax Freedom Act, or ITFA, which Congress extended until November 2007, among other things, imposed a moratorium on discriminatory taxes on electronic commerce. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

We donate a portion of our net income to charity.

In periods where we achieve profitability, we intend to donate 5% of our annual net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our directors and executive officers beneficially own approximately one third of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.

Our executive officers, directors and affiliated persons beneficially own more than one third of our common stock. Robert Glaser, our Chief Executive Officer and Chairman of the Board, beneficially owns the majority of that stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

RealNetworks also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, our zero coupon convertible subordinated notes and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. The requirements and processes associated with Section 404 are relatively new and still evolving and we cannot be certain that the measures we have taken will be sufficient to meet the Section 404 requirements as the guidance and our reporting environment changes or that we will be able to implement and maintain adequate controls over financial reporting processes and reporting in the future. Moreover, we cannot be certain that the costs associated with such measures will not exceed our estimates, which could impact our overall level of profitability. Any failure to meet the Section 404 requirements or to implement required new or improved controls, or difficulties or unanticipated costs encountered in their implementation, could cause investors to lose confidence in our reported financial information or could harm our financial results, which could have a negative effect on the trading price of our stock.

Our stock price has been volatile in the past and may continue to be volatile.

The trading price of our common stock has been highly volatile. For example, during the 52-week period ended December 31, 2005, the price of our common stock ranged from $9.08 to $4.65 per share. Our stock price could be subject to wide fluctuations in response to factors such as actual or anticipated

variations in quarterly operating results; changes in financial estimates, recommendations by securities analysts, changes in the competitive environment, as well as any of the other risk factors described above.

Financial forecasting of our operating results will be difficult because of the changing nature of our products and business, and our actual results may differ from forecasts.

As a result of the dynamic markets in which we compete, it is difficult to accurately forecast our operating results and metrics. Our inability or the inability of the financial community to accurately forecast our operating results could result in our reported net income (losses) in a given quarter to differ from expectations, which could cause a decline in the trading price of our common stock.

Special Note Regarding Forward-Looking Statements

We have made forward-looking statements in this document, all of which are subject to risks and uncertainties. When we use words such as "may", "anticipate," "expect," "intend," "plan," "believe," "seek" and "estimate" or similar words, we are making forward-looking statements. Forward-looking statements include information concerning our possible or assumed future business success or financial results. Such forward-looking statements include, but are not limited to, statements as to our expectations regarding:

- increasing competition for subscribers and purchasers in the market for the purchase of music online;
- future competitive activities of online music subscription services for new subscribers, including Apple's efforts to market and promote its services;
- increasing competition to our video content services;
- future competitive activities of Microsoft in the overall market for digital media and media distribution products and services, including its ability to distribute more copies of the Windows Media Player and attract more users and content providers by tying streaming of digital media into its operating systems and web browser;
- anticipated increased cancellation rates of subscribers to our internet subscription services who we obtain through alternative marketing channels;
- increasing competition to our online music services from media companies, online retailers and Internet portals;
- increasing competition to our online game distribution business;
- the growth of our business in China;
- slowing sequential revenue growth in 2006 of our Consumer Products and Services;
- the impact on our gross margins if revenue from our digital media subscription services continues to grow as a percentage of our net revenue;
- the increase of our sales and marketing expenses in dollars and as a percentage of total net revenue as we grow our consumer business and shift our marketing efforts to consumer products and services;
- potential future charges relating to excess office facilities;
- the impact of SFAS 123R on our consolidated statement of operations;
- our future activities under our stock repurchase programs;
- future capital needs and expenditures;

- the future impact of a sudden change in market interest rates on our operating results and cash flows; and
- the impact and duration of current litigation in which we are involved.

You should note that an investment in our common stock involves certain risks and uncertainties that could affect our future business success or financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in our Annual Report on Form 10-K.

We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" and elsewhere in our Annual Report on Form 10-K could materially and adversely affect our business, financial condition and operating results. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We lease three separate principal properties in the United States, two of which are located in Seattle, Washington and one of which is located in San Francisco, California. The lease for our corporate headquarters, located in Seattle, commenced on April 1, 1999 and expires on September 30, 2014, with an option to renew for two five-year periods. At this location we lease approximately 264,000 square feet at an average monthly rent of approximately $340,000. At a second location in Seattle, we lease approximately 133,000 square feet of office space at an average monthly rent of approximately $405,000 under a lease that commenced on October 1, 2000 and expires on September 30, 2010. In 2001, we re-evaluated our facilities requirements and as a result, decided to sublet all of this office space for the remainder of the term of our lease. Our lease in San Francisco commenced on August 4, 2003 in connection with our acquisition of Listen.Com, Inc. (Listen) and expires on November 30, 2007. This lease is for approximately 28,750 square feet of office space at an average monthly rent of approximately $30,000. We also lease other office space in the United States and various other countries.

Item 3. *Legal Proceedings*

See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 13C) for information regarding legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of RealNetworks' shareholders during the fourth quarter of its fiscal year ended December 31, 2005.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Our common stock has been traded on the Nasdaq National Market under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Year Ended December 31, 2005

	High	Low
First Quarter	$7.08	$5.42
Second Quarter	7.40	4.85
Third Quarter	5.95	4.65
Fourth Quarter	9.08	5.63

Year Ended December 31, 2004

	High	Low
First Quarter	$7.14	$5.01
Second Quarter	6.97	5.45
Third Quarter	7.08	4.39
Fourth Quarter	7.27	4.64

As of February 28, 2006, there were approximately 842 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Part III, Item 12 of this Form 10-K.

In September 2001, we announced a share repurchase program. Our Board of Directors authorized the repurchase of up to an aggregate of $50 million of our outstanding common stock. We repurchased approximately 9.1 million shares of our common stock at an average cost of $4.64 per share for an aggregate value of $42.4 million from the inception of the program through August 2005. There were no repurchases during 2005 or 2004 related to the September 2001 repurchase program. In August 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $75 million of our outstanding common stock, which replaced the September 2001 program. In November 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100 million of our outstanding common stock, which replaced the August 2005 repurchase program. The repurchases may be made from time to time, depending on market conditions, share price and other factors. Repurchases may be made in the open market or through private transactions, in accordance with Securities and Exchange Commission requirements. We entered into a Rule 10(b)5-1 plan designed to facilitate the repurchase of the authorized repurchase amount. In addition, the repurchase program does not require RealNetworks to acquire a specific number of shares and may be terminated under certain conditions. During 2005, under both the August 2005 and November 2005 repurchase programs, we repurchased approximately 8.6 million shares at an average cost of $6.29 per share for an aggregate value of approximately $54.3 million. As of December 31, 2005, the remaining amount authorized under the November 2005 program was approximately $76.6 million.

Item 6. ***Selected Financial Data***

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 325,059	$266,719	$202,377	$182,679	$188,905
Cost of revenue	98,249	97,145	68,343	50,269	38,188
Gross profit	226,810	169,574	134,034	132,410	150,717
Operating expenses:					
Research and development	70,631	51,607	46,763	48,186	55,904
Sales and marketing	130,515	96,779	77,335	73,928	73,129
General and administrative	50,669	31,302	21,007	19,820	20,554
Loss on excess office facilities	—	866	7,098	17,207	22,208
Personnel reduction and related charges	—	—	—	3,595	3,613
Goodwill amortization, acquisitions charges, and stock-based compensation(A)	128	695	1,120	1,328	40,633
Subtotal operating expenses	251,943	181,249	153,323	164,064	216,041
Antitrust litigation expenses (benefit), net	(422,500)	11,048	1,574	—	—
Total operating expenses (benefit)	(170,557)	192,297	154,897	164,064	216,041
Operating income (loss)	397,367	(22,723)	(20,863)	(31,654)	(65,324)
Other income (expense), net	32,176	248	(444)	(727)	(13,497)
Net income (loss) before income taxes	429,543	(22,475)	(21,307)	(32,381)	(78,821)
Income tax (provision) benefit	(117,198)	(522)	(144)	(5,972)	4,058
Net income (loss)	$ 312,345	$(22,997)	$(21,451)	$(38,353)	$(74,763)
Basic net income (loss) per share	$ 1.84	$ (0.14)	$ (0.13)	$ (0.24)	$ (0.47)
Diluted net income (loss) per share	$ 1.70	$ (0.14)	$ (0.13)	$ (0.24)	$ (0.47)
Shares used to compute basic net income (loss) per share	169,986	168,907	160,309	159,365	160,532
Shares used to compute diluted net income (loss) per share	184,161	168,907	160,309	159,365	160,532

	As of December 31,				
	2005	2004	2003	2002	2001
			(In thousands)		
Consolidated Balance Sheets data:					
Cash, cash equivalents and short-term investments	$ 781,327	$363,621	$373,593	$309,071	$344,509
Working capital	710,804	287,599	310,679	248,400	285,279
Total assets	1,112,997	602,502	580,939	462,101	567,860
Convertible debt	100,000	100,000	100,000	—	—
Shareholders' equity	841,733	380,805	366,486	349,765	464,879

(A) For the years ended December 31, 2005, 2004, 2003 and 2002, this amount includes only stock-based compensation. As of January 1, 2002, the Company adopted new accounting standard SFAS 142, which requires that goodwill no longer be amortized but instead tested at least annually for impairment.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The discussion in this report contains forward-looking statements that involve risks and uncertainties. RealNetworks' actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Report. You should also carefully review the risk factors set forth in other reports or documents that RealNetworks files from time to time with the Securities and Exchange Commission, particularly Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K. You should also read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included in this report.

Overview

RealNetworks is a leading creator of digital media services and software, such as Rhapsody, RealArcade and RealPlayer. Consumers use our services and software to find, play, purchase and manage free and premium digital content, including music, games and video. Broadcasters, network operators, media companies and enterprises use our products and services to create, secure and deliver digital media to PCs, mobile phones and other consumer electronics devices.

Over the last several years, we have focused on the development of our consumer businesses through both internal initiatives and strategic acquisitions of businesses and technologies. These efforts have resulted in increases in the number of subscribers to our music and games subscription offerings and increased sales of our digital music and games content. This shift in focus and the increases in subscribers and sales of digital media content have resulted in a significantly higher percentage of our total revenue arising from our consumer businesses. Our Consumer Products and Services segment accounted for approximately 86% of our total revenue in 2005. In addition, we have increased our focus on our "free-to-consumer" products and services, such as Rhapsody 25, our Rhapsody.com website and our RealArcade game service, which generate advertising revenue and are designed to increase the exposure of our paid digital music and games products and services to consumers.

Our Business Products and Services revenue declined in 2005 from 2004 and in 2004 from 2003. We believe that the reduction in sales in our Business Products and Services segment in 2005, and in recent periods generally, was caused primarily by Microsoft's practice of bundling its competing Windows Media Player and server software for free with its Windows operating system products. In response to these business practices, we filed suit against Microsoft in the U.S. District Court for the Northern District of California in 2003, pursuant to U.S. and California antitrust laws, seeking monetary and injunctive relief to

remedy these violations. On October 11, 2005, we entered into a Settlement Agreement with Microsoft resolving all of our antitrust disputes worldwide as more fully described below.

In 2005, we recorded the highest total revenue in our history due to the significant growth in our Consumer Products and Services segment. This growth was driven primarily by our focus on direct marketing programs for our consumer businesses and the impact of our distribution relationships. Our consumer business was also favorably impacted by the introduction of new marketing strategies. In addition, revenue in our Media Properties business (which consists primarily of revenue from the distribution of third party products and advertising on our web properties that are not related to our music and games businesses) grew at a higher rate than the rest of our business as we benefited from favorable market conditions for Internet advertising on our websites and we generated increased revenue from third party distribution relationships, particularly our agreement with Google to distribute a version of Google's toolbar product.

Although our total revenue for 2005 grew approximately 22% over 2004, our quarterly revenue growth rate slowed in the second half of the year. We believe our sequential revenue growth declined in the second half of 2005 principally because of: (1) a decline in revenue from our video business as we shifted our focus to our music and games businesses which we believe represents higher growth opportunities for us; (2) the expiration of a long-term legacy systems license agreement in our Business Products and Services segment which was substantially completed in the second quarter of 2005; and (3) slowing growth of our premium music subscription service revenue arising primarily from: (i) intense and increasing competition in the digital music business; (ii) a shift in the focus of our marketing and promotion efforts to our "free-to-consumer" products; and (iii) customer cancellations to our subscription services. We also believe that our music business has been negatively impacted by the lack of a compelling portable device solution for our music subscription services which limits the size of the market for our services and has led to lower overall customer satisfaction and higher cancellation rates.

On October 11, 2005, we entered into an agreement to settle all of our antitrust disputes worldwide with Microsoft. Upon settlement of the legal disputes, we also entered into two commercial agreements with Microsoft that provide for collaboration in digital music and casual games. The combined contractual payments to be made by Microsoft to us over the terms of the settlement agreement and the two commercial agreements is approximately $761.0 million, of which Microsoft paid $478.0 million to us in 2005 and is scheduled to deliver an additional $283.0 million in cash and services to us through 2007 in support of our music and games businesses. Microsoft can earn credits at pre-determined market rates for music subscribers and users delivered to us through its MSN network during the contract period which will be netted against the quarterly contractual payments in the music agreement.

We manage our business, and correspondingly report revenue, based on our two operating segments: Consumer Products and Services and Business Products and Services.

- Consumer Products and Services primarily includes revenue from: digital media subscription services such as Rhapsody, RadioPass, GamePass and SuperPass; sales and distribution of third party software and services; sales of digital content such as music and game downloads; sales of premium versions of our RealPlayer and related products; and advertising.

- Business Products and Services includes revenue from: sales of our media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting services; and consulting services we offer to our customers.

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

	Years Ended December 31,		
	2005	2004	2003
Net revenue:			
License fees	24.9%	26.9%	30.6%
Service revenue	75.1	73.1	69.4
Total net revenue	100.0	100.0	100.0
Cost of revenue:			
License fees	10.4	10.6	4.9
Service revenue	19.8	24.0	28.9
Loss on content agreement	—	1.8	—
Total cost of revenue	30.2	36.4	33.8
Gross profit	69.8	63.6	66.2
Operating expenses:			
Research and development	21.7	19.4	23.1
Sales and marketing	40.2	36.3	38.2
General and administrative	15.6	11.7	10.4
Loss on excess office facilities	—	0.3	3.4
Stock-based compensation	—	0.3	0.6
Subtotal operating expenses	77.5	68.0	75.7
Antitrust litigation expenses (benefit), net	(130.0)	4.1	0.8
Total operating expenses (benefit)	(52.5)	72.1	76.5
Operating income (loss)	122.2	(8.5)	(10.3)
Other income (expense), net	10.0	0.1	(0.2)
Net income (loss) before income taxes	132.2	(8.4)	(10.5)
Income tax provision	(36.1)	(0.2)	(0.1)
Net income (loss)	96.1%	(8.6)%	(10.6)%

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalty accruals;
- Estimating sales returns and the allowance for doubtful accounts;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of goodwill;

• Accounting for income taxes; and

• Determining the loss on a purchase commitment.

Revenue Recognition. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

For software related products and services, we recognize revenue pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), as amended by Statement of Position No. 98-9, "Software Revenue Recognition with Respect to Certain Arrangements" (SOP 98-9). Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. Some of our software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. Revenue for consulting services is generally recognized as the services are performed.

If we provide consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue from these arrangements is recognized under the percentage of completion method based on the ratio of direct labor hours incurred to date to total projected labor hours.

In addition, for transactions not falling under the scope of SOP 97-2, our revenue recognition policies are in accordance with Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21) and Securities and Exchange Commission (SEC) Staff Accounting Bulletin 104, "Revenue Recognition" (SAB 104).

For all sales, except those completed via credit card transactions through the Internet, we use either a binding purchase order or signed agreement, depending on the nature of the transaction, as evidence of an arrangement. For sales made via the Internet, we use the customer's authorization to charge their credit card as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

For software license fees in single element arrangements and multiple element arrangements that do not include customization or consulting services, delivery typically occurs when the product is made available to the customer for download or when products are shipped to the customer. For service and advertising revenue, delivery typically occurs as the services are being performed.

At the time of each transaction, we assess whether the fee associated with our revenue transaction is fixed and determinable and whether or not collection is probable. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms or is subject to refund, we consider the fee to not be fixed and determinable. In these cases, we defer revenue and recognize it when it becomes due and payable.

We assess the probability of collection based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. We do not request collateral from our customers but often require payments before or at the time products and services are delivered. If we determine that collection of a fee is not probable, we defer revenue until the time collection becomes probable, which is generally upon receipt of cash.

For multiple element arrangements, when company-specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered

elements in the arrangement, we recognize revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, we defer revenue for the fair value of the arrangement's undelivered elements such as product support and upgrades, and recognize the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. Company-specific objective evidence is established for support and upgrades of standard products for which no installation or customization is required based upon the amounts we charge when support and upgrades are sold separately. For multiple element arrangements involving installation or customization, company-specific objective evidence is established for support and upgrade arrangements if our customers have an optional renewal rate specified in the arrangement and the rate is substantive. For software license fees in single element arrangements such as consumer software sales and music copying or "burning," revenue recognition typically occurs when the product is made available to the customer for download or when products are shipped to the customer, or in the case of music burns, when the burn occurs.

If Company-specific objective evidence does not exist for an undelivered element in a software arrangement, which may include distribution or other term-based arrangements in which the license fee includes support during the arrangement term, revenue is recognized over the term of the support period commencing upon delivery of our technology to the customer.

Revenue from software license agreements with OEMs is recognized when the OEM delivers its product incorporating our software to the end user. In the case of prepayments received from an OEM, we typically recognize revenue based on the actual products sold by the OEM. If we provide ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, all of the revenue under the arrangement is generally recognized ratably over the term of the contract.

Service revenue include payments under support and upgrade contracts, SuperPass and Rhapsody subscription services, consulting services and streaming media content hosting. Support and upgrade revenue is recognized ratably over the term of the contract, which typically is twelve months. Media subscription service revenue is recognized ratably over the period that services are provided. Fees generated from advertising are recognized as advertising is delivered over the term of the contract. Other service revenue is recognized as the services are performed.

Music Publishing Rights and Music Royalty Accruals. We must make estimates of our music publishing rights and music royalties owed for our domestic and international music services. Material differences may result in the amount and timing of our expense for any period if our management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to our current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While the Company bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Sales Returns and the Allowance for Doubtful Accounts. We must make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and other allowances. Similarly, we must make estimates of the uncollectibility of our accounts receivables. We specifically analyze the age of accounts receivable and analyze historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Significant judgments and estimates must be made and used in connection with establishing allowances for sales returns and the allowance for doubtful accounts in any

accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates.

Accrued Loss On Excess Office Facilities. We have made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities would be significantly different from that recorded, which could have a material impact on our operating results. We have revised our original estimate three times, increasing the accrual for loss on excess office facilities each time. The first two revisions were the result of changes in the market for commercial real estate where we operate. The third revision, which took place in 2003, was the result of adding an additional tenant at a sublease rate lower than the rate used in previous estimates. If the market for such space declines further in future periods or if we are unable to sublease the space based on our current estimates, we may have to revise our estimates, which may result in additional losses on excess office facilities. The significant factors we considered in making our estimates are discussed in the section entitled "Loss on Excess Office Facilities."

Impairment of Investments. As part of the process of preparing our consolidated financial statements we periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates must be made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. See "Other Income (Expense), Net" in the following pages for a discussion of the factors we considered in evaluating whether declines in fair value of our investments were other-than-temporary and the factors we considered in estimating the fair value of investments in private companies.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors we consider important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of reporting unit goodwill. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining what our reporting units are for the purpose of assessing fair value compared to carrying value. There were no impairment charges for goodwill in 2005, 2004, or 2003.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount to be expected to be realized. Management must make

assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefits in the statement of operations. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectation of future taxable income, macro-economic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

As of December 31, 2004, our net deferred tax assets of $256 million were reduced to zero by a full valuation allowance. In 2005, we reduced our valuation allowance by $220 million, as we determined at year-end that it is more likely than not that the results of our future operations, as a result of the settlement with Microsoft, will generate sufficient taxable income to realize certain of our deferred tax assets. As of December 31, 2005, we continue to have a valuation allowance of $36.2 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382, and losses not yet realized for tax purposes on certain equity investments.

Determining the loss on a purchase commitment. We may from time-to-time enter into purchase commitments that commit us to the purchase of certain products and services. We periodically evaluate, based on market conditions, product plans and other factors, the future benefit of these purchase commitments. If it is determined that the purchase commitments do not have a future benefit, then a reserve is established for the amount of the commitment in excess of the estimated future benefit. Significant judgments and estimates must be made to determine such reserves.

Revenue by Segment

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Consumer products and services	$279,964	28%	$218,343	52%	$144,114
Business products and services	45,095	(7)	48,376	(17)	58,263
Total net revenue	$325,059	22%	$266,719	32%	$202,377

	2005	2004	2003
	(As a percentage of total net revenue)		
Consumer products and services	86%	82%	71%
Business products and services	14	18	29
Total net revenue	100%	100%	100%

Consumer Products and Services. Consumer Products and Services revenue is derived from sales of digital media subscription services, our RealPlayer Plus and other related products, sales and distribution of third party software products and services, sales of digital content such as games and music, and advertising. These products and services are sold primarily through the Internet, and we charge customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased. Consumer Products and Services revenue increased in the year ended December 31, 2005 primarily due to: (1) growth in subscribers and related revenue for our subscription services, including Rhapsody, RadioPass and GamePass; (2) increased sales of individual tracks through our Rhapsody music subscription services and our RealPlayer music store; and

(3) increased sales of individual games. Additional factors contributing to the increase are discussed below in the sections included within Consumer Products and Services revenue. We believe the growth in our music and games subscription services is due in part to the continued shift in our marketing and promotional efforts to these services as well as product improvements and increasing consumer acceptance and adoption of digital media products and services. While revenue related to our digital media subscription services has increased substantially on a year-over-year basis, the rate of growth has fluctuated on a quarterly basis and slowed on a sequential quarterly basis in the second half of 2005. We cannot predict with accuracy how these subscription offerings will perform in the future, at what rate digital media subscription service revenue will grow, if at all, or the nature or potential impact of anticipated competition.

The increase in Consumer Products and Services revenue in 2004 was primarily due to: (1) growth in the number of Rhapsody and RadioPass subscribers and related revenue; (2) revenue related to the online sale of individual songs through Rhapsody and the RealPlayer Music Store, which we launched in January 2004; (3) revenue related to third party product distribution agreements; and (4) growth in revenue related to our GameHouse product offerings, which we acquired in January 2004. These increases were partially offset by a decrease in aggregate subscribers to our SuperPass digital media subscription service and the related decrease in revenue, and decreases in sales of our premium consumer license products and third party consumer license products.

Business Products and Services. Business Products and Services revenue is derived from the licensing of our media delivery system software, including Helix system software and related authoring and publishing tools, digital rights management technology, support and maintenance services that we sell to customers who purchase these products and broadcast hosting and consulting services we offer to our customers. These products and services are primarily sold to corporate, government and educational customers. We do not require collateral from our customers, but we often require payment before or at the time products and services are delivered. Many of our customers are given standard commercial credit terms, and for these customers we do not require payment before products and services are delivered. Business Products and Services revenue decreased in 2005 due primarily to a decrease in the revenue recognized related to the expiration of a legacy system software agreement and a decrease in sales of our system software to mobile and wireless infrastructure companies. This decrease was partially offset by an increase in sales of our system software to OEM customers. We believe that sales of certain of our business software products were substantially affected by Microsoft's continuing practice of bundling its competing Windows Media Player and server software for free with its Windows operating system products. No assurance can be given when, or if, we will experience increased sales of our Business Products and Services to customers in these markets.

The decrease in Business Products and Services revenue in 2004 was due primarily to decreases in revenue from certain of our business software products, including revenue from our OEM partners. The decrease in revenue was partially offset by an increase in sales of our system software and services to mobile and wireless infrastructure companies.

Consumer Products and Services Revenue

A further analysis of our consumer products and services revenue is as follows:

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Music	$ 97,524	50%	$ 65,186	332%	$ 15,093
Video, consumer software and other	95,019	(2)	96,792	(11)	108,644
Games	56,277	63	34,535	184	12,162
Media properties	31,144	43	21,830	166	8,215
Total consumer products and services revenue	$279,964	28%	$218,343	52%	$144,114

Music. Music revenue primarily includes revenue from our Rhapsody and RadioPass subscription services, sales of digital music content through our Rhapsody service and our RealPlayer music store, and advertising from our music websites. The increase in Music revenue in 2005 is due primarily to: (1) growth in subscribers to our Rhapsody and RadioPass subscription services; (2) the online sale of individual tracks through our Rhapsody subscription service and through our RealPlayer Music Store (sales through our RealPlayer Music Store began during the quarter ended March 31, 2004); and (3) the distribution of our radio products through broadband service providers. We believe the growth of our Music revenue during 2005 is due primarily to the broader acceptance of paid online music services and increased focus of our marketing efforts on our music offerings.

The increase in Music revenue in 2004 was due primarily to the inclusion and subsequent growth of our Rhapsody service (which we began selling after we acquired Listen in August 2003) and the growth of our RadioPass service. We also launched additional international versions of RadioPass in early 2004, which contributed to the growth of our Music revenue in 2004. Also, during the quarter ended March 31, 2004, we began offering online sales of individual songs through our RealPlayer music store, which further contributed to revenue growth. We believe the growth is due primarily to the broader acceptance of paid online music services and increased focus of our marketing efforts on our music offerings, including our promotion of our Harmony technology during the third quarter of 2004, which enables consumers to transfer secure digital music to a wide variety of portable music devices. As part of the promotion, we sold individual songs at a discounted price, which increased our overall Music revenue and associated cost of sales and reduced our overall margins.

Video, Consumer Software and Other. Video, consumer software and other revenue primarily includes revenue from our SuperPass and stand-alone premium video subscription services, RealPlayer Plus and related products, sales and distribution of third-party software products and all advertising other than that related directly to our Games and Music businesses. The decreases in revenue in 2005 and 2004 are due primarily to decreases in revenue from: (1) stand-alone subscription services; and (2) certain of our premium and third party consumer license products. The decreases were partially offset by an increase in revenue from our SuperPass subscription service, primarily due to price increases introduced in August 2004. We believe that the decrease in revenue related to certain of our premium and third party consumer license products and stand-alone subscription services is due primarily to a shift in our marketing and promotional efforts towards our music and games subscription services, which we believe represent a greater growth opportunity for us.

Games. Games revenue primarily includes revenue from the sale of individual games through our RealArcade service and our GameHouse website (which we began selling after we acquired GameHouse in January 2004), revenue from our GamePass subscription service and advertising through RealArcade and our games related websites. The increase in revenue in 2005 is due primarily to: (1) growth in subscribers to our GamePass subscription service and price increases introduced during the quarter ended March 31, 2005; (2) increased revenue related to our GameHouse product offerings (subsequent to our acquisition of GameHouse in January 2004); (3) increased revenue related to the sale of individual games through our RealArcade service and our websites; and (4) increased revenue from the sale of games for mobile phones. Additionally, we believe the growth in our Games revenue is due to the increased focus of our marketing efforts on our Games business and the addition of new game titles to our RealArcade and GamePass offerings.

The increase in Games revenue in 2004 was due primarily to an increase in the number of subscribers and related revenue for our GamePass subscription service and increased revenue from our GameHouse product offerings, which we acquired in January 2004. Additionally, the growth in Games revenue was due to the increased focus of our marketing efforts on our Games business and the addition of new game titles to our RealArcade and GamePass offerings.

Media Properties. Media properties revenue includes revenue from our distribution of third party products and all advertising other than that related directly to our Music and Games businesses. Media properties revenue increased in 2005 and 2004 primarily due to: (1) increased revenue related to

advertising through our websites; and (2) an increase in revenue associated with new and expanded advertising and distribution relationships, including our agreement with Google to distribute a version of the Google toolbar.

Geographic Revenue

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
United States	$249,855	23%	$202,574	37%	$147,613
Europe	44,867	12	40,222	25	32,106
Asia	27,916	30	21,439	8	19,811
Rest of the world	2,421	(3)	2,484	(13)	2,847
Total	$325,059	22%	$266,719	32%	$202,377

Revenue generated in the United States increased in 2005 primarily due to the growth of our Music and Games businesses and increased revenue from distribution of third party services. See Consumer Products and Services Revenue — *Games* and *Music* above for further discussion of the changes.

International revenue increased in 2005 primarily due to growth of our Games business internationally, growth in revenue related to new and expanded advertising relationships and the launch of additional localized versions of our international RadioPass subscription service during 2004. These increases were offset by a decrease in subscribers and the related revenue in our SuperPass subscription service. International revenue represented 23% of total net revenue in 2005, 24% of total net revenue in 2004, and 27% of total net revenue in 2003. Revenue generated in Europe was 14% of total net revenue in 2005, 15% of total net revenue in 2004 and 16% of total net revenue in 2003, and revenue generated in Asia was 9% of total net revenue in 2005, 8% of total net revenue in 2004, and 10% of total net revenue in 2003. International revenue decreased as a percentage of total net revenue in 2005 and 2004 primarily due to U.S.-based subscription services revenue growing at a faster rate than international subscription services revenue. At December 31, 2005, accounts receivable due from international customers represented approximately 32% of trade accounts receivable.

The functional currency of our foreign subsidiaries is the local currency of the country in which the subsidiary operates. We currently manage a portion of our foreign currency exposures through the use of foreign currency exchange forward contracts and therefore are still subject to some risk of changes in exchange rates. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. We currently do not hedge a portion of our foreign currency exposures and therefore are subject to the risk of changes in exchange rates. The gross margins on domestic and international revenue are substantially the same.

Revenue

In accordance with SEC regulations, we also present our revenue based on License Fees and Service Revenue as set forth below.

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
License fees	$ 80,785	13%	$ 71,706	16%	$ 61,970
Service revenue	244,274	25	195,013	39	140,407
Total net revenue	$325,059	22%	$266,719	32%	$202,377

	2005	2004	2003
	(As a percentage of total net revenue)		
License fees	25%	27%	31%
Service revenue	75	73	69
Total net revenue	100%	100%	100%

License Fees. License fees primarily include: sales of content such as game downloads and digital music tracks; sales of our media delivery system software; revenue from sales of premium versions of our RealPlayer Plus and related products; and sales of third-party products. License fees include revenue from both our Consumer and Business Products and Services segments. The increase in license fees in 2005 was primarily due to: (1) increased revenue from the online sale of individual tracks through our Rhapsody music subscription service and our RealPlayer Music Store; (2) increased revenue related to the sale of individual games through our RealArcade service and our websites, including GameHouse; and (3) revenue from the sale of individual games for mobile phones. These increases were partially offset by a decrease in revenue related to the expiration of a legacy system software agreement in July 2005, a decrease in sales of our system software to mobile and wireless infrastructure companies as well as decreased sales of certain of our premium and third party consumer license products. See "Revenue by Segment — Consumer Products and Services" and "Revenue by Segment — Business Products and Services" above for further explanation of changes.

The increase in license fees in 2004 was primarily due to: (1) increased revenue from the online sale of individual songs through our Rhapsody music subscription service (which we began selling after we acquired Listen in August 2003) and through our RealPlayer Music Store, which we launched in January 2004; (2) an increase in revenue related to the sale of individual games by GameHouse after we completed the acquisition in January 2004; and (3) increased sales of our system software to mobile and wireless infrastructure companies. These increases were partially offset by decreases in revenue from certain of our business software products, including revenue from our OEM partners and decreased sales of our premium and third party consumer license products.

Service Revenue. Service revenue primarily includes revenue from: digital media subscription services such as RealOne SuperPass, Rhapsody, RadioPass, GamePass and stand-alone and add-on subscriptions; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting and consulting services that we offer to our customers; distribution of third party software; and advertising. Service revenue includes revenue from both our Consumer and Business Products and Services segments. The increase in service revenue in 2005 was primarily attributable to: (1) growth in subscribers to our music and games subscription services; (2) increased revenue related to our SuperPass subscription service, due in part to a price increase in August 2004; (3) increases in the distribution of certain third party services and the related revenue; and (4) growth in revenue related to advertising through our websites. These increases were partially offset by a decrease in revenue related to sales of stand-alone subscription services. Our subscription services accounted for approximately $187.0 million and $148.7 million of service revenue during 2005 and 2004, respectively. The increases in subscription revenue are explained in more detail in "Revenue by Segment — Consumer Products and Services" above. While revenue related to our digital media subscription services has increased substantially on a year-over-year basis, the rate of growth has decreased on a quarterly basis in recent periods. We anticipate that Consumer Products and Services sequential revenue growth will slow in 2006, which is discussed further in the Overview of the Management's Discussion and Analysis of Financial Condition and Results of Operations.

The increase in service revenue in 2004 was primarily attributable to growth in aggregate subscribers and revenue related to our digital media subscription services and an increase in revenue related to third-party product distribution agreements, partially offset by decreases in other service offerings including SuperPass subscription revenue and revenue from support and upgrade agreements related to our business software products. Our digital media subscription services accounted for approximately $148.7 million and $107.1 million of service revenue during 2004 and 2003, respectively.

Deferred Revenue

Deferred revenue is comprised of the unrecognized revenue related to unearned subscription services, support contracts, prepayments under OEM arrangements and other prepayments for which the earnings process has not been completed. Deferred revenue at December 31, 2005 was $25.3 million compared to $30.9 million at December 31, 2004. The decrease in deferred revenue is primarily due to the expiration of a legacy systems software agreement in the third quarter of 2005, and more generally, to prepayments received under contracts occurring at a slower rate than recognition of revenue on existing contracts in recent periods. The slower rate of prepayment receipts is due primarily to a decrease in new contracts in our Business Products and Services segment in recent periods, which historically represented a significant portion of deferred revenue. We believe the decrease in new contracts in our Business Products and Services segment results primarily from the conditions described in "Revenue by Segment — Business Products and Services" above. The decrease in prepayments under contracts was partially offset by an increase in deferred revenue from our digital media subscription services and prepayments related to certain of our advertising customers.

Cost of Revenue by Segment

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Consumer products and services	$90,104	7%	$83,968	38%	$60,726
Business products and services	8,145	(1)	8,239	8	7,617
Loss on content agreement	—	n/a	4,938	n/a	—
Total cost of revenue	$98,249	1%	$97,145	42%	$68,343
As a percentage of total net revenue	30%		36%		34%

Cost of Consumer Products and Services. Cost of Consumer Products and Services revenue includes: cost of content and delivery of the content included in our digital media subscription service offerings; royalties paid on sales of games, music and other third-party products; amounts paid for licensed technology; costs of product media, duplication, manuals and packaging materials; and fees paid to third-party vendors for order fulfillment and support services. Cost of Consumer Products and Services increased during 2005 primarily due to increased content and licensing costs related to increased sales of our music and games products and services. These increases were partially offset by decreases in costs related to: (1) the renegotiation of certain content agreements with more favorable financial terms and the discontinuation of certain content offerings related to our SuperPass subscription services; and (2) lower royalties related to stand-alone subscriptions due to the decrease in related revenue. Cost of Consumer Products and Services revenue decreased as a percentage of Consumer Products and Services revenue in 2005 to 32% from 38% in 2004 due to the application of certain fixed costs against a higher revenue base, the renegotiation of certain content agreements, lower royalties related to stand-alone subscriptions due to the decrease in related revenue and the discontinuation of certain content offerings.

Cost of Consumer Products and Services revenue increased during 2004 primarily due to an increase in licensing costs associated with the online sale of individual songs, increased costs associated with delivering content to a greater number of subscribers, costs associated with the Rhapsody subscription service resulting from our acquisition of Listen and the amortization of intangible assets resulting from the acquisition of GameHouse. In addition, the increase was due to our promotional activities related to our Harmony technology and the *Loss on Content Agreement*, which is described below. Cost of Consumer Products and Services revenue decreased as a percentage of Consumer Products and Services revenue in 2004 to 38% from 42% in 2003 due to the application of certain fixed costs against a higher revenue base, the renegotiation of certain content agreements and the discontinuation of certain content offerings.

Cost of Business Products and Services. Cost of Business Products and Services revenue includes amounts paid for licensed technology, costs of product media, duplication, manuals, packaging materials,

fees paid to third-party vendors for order fulfillment, cost of in-house and contract personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services. Cost of Business Products and Services revenue decreased slightly primarily due to lower servicing costs, such as bandwidth, due to a decrease in related revenue. As a percentage of Business Products and Services revenue, cost of Business Products and Services revenue increased slightly to 18% in 2005 from 17% in 2004.

Cost of Business Products and Services revenue increased slightly in absolute dollars and increased as a percentage of Business Products and Services revenue in 2004 to 17% from 13% in 2003. The increases during 2004 were primarily due to higher costs of revenue related to custom development work and a shift in mix towards products with higher product royalty costs.

Cost of Revenue

In accordance with SEC regulations, we also present our cost of revenue based on License Fees and Service Revenue as set forth below.

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
License fees	$33,770	20%	$28,206	184%	$ 9,917
Service revenue	64,479	1	64,001	10	58,426
Loss on content agreement	—	n/a	4,938	n/a	—
Total cost of revenue	$98,249	1%	$97,145	42%	$68,343
As a percentage of total net revenue	30%		36%		34%

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, music and other third-party products, amounts paid for licensed technology, costs of product media, duplication, manuals, packaging materials, and fees paid to third-party vendors for order fulfillment. Cost of license fees increased in dollars and as a percentage of license fees, which increased to 42% in 2005 from 39% in 2004, primarily due to: (1) the online sale of individual tracks through our Rhapsody subscription service and RealPlayer Music Store; and (2) an increase in revenue and associated licensing costs related to games license products. These increases were partially offset by a decrease in revenue associated with the licensing related to third party license products.

Cost of license fees increased as a percentage of license fees in 2004 to 39% from 16% in 2003. The increases both in dollars and as a percentage of license fees for 2004 were primarily due to the increased licensing costs associated with the online sale of individual songs and games, and the amortization of intangible assets resulting from the acquisition of GameHouse.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription service offerings, cost of in-house and contract personnel providing support and consulting services, and expenses incurred in providing our streaming media hosting services. The costs of content are expensed over the periods the content is available to our subscription services customers. Cost of service revenue increased slightly, but decreased as a percentage of service revenue to 26% in 2005 from 33% in 2004. The increase in costs is primarily due to increased content costs related to our digital music subscription services. The increase in costs was largely offset by: (1) the discontinuation of certain content offerings related to our SuperPass subscription service; and (2) a decrease in sales and the discontinuation of stand-alone subscription services. The decrease in cost of service revenue as a percentage of service revenue is due to the application of certain fixed costs against a higher revenue base and the discontinuation of certain product offerings.

Cost of service revenue increased in 2004 but decreased as a percentage of service revenue to 33% from 42% in 2003. The increase in costs was primarily due to increased costs associated with delivering content to a greater number of subscribers and the costs of content included in our digital media subscription services. The decrease in cost of service revenue as a percentage of service revenue was due to

the application of certain fixed costs against a higher revenue base, favorable renegotiation of certain content agreements and the discontinuation of certain non-economic content offerings.

Our digital media subscription services, including Rhapsody, are a relatively new and growing portion of our business and, to date, have been characterized by higher costs of revenue than our other products and services, primarily due to the cost of licensing media content to provide these services. As a result, if our digital media subscription services continue to grow as a percentage of net revenue, our cost of service revenue may grow at an increased rate relative to net revenue, which may result in reductions in our gross margin percentages in the future.

Loss on Content Agreement. During the quarter ended March 31, 2004, we cancelled a content licensing agreement with PGA TOUR. Under the terms of the cancellation agreement, we gave up rights to use and ceased using PGA TOUR content in our products and services as of March 31, 2004. The expense represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement.

Other segment and geographical information

Reconciliation of segment operating income (loss) to net income (loss) before income taxes for the year ended December 31, 2005 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$279,964	$ 45,095	$ —	$325,059
Cost of revenue	90,104	8,145	—	98,249
Loss on content agreement	—	—	—	—
Gross profit	189,860	36,950	—	226,810
Loss on excess office facilities	—	—	—	—
Antitrust litigation (income), net	—	—	(422,500)	(422,500)
Stock-based compensation	—	—	128	128
Other operating expenses	197,774	54,041	—	251,815
Operating income (loss)	(7,914)	(17,091)	422,372	397,367
Other income, net	—	—	32,176	32,176
Net income (loss) before income taxes	$ (7,914)	$(17,091)	$ 454,548	$429,543

Reconciliation of segment operating income (loss) to net income (loss) before income taxes for the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$218,343	$ 48,376	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	129,437	40,137	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation expenses	—	—	11,048	11,048
Stock-based compensation	—	—	695	695
Other operating expenses	128,604	51,084	—	179,688
Operating income (loss)	833	(10,947)	(12,609)	(22,723)
Other income, net	—	—	248	248
Net income (loss) before income taxes	$ 833	$(10,947)	$(12,361)	$(22,475)

Operating expenses of both Consumer Products and Services and Business Products and Services include costs directly attributable to those segments and an allocation of general and administrative expenses and other corporate overhead costs. General and administrative and other corporate overhead costs are allocated to the segments and are generally based on the relative head count of each segment.

Long-lived assets, consisting of equipment and leasehold improvements, goodwill, and other intangible assets, by geographic location are as follows (in thousands):

	December 31, 2005	December 31, 2004
United States	$149,247	$155,844
Europe	14,256	176
Asia/Rest of the world	302	411
Total	$163,805	$156,431

At December 31, 2005, net assets in Europe and Asia and the rest of the world were $14.6 million and $0.6 million, respectively.

Operating Expenses

Research and Development

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Research and development	$70,631	37%	$51,607	10%	$46,763
As a percentage of total net revenue	22%		19%		23%

Research and development expenses consist primarily of salaries and related personnel costs and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development expenses, excluding non-cash stock-based compensation, increased in 2005 in dollars and as a percentage of total net revenue primarily due to an increase in: (1) a loss due to our decision to cancel a purchase commitment during the fourth quarter of 2005, which is discussed further in Liquidity and Capital Resources; (2) personnel and related costs; and (3) consulting costs related to research and development efforts.

Research and development expenses, excluding non-cash stock-based compensation, increased in 2004 in dollars primarily due to an increase in personnel and related costs and the inclusion of additional personnel and operating expenses resulting from our acquisitions of Listen and GameHouse. The decrease as a percentage of total net revenue was a result of our total net revenue growing more rapidly than research and development expenses.

Sales and Marketing

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Sales and marketing	$130,515	35%	$96,779	25%	$77,335
As a percentage of total net revenue	40%		36%		38%

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing expenses increased in 2005 in dollars and as a percentage of total net revenue primarily due to an increase in advertising activities, including our ongoing direct marketing programs to promote our products and services and an increase in personnel and the related costs. We expect that our sales and marketing expenses will increase in dollars and as a percentage of total net revenue as we continue to grow our consumer business and continue to shift the focus of our marketing efforts to our consumer products and services.

Sales and marketing expenses increased in 2004 in dollars primarily due to the inclusion of personnel and operating expenses resulting from our acquisitions of Listen and GameHouse, an increase in payments made to third parties for referrals of new customers and increased advertising costs, including advertising costs associated with the promotion of our Harmony technology as well as our ongoing direct marketing programs. The decrease as a percentage of total net revenue was a result of our total net revenue growing more rapidly than our sales and marketing expenses.

General and Administrative

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
General and administrative	$50,669	62%	$31,302	49%	$21,007
As a percentage of total net revenue	16%		12%		10%

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs and other general corporate costs. General and administrative expenses, excluding non-cash stock-based compensation, increased in dollars and as a percentage of revenue in 2005 primarily due to: (1) our donation to the RealNetworks Foundation, based on 5% of our net income; and (2) indirect expenses related to the settlement of our antitrust litigation with Microsoft, including employee bonuses and increased business and occupation taxes. These increases were partially offset by a decrease in litigation defense costs.

General and administrative expenses, excluding non-cash stock-based compensation, increased in dollars and as a percentage of revenue in 2004 primarily due to increased personnel and related costs, increased litigation defense costs, costs related to our continued implementation efforts related to the Sarbanes-Oxley Act of 2002, specifically Section 404, and the inclusion of personnel and operating expenses resulting from our acquisition of Listen.

Antitrust Litigation Expenses (Benefit), net

Antitrust litigation (benefit) expenses, net of ($422.5) million, $11.0 million and $1.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, consist of legal fees, personnel costs, communications, equipment, technology and other professional services costs incurred directly attributable to our antitrust case against Microsoft, as well as our participation in various international antitrust

proceedings against Microsoft, including the European Union. On October 11, 2005, we entered into a settlement agreement with Microsoft pursuant to which we agreed to settle all antitrust disputes worldwide with Microsoft, including the United States litigation. In 2005, the amounts for antitrust litigation expenses (benefit), net reflected the impact of $478.0 million in payments received from Microsoft under the settlement and commercial agreements with Microsoft. Refer to the Overview in the Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion. See "Notes to Consolidated Financial Statements — Commitments and Contingencies" (Note 13 C) for a description of this action.

Loss on Excess Office Facilities

In October 2000, we entered into a 10-year lease agreement for additional office space located near our corporate headquarters in Seattle, Washington. During 2001, we re-evaluated our facilities requirements and, as a result, decided to permanently sublet all of this office space. The market for office space in Seattle had significantly declined from the date we entered into this lease. As a result, we recorded losses of $22.2 million during the year ended December 31, 2001. For the year ended December 31, 2001, these losses represented approximately $15.2 million of rent and operating expenses over the remaining life of the lease, net of expected sublease income of $38.1 million, and approximately $7.0 million for the write-down of leasehold improvements to their estimated fair value. Our estimates were based upon many factors including projections of sublease rates and the time period required to locate tenants. During the year ended December 31, 2002, the Seattle real estate market continued to display significant weakness, which was reflected in both increasing vacancy rates and declining rental rates. Based on discussions with prospective tenants, we concluded that the excess office facilities were not likely to be sublet at rates used in the original loss estimates. As a result, we recorded additional losses of $17.2 million during the year ended December 31, 2002. During 2003, we secured an additional tenant at a sublease rate lower than the rate used in previous loss estimates. As a result, we adjusted our estimates to reflect the lower lease rate and recorded an additional loss of $7.1 million. The estimated total loss in 2003 included an estimate of future sublease income of $14.7 million of which $8.0 million was committed under sublease contracts at the time of the estimate. The accrued loss of $18.0 million at December 31, 2005 is shown net of expected future sublease income of $12.5 million, which was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

During the quarter ended September 30, 2004, we renegotiated the lease for our headquarters building. In connection with the amended lease agreement we ceased use of approximately 16,000 square feet of office space, which we returned to the landlord in May 2005. We recorded a loss on excess office facilities of approximately $0.9 million related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 related to the excess space we vacated as of September 30, 2004.

Stock-Based Compensation

Stock-based compensation was $0.1 million, $0.7 million and $1.1 million in 2005, 2004 and 2003, respectively.

Other Income (Expense), Net

	2005	Change	2004	Change	2003
		(Dollars in thousands)			
Interest income, net	$14,511	226%	$ 4,452	5%	$ 4,251
Equity in net loss of MusicNet	(1,068)	(75)	(4,351)	(19)	(5,378)
Impairment of equity investments	(266)	(41)	(450)	6	(424)
Gain on sale of equity investments	19,330	n/a	—	—	—
Other income (expense)	(331)	(155)	597	(46)	1,107
Other income (expense), net	$32,176	n/a	$ 248	(156)%	$ (444)

Other income (expense), net consists primarily of: interest earnings on our cash, cash equivalents and short-term investments, which are net of interest expense due to the amortization of offering costs related to our convertible debt; gains related to the sale of certain of our equity investments; equity in net loss of MusicNet, Inc. (MusicNet); and impairment of certain equity investments. Other income (expense), net improved during 2005 due primarily to: (1) an increase in interest income due to rising effective interest rates on our investment balances and an overall increase in our investment balance; (2) a gain resulting from the sale of a portion of our investment in J-Stream; and (3) a gain related to the sale of our preferred shares and convertible debt of MusicNet in April 2005 and a decrease in our equity in net loss of MusicNet.

Other income (expense), net improved during 2004 due primarily to lower equity in net losses of MusicNet and increased interest income due to higher effective interest rates on investment balances.

The Company's investment in MusicNet, a joint venture with several media companies to create a platform for online music subscription services, was accounted for under the equity method of accounting. On April 12, 2005, the Company disposed of all of its preferred shares and convertible notes in MusicNet to a private equity firm, Baker Capital, in connection with the sale of all of the capital stock of MusicNet. The Company received approximately $7.2 million of cash proceeds in connection with the closing of the transaction and received an additional $0.4 million in connection with the expiration of an escrow arrangement in August 2005. The Company also has the right to receive up to an additional $2.3 million in cash upon the expiration of an indemnity escrow arrangement which expires on the one-year anniversary of the transaction date.

The Company recorded in its statement of operations its equity share of MusicNet's net loss through the date of disposition, which was $1.1 million, $4.4 million and $5.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. For purposes of calculating the Company's equity in net loss of MusicNet, the convertible notes were treated on an "as if" converted basis due to the nature and terms of the convertible notes. As a result, the losses recorded by the Company represented approximately 36.1% of MusicNet's net losses through the date of disposition in 2005 and 36.1% and 36.9% for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2005, the Company no longer held an ownership interest in MusicNet. As of December 31, 2004, the Company's ownership interest in the outstanding shares of capital stock of MusicNet was approximately 24.9%.

Our Chief Executive Officer, Robert Glaser, was the Chairman and a member of the Board of Directors of MusicNet from April 2001 until March 2003 and also served as the temporary acting Chief Executive Officer of MusicNet from April 2001 until October 2001. Mr. Glaser received no cash or equity remuneration for his services as Chairman and Director, nor did he receive any such remuneration for his services as the acting Chief Executive Officer. We recognized approximately $0.9 million, $0.7 million and $1.1 million of revenue in 2005, 2004 and 2003, respectively, related to license and services agreements with MusicNet.

We have made minority equity investments for business and strategic purposes through the purchase of voting capital stock of several companies. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are

strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2005, we determined that an other-than-temporary decline in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $0.3 million to reflect changes in the fair value in our results of operations. Based upon an evaluation of the facts and circumstances during 2004, we determined that other-than-temporary declines in fair value had occurred in one of our privately-held investments resulting in an impairment charge of $0.5 million to reflect changes in the fair value of this investment in our results of operations. Based upon an evaluation of the facts and circumstances during 2003, we determined that other-than-temporary declines in fair value had occurred in two of our publicly traded investments resulting in impairment charges of $0.4 million to reflect changes in the fair value of these investments in our results of operations.

As of December 31, 2005, we owned marketable equity securities of J-Stream Inc., a Japanese media services company, representing approximately 10.6% of J-Stream's outstanding shares. These securities are accounted for by us as available-for-sale securities. The market value of these shares has increased from our original cost of approximately $0.9 million, resulting in a carrying value of $43.4 million and $33.1 million at December 31, 2005 and 2004, respectively. The increase over our cost basis, net of tax effects is $28.9 million and $15.2 million at December 31, 2005 and 2004, respectively, and is reflected as a component of accumulated other comprehensive income. In July 2005, we disposed of a portion of our investment in J-Stream through open market trades, which resulted in net proceeds of approximately $11.9 million, for which we recognized a gain, net of tax and a loss associated with a previously cancelled foreign currency hedge related to the investment, of approximately $8.4 million during the year ended December 31, 2005. The disposition resulted in a tax expense and a related offset to accumulated other comprehensive income of $3.3 million during the year ended December 31, 2005. There were no similar gains or losses in 2004 or 2003. The disposition reduced our ownership interest from approximately 13.5% to 10.6%. The market for J-Stream's shares is relatively limited, and the share price is volatile. Although the carrying value of our investment in J-Stream was approximately $43.4 million at December 31, 2005, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Income Taxes

During the years ended December 31, 2005, 2004 and 2003, we recognized income tax expense of $117.2 million, $0.5 million and $0.1 million, respectively, related to current U.S. and foreign income taxes. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income. In making this assessment, all available evidence must be considered including the current economic climate, our expectations of future taxable income and our ability to project such income and the appreciation of our investments and other assets. As of December 31, 2004, our net deferred tax assets of $256 million were reduced to zero by a full valuation allowance. In 2005, we reduced our valuation allowance by $220 million, as we determined at year-end that it is more likely than not that the results of our future operations, as a result of the settlement with Microsoft, will generate sufficient taxable income to realize certain of our deferred tax assets. As of December 31, 2005, we continue to have a valuation allowance of $36.2 million relating primarily to net operating losses that are restricted under Internal Revenue Code Section 382, and losses not yet realized for tax purposes on certain equity investments.

2005 Quarterly Revenue

The following table summarizes unaudited revenue by segment for each quarter of 2005 (in thousands):

	Total	Quarters Ended December 31	September 30	June 30	March 31
		(Dollars in thousands)			
Consumer products and services ..	$279,964	$73,415	$71,750	$70,593	$64,206
Business products and services	45,095	10,153	10,483	12,093	12,366
Total net revenue	$325,059	$83,568	$82,233	$82,686	$76,572

Consumer Products and Services. Consumer Products and Services revenue increased during each of the quarters in 2005, primarily due to increases in subscription and license sales related to our Music and Games businesses. These increases were partially offset by decreases in the revenue related to our premium license products as well as third party license products and stand-alone product subscription services. The reasons for these changes are also discussed above in "Revenue by Segment — Consumer Products and Services".

Business Products and Services. Business Products and Services revenue decreased in each of the quarters in 2005, which during the quarter ended September 30, 2005 was primarily due to the expiration of a long-term legacy system software agreement during the quarter ended September 30, 2005. Further discussion regarding the changes to the Business Products and Services revenue during the year are mentioned above in "Overview" and "Revenue by Segment — Business Products and Services".

Impact of Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of operations. We are required to adopt the provisions of SFAS 123R in the quarter ending March 31, 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. See "Stock-Based Compensation" (Note 1 (H) of the notes to the consolidated financial statements under Item 8) for the pro forma net income (loss) and net income (loss) per share amounts, for the years ended December 31, 2005, 2004 and 2003, as if we had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Upon adoption during the quarter ending March 31, 2006, we will recognize stock-based compensation using the modified prospective method and expects that the implementation will have a material impact on our consolidated financial statements in 2006.

Liquidity and Capital Resources

Net cash provided by operating activities was $460.8 million and $7.0 million in 2005 and 2004, respectively. Net cash used in operating activities was $8.8 million in 2003. Net cash provided by operating activities in 2005 resulted primarily from net income of $312.3 million, net changes in certain assets and liabilities of $51.2 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, a change in net deferred tax assets of $107.2 million, depreciation and amortization of $16.4 million, and a gain on sale of certain of our equity investments of $19.3 million, which were partially offset by a decrease in the accrued loss on excess office facilities of $6.2 million and the loss on content agreement of $2.9 million. Net cash provided by operating activities in 2004 resulted primarily from net changes in certain assets and liabilities of $10.7 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year, depreciation and amortization of $15.3 million, equity in the net loss of MusicNet of $4.4 million and the loss on content agreement of $2.9 million, which were offset by a net loss of $23.0 million and a decrease in the accrued loss on excess office facilities of $4.8 million. Net cash used in operating activities in 2003 was the result of a net loss of $21.5 million as

well as net changes in certain assets and liabilities of $8.1 million, due primarily to the timing of cash receipts or payments at the beginning and end of the year and the recognition of deferred revenue, offset by depreciation and amortization of $12.4 million, equity in net loss of MusicNet of $5.4 million and a net increase in the accrued loss on excess office facilities of $3.0 million.

Net cash provided by investing activities in 2005 and 2004 was $7.0 million and $6.0 million, respectively. Net cash used in investing activities was $22.4 million in 2003. Net cash provided by investing activities in 2005 was primarily due to net sales and purchases of short-term investments and proceeds from the sale of certain equity investments, which was offset by purchases of equipment and intangible assets and cash used for acquisitions. Net cash provided by investing activities in 2004 was primarily due to net sales and purchases of short-term investments, which was offset by purchases of equipment and intangible assets and cash used for acquisitions. Net cash used in investing activities in 2003 was primarily due to the payment of acquisition costs and purchases of long-term investments and equipment and leasehold improvements, offset by net sales and purchases of short-term investments.

Net cash used in financing activities was $34.6 million in 2005. Net cash provided by financing activities was $8.5 million in 2004 and $107.1 million in 2003. Net cash used in financing activities in 2005 was due primarily to the repurchase of common stock, which was partially offset by the net proceeds from the exercise of stock options and stock sold related to our employee stock purchase plan. Net cash provided by financing activities in 2004 was due to the net proceeds from the exercise of stock options and stock sold related to our employee stock purchase plan. Net cash provided by financing activities in 2003 was related to the proceeds from our convertible debt offering in June 2003 (see "Notes to Consolidated Financial Statements — Convertible Debt" (Note 9) for a description of this offering), exercise of stock options and warrants and stock sold related to our employee stock purchase plan.

In September 2001, we announced a share repurchase program to repurchase of up to an aggregate of $50 million of our outstanding common stock. We repurchased approximately 9.1 million shares of our common stock at an average cost of $4.64 per share for an aggregate value of $42.4 million from the inception of the September 2001 program through August 2005. There were no repurchases during 2005 or 2004 related to the September 2001 repurchase program. In August 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $75 million of our outstanding common stock, which replaced the September 2001 program. In November 2005, our Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of $100 million of our outstanding common stock, which replaced the August 2005 repurchase program and included $44.0 million that remained unpurchased under the August 2005 program. During 2005, under the August 2005 program we repurchased approximately 5.8 million shares at an average cost of $5.36 for an aggregate value of approximately $31.0 million and under the November 2005 repurchase program, we repurchased approximately 2.8 million shares at an average cost of $8.16 per share for an aggregate value of approximately $23.3 million. We currently intend to continue our stock repurchase program, of which there was approximately $76.6 million remaining as of December 31, 2005, depending on market conditions and other factors until we reach the $100 million limit authorized by our Board of Directors, which will be a further use of cash.

We currently have no planned significant capital expenditures for 2006 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

In May 2005, we entered into a purchase agreement with a third party vendor to acquire certain products and services. We were to be invoiced for the products and services at the time of receipt by the vendor. During the quarter ended December 31, 2005, we decided to cancel the purchase agreement. As a result, we recorded a loss of approximately $8.5 million during the quarter ended December 31, 2005 in

order to reflect the products and services that have been delivered, or to which we had committed, at their net realizable value.

In October 2005, we entered into an agreement with Microsoft to settle all antitrust disputes worldwide between the two companies. Upon settlement of the legal disputes, we entered into two commercial agreements with Microsoft that provide for collaboration in digital music and games. The combined contractual payments related to the settlement agreement and the two commercial agreements to be made by Microsoft to us over the terms of the agreements are approximately $761.0 million. In October 2005, we received $478.0 million of the scheduled contractual payments.

At December 31, 2005, we had $798.6 million in cash, cash equivalents, short-term investments and restricted cash equivalents. Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. Government or non-U.S. Agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we would not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations in ten primary functional currencies: the United States dollar, the Japanese yen, the British pound, the Euro, the Mexican peso, the Brazilian real, the Australian dollar, the Hong Kong dollar, the Singapore dollar and the Korean won. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in yen, euros (for Germany and France), pounds and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries. Foreign exchange rate fluctuations did not have a material impact on our financial results in 2005, 2004 and 2003.

At December 31, 2005, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Office leases	$ 81,958	$11,599	$22,782	$ 22,065	$25,512
Convertible debt	Up to 100,000	—	—	Up to 100,000	—
Other contractual obligations	14,978	5,476	4,842	4,660	—
Total contractual cash obligations	Up to $196,936	$17,075	$27,624	Up to $126,725	$25,512

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy guidelines. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a falling rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2005.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2005 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates		Amortized Cost	Estimated Fair Value
		2006	2007		
Short-term investments:					
U.S. Government agency securities	3.17%	$115,195	$14,161	$129,658	$129,356
Total short-term investments	3.17%	$115,195	$14,161	$129,658	$129,356

Investment Risk. As of December 31, 2005, we had investments in voting capital stock of both publicly- and privately-held technology companies for business and strategic purposes. Some of these securities do not have a quoted market price. Our investments in publicly traded companies are carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. Based upon an evaluation of the facts and circumstances during 2005, we determined that an other-than-temporary impairment had occurred on one investment, resulting in an impairment charge of $0.3 million, in order to reflect the investment at its fair value. Based upon an evaluation of the facts and circumstances during 2004, an other-than-temporary impairment had occurred on one investment. Impairment charges of $0.5 million were recorded to reflect the investment at fair value in 2004. Equity price fluctuations of plus or minus 10% of prices at December 31, 2005 would have had an approximate $4.3 million impact on the value of our investments in publicly traded companies at December 31, 2005, related primarily to our investment in J-Stream, a publicly traded Japanese company.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the re-measurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers.

A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. Foreign exchange rate fluctuations did not have a material impact on our financial results for the years ended December 31, 2005, 2004 and 2003.

At December 31, 2005, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)	Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP") (contracts to receive GBP/pay US$)	(GBP) 1,000	$1,736	$(15)
Euro ("EUR") (contracts to pay EUR/receive US$)	(EUR) 1,260	$1,514	$ 23
Japanese Yen ("YEN") (contracts to receive YEN/pay US$)	(YEN) 30,000	$ 251	$ 4

At December 31, 2004, we had the following foreign currency contracts outstanding (in thousands):

	Contract Amount (Local Currency)	Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP") (contracts to receive GBP/pay US$)	(GBP) 780	$1,502	$ (1)
Euro ("EUR") (contracts to pay EUR/receive US$)	(EUR) 2,650	$3,527	$(88)
Japanese Yen ("YEN") (contracts to receive YEN/pay US$)	(YEN) 123,000	$1,168	$ 27

All derivatives are recorded on the balance sheet at fair value.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 651,971	$ 219,426
Short-term investments	129,356	144,195
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $2,973 in 2005 and $3,286 in 2004	16,721	14,501
Deferred tax assets, net, current portion	54,204	—
Prepaid expenses and other current assets	11,933	8,196
Total current assets	864,185	386,318
Equipment, software and leasehold improvements, at cost:		
Equipment and software	56,402	45,324
Leasehold improvements	27,964	25,015
Total equipment, software and leasehold improvements	84,366	70,339
Less accumulated depreciation and amortization	51,228	41,508
Net equipment, software and leasehold improvements	33,138	28,831
Restricted cash equivalents	17,300	20,151
Notes receivable from related parties	—	106
Equity investments	46,163	36,588
Other assets	2,397	2,908
Deferred tax assets, net, non-current portion	19,147	—
Goodwill, net	123,330	119,217
Other intangible assets, net of accumulated amortization of $9,850 in 2005 and $4,608 in 2004	7,337	8,383
Total assets	$1,112,997	$ 602,502
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,397	$ 10,219
Accrued and other liabilities	112,340	50,033
Deferred revenue, current portion	25,021	30,307
Accrued loss on excess office facilities and content agreement, current portion	4,623	8,160
Total current liabilities	153,381	98,719
Deferred revenue, non-current portion	276	548
Accrued loss on excess office facilities and content agreement, non-current portion	13,393	19,017
Deferred rent	4,018	3,413
Convertible debt	100,000	100,000
Other long-term liabilities	196	—
Total liabilities	271,264	221,697
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value Authorized 1,000,000 shares; issued and outstanding 166,037 shares in 2005 and 170,626 shares in 2004	166	171
Additional paid-in capital	805,067	668,752
Note receivable from shareholder	—	(10)
Deferred stock compensation	(19)	(147)
Accumulated other comprehensive income	26,724	14,589
Retained earnings (deficit)	9,795	(302,550)
Total shareholders' equity	841,733	380,805
Total liabilities and shareholders' equity	$1,112,997	$ 602,502

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net revenue (A)	$ 325,059	$266,719	$202,377
Cost of revenue (B)	98,249	92,207	68,343
Loss on content agreement	—	4,938	—
Gross profit	226,810	169,574	134,034
Operating expenses:			
Research and development (excluding non-cash stock-based compensation, included below, of $100 for 2005, $459 for 2004, and $967 for 2003)	70,631	51,607	46,763
Sales and marketing	130,515	96,779	77,335
General and administrative (excluding non-cash stock-based compensation, included below, of $28 for 2005, $236 for 2004 and $153 for 2003)	50,669	31,302	21,007
Loss on excess office facilities	—	866	7,098
Stock-based compensation	128	695	1,120
Subtotal operating expenses	251,943	181,249	153,323
Antitrust litigation expenses (benefit), net	(422,500)	11,048	1,574
Total operating expenses (benefit)	(170,557)	192,297	154,897
Operating income (loss)	397,367	(22,723)	(20,863)
Other income (expense):			
Interest income, net	14,511	4,452	4,251
Equity in net loss of MusicNet	(1,068)	(4,351)	(5,378)
Impairment of equity investments	(266)	(450)	(424)
Gain on sale of equity investments	19,330	—	—
Other income (expense)	(331)	597	1,107
Other income (expense), net	32,176	248	(444)
Net income (loss) before income taxes	429,543	(22,475)	(21,307)
Income tax provision	(117,198)	(522)	(144)
Net income (loss)	$ 312,345	$(22,997)	$(21,451)
Basic net income (loss) per share	$ 1.84	$ (0.14)	$ (0.13)
Diluted net income (loss) per share	$ 1.70	$ (0.14)	$ (0.13)
Shares used to compute basic net income (loss) per share	169,986	168,907	160,309
Shares used to compute diluted net income (loss) per share	184,161	168,907	160,309
Comprehensive income (loss):			
Net income (loss)	$ 312,345	$(22,997)	$(21,451)
Unrealized gain (loss) on investments:			
Unrealized holding gains, net of tax	17,864	7,557	8,035
Adjustments for gains reclassified to net income (loss)	(4,052)	(53)	(56)
Foreign currency translation losses	(1,677)	(99)	259
Comprehensive income (loss)	$ 324,480	$(15,592)	$(13,213)
(A) Components of net revenue:			
License fees	$ 80,785	$ 71,706	$ 61,970
Service revenue	244,274	195,013	140,407
	$ 325,059	$266,719	$202,377
(B) Components of cost of revenue:			
License fees	$ 33,770	$ 28,206	$ 9,917
Service revenue	64,479	64,001	58,426
	$ 98,249	$ 92,207	$ 68,343

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 312,345	$ (22,997)	$ (21,451)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of stock-based compensation	128	695	1,120
Depreciation and amortization of equipment, leasehold improvements and other intangible assets	16,243	14,643	11,250
Impairment of equity investments	266	450	424
Equity in net losses of equity method investments	1,068	4,351	5,378
Gain on sale of equity investments	(19,330)	(561)	(824)
Accrued loss on excess office facilities	(6,244)	(4,799)	3,009
Accrued loss on content agreement	(2,917)	2,917	—
Deferred income taxes	107,208	—	—
Other	804	1,592	381
Changes in certain assets and liabilities, net of balances from businesses acquired during the year:			
Trade accounts receivable	(1,479)	(3,314)	(4,267)
Prepaid expenses and other current assets	(3,409)	1,258	164
Accounts payable	44	3,577	(1,024)
Accrued and other liabilities	59,826	12,810	5,700
Deferred revenue	(3,800)	(3,599)	(8,649)
Net cash provided by (used in) operating activities	460,753	7,023	(8,789)
Cash flows from investing activities:			
Purchases of equipment and leasehold improvements	(13,782)	(10,018)	(9,065)
Purchases of short-term investments	(153,491)	(293,560)	(311,367)
Sales and maturities of short-term investments	168,358	324,512	322,742
Additions to and purchases of long-term equity investments	—	—	(3,266)
Purchases of intangible and other assets	(1,125)	(4,839)	—
Proceeds from repayments of notes receivable	—	—	85
Decrease (increase) in restricted cash equivalents	2,851	(198)	(2,488)
Proceeds from sale of long-term equity investments	19,530	572	1,237
Purchases of cost based investments	(647)	—	—
Payment of acquisition costs, net of cash acquired	(14,705)	(10,477)	(20,257)
Net cash provided by (used in) investing activities	6,989	5,992	(22,379)
Cash flows from financing activities:			
Proceeds from sale of convertible debt, net of offering costs of $3,037	—	—	96,963
Net proceeds from sales of common stock and exercise of stock options and warrants	20,361	8,489	10,166
Repayment of long-term note payable	(648)	—	—
Repurchase of common stock	(54,321)	—	—
Net cash provided by (used in) financing activities	(34,608)	8,489	107,129
Effect of exchange rate changes on cash	(589)	(106)	288
Net increase in cash and cash equivalents	432,545	21,398	76,249
Cash and cash equivalents at beginning of year	219,426	198,028	121,779
Cash and cash equivalents at end of year	$ 651,971	$ 219,426	$ 198,028
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 149	$ 415	$ 683
Supplemental disclosure of non-cash financing and investing activities:			
Common stock and options to purchase common stock issued in business combinations	$ —	$ 20,901	$ 19,376
Accrued acquisition costs and contingent consideration	$ —	$ —	$ 1,649
Payable for repurchase of common stock	$ 5,116	$ —	$ —

See accompanying notes to consolidated financial statements

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Notes Receivable from Shareholders	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount						
					(In thousands)			
Balances at December 31, 2002	157,681	$158	$609,833	$ —	$(1,070)	$(1,054)	$(258,102)	$349,765
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	2,715	2	10,164	—	—	—	—	10,166
Business combination	3,801	4	19,372	—	(670)	—	—	18,706
Notes receivable acquired in business combination	—	—	—	(83)	—	—	—	(83)
Amortization of deferred stock compensation	—	—	—	—	1,120	—	—	1,120
Repayment of notes receivable from shareholders	—	—	—	25	—	—	—	25
Unrealized gain on investments, net of tax	—	—	—	—	—	8,035	—	8,035
Adjustments for gains reclassified to net loss	—	—	—	—	—	(56)	—	(56)
Translation adjustment	—	—	—	—	—	259	—	259
Net loss	—	—	—	—	—	—	(21,451)	(21,451)
Balances at December 31, 2003	164,197	164	639,369	(58)	(620)	7,184	(279,553)	366,486
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	3,423	4	8,485	—	—	—	—	8,489
Business combination	3,007	3	20,898	—	(222)	—	—	20,679
Notes receivable retired	(8)	—	(41)	48	—	—	—	7
Amortization of deferred stock compensation	—	—	—	—	695	—	—	695
Shares issued for Director payment	7	—	41	—	—	—	—	41
Unrealized gain on investments, net of tax	—	—	—	—	—	7,557	—	7,557
Adjustments for gains reclassified to net loss	—	—	—	—	—	(53)	—	(53)
Translation adjustment	—	—	—	—	—	(99)	—	(99)
Net loss	—	—	—	—	—	—	(22,997)	(22,997)
Balances at December 31, 2004	170,626	171	668,752	(10)	(147)	14,589	(302,550)	380,805
Common stock issued for:								
Exercise of options and Employee Stock Purchase Plan	4,056	3	20,358	—	—	—	—	20,361
Common shares repurchased	(8,642)	(8)	(54,313)	—	—	—	—	(54,321)
Notes receivable retired	(18)	—	(26)	10	—	—	—	(16)
Amortization of deferred stock compensation	—	—	—	—	128	—	—	128
Shares issued for Director payment	15	—	91	—	—	—	—	91
Unrealized gain on investments, net of tax	—	—	—	—	—	17,864	—	17,864
Adjustments for gains reclassified to net income	—	—	—	—	—	(4,052)	—	(4,052)
Translation adjustment	—	—	—	—	—	(1,677)	—	(1,677)
Net deferred tax adjustment	—	—	170,205	—	—	—	—	170,205
Net income	—	—	—	—	—	—	312,345	312,345
Balances at December 31, 2005	166,037	$166	$805,067	$ —	$ (19)	$26,724	$ 9,795	$841,733

See accompanying notes to consolidated financial statements

Note 1. Description of Business and Summary of Significant Accounting Policies

A. *Description of Business.* RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including its limited history of certain of its product and service offerings and its limited history of offering premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

B. *Basis of Presentation.* The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current year presentation.

C. *Cash, Cash Equivalents, Short-Term Investments and Marketable Equity Securities.* The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is a determinable fair market value and there are no restrictions on the Company's ability to sell within the next 12 months. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income (expense). The cost basis for determining realized gains and losses on available-for-sale securities is determined using the specific identification method.

D. *Other Investments.* The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence and the related securities do not have a quoted market price.

The Company's investment in MusicNet, Inc. (MusicNet) was accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of MusicNet's earnings or net loss was included in the Company's consolidated operating results. Because the Company had loaned MusicNet funds and based on the nature of the loans, the Company concluded the loans represent in-substance common stock. Therefore, the Company recorded more than its relative ownership share of MusicNet's net losses.

E. *Fair Value of Financial Instruments.* At December 31, 2005, the Company had the following financial instruments: cash and cash equivalents, investments, accounts receivable, accounts payable, accrued liabilities and convertible debt. The carrying value of cash and cash equivalents, investments, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The fair value of convertible debt, which has a carrying value of $100 million, was approximately $97.2 million and $99.1 million at December 31, 2005 and 2004, respectively.

F. *Revenue Recognition.* The Company recognizes revenue in connection with its software products pursuant to the requirements of Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), as amended by Statement of Position No. 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." Some of the Company's software arrangements include consulting implementation services sold separately under consulting engagement contracts. Consulting revenue from

these arrangements is generally accounted for separately from new software license revenue because the arrangements qualify as service transactions as defined in SOP 97-2. Revenue for consulting services is generally recognized as the services are performed.

If the Company provides consulting services that are considered essential to the functionality of the software products, both the software product revenue and services revenue are recognized under contract accounting in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue from these arrangements is recognized under the percentage of completion method based on the ratio of direct labor hours incurred-to-date to total projected labor hours.

For transactions not falling under the scope of SOP 97-2, the Company's revenue recognition policies are in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, "Revenue Recognition," and the FASB's Emerging Issues Task Force Issue No. 00-21. SAB 104 was issued on December 17, 2003 and supercedes SAB 101, "Revenue Recognition." The adoption of SAB 104 did not materially affect the Company's revenue recognition policies, its results of operations, financial position or cash flows.

Revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. If at the outset of the customer arrangement, the Company determines that the arrangement fee is not fixed or determinable or that collectibility is not probable, the Company defers the revenue and recognizes the revenue when the arrangement fee becomes due and payable or as cash is received when collectibility concerns exist.

For multiple element arrangements when Company-specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, the Company recognizes revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, the Company defers revenue for the fair value of its undelivered elements such as consulting services and product support and upgrades, and recognizes the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. If specific objective evidence does not exist for an undelivered element in a software arrangement, which may include distribution or other term-based arrangements in which the license fee includes support during the arrangement term, revenue is recognized over the term of the support period commencing upon delivery of the Company's technology to the customer. For software license fees in single element arrangements such as consumer software sales and music copying or "burning," revenue recognition typically occurs when the product is made available to the customer for download or when products are shipped to the customer, or in the case of music burns, when the burn occurs.

Revenue from software license agreements with original equipment manufacturers (OEM) is recognized when the OEM delivers its product incorporating the Company's software to the end user. In the case of prepayments received from an OEM, the Company generally recognizes revenue based on the actual products sold by the OEM. If the Company provides ongoing support to the OEM in the form of future upgrades, enhancements or other services over the term of the contract, revenue is generally recognized ratably over the term of the contract.

Service revenue includes payments under support and upgrade contracts, media subscription services, and fees from consulting services and streaming media content hosting. Support and upgrade revenue is recognized ratably over the term of the contract, which typically is twelve months. Media subscription

service revenue is recognized ratably over the period that services are provided, which is generally one to twelve months. Other service revenues are recognized when the services are performed.

Fees generated from advertising appearing on the Company's websites, and from advertising included in the Company's products, are recognized as revenue over the terms of the contracts. The Company may guarantee a minimum number of advertising impressions, click-throughs or other criteria on the Company's websites or products for a specified period. The Company recognizes the corresponding revenue as the delivery of the advertising occurs.

G. *Research and Development.* Costs incurred in research and development are expensed as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

H. *Stock-Based Compensation.* The Company has elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, the Company accounts for stock-based compensation transactions with employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Options Issued to Employees," (APB 25) and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price. Compensation cost for awards to non-employees is based on the fair value of the awards in accordance with SFAS 123 and related interpretations.

The Company recognizes compensation cost related to fixed employee awards on an accelerated basis over the applicable vesting period using the methodology described in Financial Accounting Standards Board (FASB) Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

At December 31, 2005, the Company had six stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of APB 25 and related interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Net income (loss), as reported	$312,345	$(22,997)	$(21,451)
Stock-based employee compensation expense included in reported net income (loss)	128	695	1,120
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14,860)	(21,227)	(33,899)
Pro forma net income (loss)	$297,613	$(43,529)	$(54,230)
Net income (loss) per share:			
Basic — as reported	$ 1.84	$ (0.14)	$ (0.13)
Diluted — as reported	1.70	(0.26)	(0.34)
Basic — pro forma	1.75	(0.14)	(0.13)
Diluted — pro forma	1.62	(0.26)	(0.34)

I. *Advertising Expenses.* The Company expenses the cost of advertising and promoting its products as incurred. Such costs are included in sales and marketing expense and totaled $40.0 million in 2005, $13.0 million in 2004 and $6.2 million in 2003.

J. *Depreciation and Amortization.* Depreciation and amortization of equipment, software and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets, generally three years, or the lease term. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Useful Life
Computer equipment and software	3 years
Office furniture and equipment	3 years
Leasehold improvements	2 to 10 years

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $10.3 million, $9.8 million and $10.4 million, respectively.

K. *Income Taxes.* The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

L. *Trade Accounts Receivable.* Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectibility. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2005, no one customer accounted for more than 10% of total trade accounts receivable. As of December 31, 2004 and 2003, one international customer accounted for approximately 12% and 20%, respectively, of the total trade accounts receivable.

M. *Derivative Financial Instruments.* The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the

Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in other comprehensive income until the hedged item is recognized in results of operations.

The following foreign currency contracts were outstanding and recorded at fair value (in thousands):

December 31, 2005	Contract Amount (Local Currency)	Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP") (contracts to receive GBP/pay US$)	(GBP) 1,000	$1,736	$(15)
Euro ("EUR") (contracts to pay EUR/receive US$)	(EUR) 1,260	$1,514	$ 23
Japanese Yen ("YEN") (contracts to receive YEN/pay US$)	(YEN) 30,000	$ 251	$ 4

December 31, 2004	Contract Amount (Local Currency)	Contract Amount (US Dollars)	Fair Value
British Pounds ("GBP") (contracts to receive GBP/pay US$)	(GBP) 780	$1,502	$ (1)
Euro ("EUR") (contracts to pay EUR/receive US$)	(EUR) 2,650	$3,527	$(88)
Japanese Yen ("YEN") (contracts to receive YEN/pay US$)	(YEN) 123,000	$1,168	$ 27

No derivative instruments which were designated as hedges for accounting purposes were outstanding at December 31, 2005 and 2004.

N. *Net Income (Loss) Per Share.* Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common and dilutive potential common shares outstanding during the period. As the Company had a net loss in 2004 and 2003, basic and diluted net loss per share are the same for those periods. Potentially dilutive securities outstanding were not included in the computation of diluted net loss per common share

Annual Report

because to do so would have been anti-dilutive. The share count used to compute basic and diluted net income (loss) per share is calculated as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Weighted average shares outstanding	169,986	169,056	160,580
Less restricted shares	—	149	271
Shares used to compute basic net income (loss) per share	169,986	168,907	160,309
Dilutive potential common shares:			
Stock options	3,425	—	—
Convertible debt	10,750	—	—
Shares used to compute diluted net income (loss) per share	184,161	168,907	160,309

Potentially dilutive securities for the year ended December 31, 2005 included options to purchase approximately 31.0 million common shares with a weighted average exercise price of $5.78 per share. Potentially dilutive securities for the year ended December 31, 2004 included options to purchase approximately 35.5 million common shares with a weighted average exercise price of $7.13 per share and approximately 10.8 million contingently issuable common shares related to convertible debt described in Note 10. Potentially dilutive securities for the year ended December 31, 2003 included options to purchase approximately 36.6 million common shares with a weighted average exercise price of $7.05 per share and approximately 10.8 million contingently issuable common shares related to convertible debt.

O. *Comprehensive Income (Loss).* The Company's comprehensive income (loss) for 2005, 2004 and 2003 consisted of net income (loss), unrealized gains (losses) on marketable securities and the gross amount of foreign currency translation gains (losses). The tax effect of the foreign currency translation gains (losses) and unrealized gains (losses) on investments has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2005	2004
Unrealized gains on investments, including taxes of $13,592 in 2005 and $16,916 in 2004	$28,717	$14,905
Foreign currency translation adjustments	(1,993)	(316)
	$26,724	$14,589

P. *Foreign Currency.* The Company considers the functional currency of its foreign subsidiaries to be the local currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. Income and expense accounts are translated into U.S. dollars using average rates of exchange. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2005, 2004 and 2003.

Q. *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

R. *Impairment of Long-Lived Assets.* SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale, and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

In accordance with SFAS 144, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

S. *Goodwill and Intangible Assets.* Goodwill represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired and liabilities assumed in business combinations accounted for under the purchase method. Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. Factors the Company considers important which could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In accordance with SFAS 142, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. The provisions of SFAS 142 require a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded. In the fourth quarters of 2005, 2004 and 2003, the Company performed a similar test to that described above in connection with its annual impairment test required under SFAS 142. In each period tested, the implied fair value of the reporting units exceeded their respective carrying amounts, which supported that goodwill was not impaired and no further testing was required.

T. *Reclassifications.* Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform to the 2005 presentation.

U. *New Accounting Pronouncements.* In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in an entity's statement of income. The Company adopted the provisions of SFAS 123R on January 1, 2006. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" (Note 1 (H)) for the pro forma net income (loss) and net income (loss) per share amounts, for the years ended

December 31, 2005, 2004 and 2003, as if the Company had applied the fair value recognition provisions of SFAS 123 to measure compensation expense for employee stock incentive awards. Upon adoption during the quarter ending March 31, 2006, the Company will recognize stock-based compensation using the modified prospective method and expects the adoption to have a material impact on the Company's consolidated financial statements.

Note 2. Cash and Cash Equivalents and Short-Term Investments

The Company considers all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value which is based on quoted market prices. The Company had net unrealized losses on short-term investments of approximately $0.3 million at December 31, 2005 and 2004. All short-term investments have remaining contractual maturities of two years or less.

The Company's cash, cash equivalents and short-term investments consist of the following (in thousands):

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 2,455	$—	$ —	$ 2,455
Money market mutual funds	587,256		—	587,256
Corporate notes & bonds	49,234	—	—	49,234
U.S. Government agency securities	13,026	—	—	13,026
Total cash and cash equivalents	651,971	—	—	651,971
Short-term investments:				
U.S. Government agency securities	129,658	—	(302)	129,356
Total short-term investments	129,658	—	(302)	129,356
Total cash, cash equivalents and short-term investments	$781,629	$—	$(302)	$781,327
Restricted cash equivalents	$ 17,300	$—	$ —	$ 17,300

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 4,613	$—	$ —	$ 4,613
Money market mutual funds	63,245		—	63,245
Corporate notes & bonds	74,806	—	—	74,806
U.S. Government agency securities	76,762	—	—	76,762
Total cash and cash equivalents	219,426	—	—	219,426
Short-term investments:				
U.S. Government agency securities	144,534	—	(339)	144,195
Total short-term investments	144,534	—	(339)	144,195
Total cash, cash equivalents and short-term investments	$363,960	$—	$(339)	$363,621
Restricted cash equivalents	$ 20,151	$—	$ —	$ 20,151

At December 31, 2005, restricted cash equivalents represent (a) cash equivalents pledged as collateral against a $10.0 million letter of credit in connection with a lease agreement for the Company's corporate headquarters and (b) cash equivalents pledged as collateral against a $7.3 million letter of credit with a bank which represents collateral on the lease of a building located near the Company's corporate headquarters.

Realized gains or losses on sales of available-for-sale securities for 2005, 2004 and 2003 were not significant.

As of December 31, 2005, the Company's short-term investments were invested in U.S. Government agency securities that were available-for-sale. The securities fair value at December 31, 2005 was approximately $129.4 and the gross unrealized loss related to these securities was approximately $0.3 million. The securities have been in a continuous unrealized loss position for less than twelve months.

Market values were determined for each individual security in the investment portfolio. The declines in value of these investments is primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2005 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$115,494	$115,195
Between one year and two years	14,164	14,161
Short-term investments	$129,658	$129,356

Note 3. Notes Receivable from Related Parties and Shareholder

Notes receivable from related parties are carried at the estimated net realizable value and consist of three cash loans made in 2000 by Listen.Com, Inc. (Listen), a company acquired by RealNetworks in 2003, to certain former officers of Listen. In September 2005, one note with an interest rate of 6.13% was satisfied. The remaining two notes receivable from a related party were due in February and April 2005

and bore interest rates of 6.46% and 6.60%, respectively. These two notes were satisfied in April 2005. No amounts remained outstanding related to these notes at December 31, 2005. The amount related to the three notes that were outstanding at December 31, 2004 was $0.1 million.

Note receivable from shareholder was carried at the net realizable value and consisted of a full recourse note issued as consideration for the exercise of Listen stock options by an individual that was an employee of the Company through December 2004 and was an employee of Listen on the date of issuance. The note bore interest at a rate of 5.28% and was due seven years from the date of issuance. The amount of the note receivable from shareholder that was outstanding at December 31, 2004 was not significant and was satisfied in March 2005. No amounts remained outstanding related to this note at December 31, 2005.

Note 4. Business Combinations: Goodwill & Intangible Assets

A. Business Combination in 2005.

On May 6, 2005, the Company acquired all of the outstanding securities of Mr. Goodliving Ltd. (Mr. Goodliving), in exchange for approximately $15.6 million in cash payments. Included in the purchase price is $0.5 million in estimated acquisition-related expenditures consisting primarily of professional fees. In addition, the Company may be obligated to pay up to $1.6 million over a four-year period to certain Mr. Goodliving employees in the form of a management incentive plan if certain performance criteria are achieved. Such amounts are not included in the aggregate purchase price and, to the extent earned, will be recorded as compensation expense over the related employment periods. The accrued compensation cost related to this plan was approximately $0.3 million for the year ended December 31, 2005 and is included in the consolidated balance sheet in accrued and other liabilities.

Mr. Goodliving is a developer and publisher of mobile games located in Helsinki, Finland. The Company believes that combining Mr. Goodliving's assets and distribution network with the Company's downloadable, PC-based games assets and distribution platform will enhance the Company's entry into the mobile games market. The results of Mr. Goodliving's operations are included in the Company's consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$15,089
Estimated direct acquisition costs	534
Total	$15,623

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective estimated fair values were determined by an independent third party appraisal at the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $12.2 million. Goodwill in the amount of $12.8 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the preliminary allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,624
Property and equipment	10
Technology/Games	1,460
Tradenames/Trademarks	400
Distributor/Customer Relationships	1,500
Goodwill	12,745
Current liabilities	(756)
Net deferred tax liabilities	(497)
Long-term notes payable	(863)
Net assets acquired	$15,623

Technology/Games have a weighted average estimated useful life of two years. Tradenames and trademarks have a weighted average estimated useful life of four years. Distributor and customer relationships have a weighted average estimated useful life of five years.

B. Business Combination in 2004.

In January 2004, the Company acquired all of the outstanding securities of GameHouse, Inc. (GameHouse) in exchange for approximately $9.1 million in cash payments, including an estimated future payment of $0.1 million to cover certain tax obligations of the selling shareholders, and 3.0 million shares and options to acquire 0.3 million shares of RealNetworks common stock valued at approximately $20.9 million. The value assigned to the stock portion of the purchase price was $6.40 per share based on the average closing price of RealNetworks' common stock for the five days beginning two days prior to and ending two days after January 26, 2004 (the date of the Agreement and Plan of Merger). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $0.4 million in acquisition-related expenditures consisting primarily of professional fees. Certain former GameHouse shareholders are eligible to receive up to $5.5 million over a four-year period, payable in cash or, at the Company's discretion, in RealNetworks common stock valued in that amount provided they remain employed by RealNetworks during such period. In addition, the Company may be obligated to pay up to $1.0 million over a four-year period to certain GameHouse employees in the form of a management incentive plan. Such amounts are not included in the aggregate purchase price and, to the extent earned, are being recorded as compensation expense over the related employment periods.

GameHouse is a developer, publisher and distributor of downloadable PC and mobile games. The Company believes that combining GameHouse's assets with RealNetworks' subscription games service and downloadable games distribution platform will strengthen the Company's position in the PC games market. The results of GameHouse's operations are included in RealNetworks' consolidated financial statements starting from the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$ 9,131
Fair value of RealNetworks common stock and options issued	20,901
Direct acquisition costs	350
Total	$30,382

The aggregate purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values by an independent third-party appraisal as summarized below. The respective estimated fair values were determined as of the acquisition date and resulted in excess purchase consideration over the net tangible and identifiable intangible assets acquired of $21.9 million. Goodwill in the amount of $21.9 million is not deductible for tax purposes. Pro forma results are not presented, as they are not material to the Company's overall financial statements.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 1,315
Property and equipment	82
Technology/Games	5,200
Tradename	1,600
Customer list	400
Goodwill	21,894
Current liabilities	(331)
Deferred stock compensation	222
Net assets acquired	$30,382

Technology/Games have a weighted average estimated useful life of two years. Tradename and customer list have a weighted average estimated useful life of four years.

C. Business Combination in 2003.

In August 2003, the Company acquired all of the outstanding securities of Listen in exchange for approximately $18.8 million in cash payments, including a $1.5 million payment made in January 2004 based on the achievement of a specified milestone, and 3.8 million shares and 0.4 million options to acquire shares of RealNetworks common stock valued at $19.4 million. The value assigned to the stock portion of the purchase price was $4.72 per share based on the average closing price of RealNetworks' common stock for the five days beginning two days prior to and ending two days after April 21, 2003 (the date of the Agreement and Plan of Merger and Reorganization). Options issued were valued based on the Black-Scholes options pricing model. Included in the purchase price is $0.7 million in acquisition-related expenditures consisting primarily of professional fees. In addition, as of the acquisition date, RealNetworks had invested $7.3 million in Listen in the form of convertible promissory notes that became a part of the purchase consideration. The cash balance at Listen on the acquisition date was $4.9 million. As part of the acquisition, a management incentive plan was established whereby certain employees of Listen could be entitled over a two-year period to receive payments in cash or stock having a value of up to $3.0 million.

Listen operated an on-demand and premium, commercial-free music subscription service for which it charged monthly subscription fees. It also provided its subscribers with the ability to copy or "burn" music to compact discs for which it charged a per-track fee. The Company believed that combining the services of Listen with the Company's digital music assets and distribution network would enable the Company to create a compelling digital music experience. The results of Listen's operations are included in the Company's consolidated financial statements since the date of acquisition.

A summary of the purchase price for the acquisition is as follows (in thousands):

Cash	$18,754
Fair value of RealNetworks common stock and options issued	19,376
Convertible notes receivable converted upon acquisition	7,300
Direct acquisition costs	735
Total	$46,165

The total purchase consideration has been allocated to the assets and liabilities acquired, including identifiable intangible assets, based on their respective estimated fair values as summarized below. The respective fair values were determined by an independent third party appraisal at the acquisition date. Goodwill in the amount of $37.4 million is not deductible for tax purposes.

A summary of the allocation of the purchase price is as follows (in thousands):

Current assets	$ 6,738
Property and equipment	1,435
Other assets	988
Tradenames	132
Patents	252
Subscriber and Distribution Agreements	346
Goodwill	37,400
Current liabilities	(1,879)
Shareholder notes receivable	83
Deferred stock compensation	670
Net assets acquired	$46,165

Tradenames and patents have a weighted average estimated useful life of one year and subscriber and distribution agreements have a weighted average estimated useful life of four years.

D. Goodwill and Intangible Assets.

Goodwill is the excess of the purchase price (including liabilities assumed and direct acquisition related costs) over the fair value of the tangible and identifiable intangible assets acquired through acquisitions of businesses.

Goodwill, net of accumulated amortization, changed during 2005 as follows:

Goodwill, net at December 31, 2004	$119,217
Acquisition of Mr. Goodliving	12,745
Deferred tax adjustment	(7,528)
Effects of foreign currency translation	(1,104)
Goodwill, net at December 31, 2005	$123,330

As of December 31, 2005, other intangible assets acquired in business combinations consisted of acquired technology, tradenames, patents, and subscriber and distribution agreements. Amortization expense related to these assets was $4.0 million, $3.6 million and $0.7 million in 2005, 2004 and 2003, respectively, and was $1.0 million and $0.4 million in 2005 and 2004, respectively, related to purchased

intangible assets. Amortization expense related to acquired and purchased intangible assets is estimated to be $2.9 million, $2.2 million, $1.3 million, $0.8 million and $0.2 million in 2006, 2007, 2008, 2009 and 2010, respectively.

Note 5. Equity Investments

RealNetworks has made minority equity investments for business and strategic purposes through the purchase of voting capital stock of companies. The Company's investments in publicly traded companies are available for sale, carried at current market value and are classified as long-term. The Company periodically evaluates whether declines in fair value, if any, of its investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. The Company also considers other factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, the Company considers similar qualitative and quantitative factors and also considers the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during 2005, the Company determined that an other-than-temporary decline in fair value had occurred in one of its privately-held investments, resulting in an impairment charge of $0.3 million to reflect changes in the fair value of the investment in the results of operations. Based upon an evaluation of the facts and circumstances during 2004, the Company determined that other-than-temporary declines in fair value had occurred in one of its privately-held investments resulting in an impairment charge of $0.5 million to reflect changes in the fair value of this investment in the results of operations. Based upon an evaluation of the facts and circumstances during 2003, the Company determined that other-than-temporary declines in fair value had occurred in two of its publicly traded investments resulting in impairment charges of $0.4 million to reflect changes in the fair value of these investments in the results of operations.

The effects of these impairments on cost and carrying value are incorporated into the values below. A summary of the investments is as follows (in thousands):

	December 31,	
	2005	2004
Privately held investments		
Cost	$12,500	$39,571
Carrying value	2,716	3,403
Publicly traded investments		
Cost	913	1,034
Carrying value	$43,447	$33,185

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2005, the Company owned marketable equity securities of J-Stream Inc., a Japanese media services company, representing approximately 10.6% of J-Stream's outstanding shares. These securities are accounted for by the Company as available-for-sale securities. The market value of these shares has increased from the Company's original cost of approximately $0.9 million, resulting in a carrying value of $43.4 million and $33.1 million at December 31, 2005 and 2004, respectively. The increase over the Company's cost basis, net of tax effects is $28.9 million and $15.2 million at December 31, 2005 and December 31, 2004, respectively, and is reflected as a component of accumulated other comprehensive income. The Company recently disposed of a portion of its investment in J-Stream, through open market trades, which resulted in net proceeds of approximately $11.9 million, for which the

Company recognized a gain, net of tax, of approximately $8.4 million during the year ended December 31, 2005. The disposition resulted in a tax expense and a related offset to accumulated other comprehensive income of $3.3 million during the year ended December 31, 2005. There were no similar gains or losses in 2004 or 2003. The disposition reduced the Company's ownership interest from approximately 13.5% to 10.6%. The market for J-Stream's shares is relatively limited and the share price is volatile. Although the carrying value of the Company's investment in J-Stream was approximately $43.4 million at December 31, 2005, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

Note 6. Investment in MusicNet

The Company's investment in MusicNet, a joint venture with several media companies to create a platform for online music subscription services, was accounted for under the equity method of accounting. On April 12, 2005, the Company disposed of all of its preferred shares and convertible notes in MusicNet to a private equity firm, Baker Capital, in connection with the sale of all of the capital stock of MusicNet. The Company received approximately $7.2 million of cash proceeds in connection with the closing of the transaction and received an additional $0.4 million in connection with the expiration of an escrow arrangement in August 2005. The Company also has the right to receive up to an additional $2.3 million in cash upon the expiration of an indemnity escrow arrangement which expires on the one-year anniversary of the transaction date.

The Company recorded in its statement of operations its equity share of MusicNet's net loss through the date of disposition, which was $1.1 million, $4.4 million and $5.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. For purposes of calculating the Company's equity in net loss of MusicNet, the convertible notes were treated on an "as if" converted basis due to the nature and terms of the convertible notes. As a result, the losses recorded by the Company represented approximately 36.1% of MusicNet's net losses through the date of disposition in 2005 and 36.1% and 36.9% for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2005, the Company no longer held an ownership interest in MusicNet. As of December 31, 2004, the Company's ownership interest in the outstanding shares of capital stock of MusicNet was approximately 24.9%. The Company recognized approximately $0.9 million, $0.7 million and $1.1 million of revenue in 2005, 2004 and 2003, respectively, related to license and services agreements with MusicNet.

Note 7. Accrued and Other Liabilities

The following table summarizes the Company's accrued and other liabilities (in thousands):

	December 31,	
	2005	2004
Employee compensation, commissions and benefits	$ 11,413	$11,133
Royalties and costs of sales and fulfillment	24,740	18,945
Legal fees and contingent legal fees	17,815	—
Sales, VAT and other taxes payable	16,562	4,307
Accrued charitable donations	15,401	—
Other	26,409	15,648
Total	$112,340	$50,033

Note 8. Loss on Excess Office Facilities and Content Agreement

In October 2000, the Company entered into a 10-year lease agreement for additional office space located near its corporate headquarters in Seattle, Washington. During 2001, the Company re-evaluated its

facilities requirements and, as a result, decided to permanently sublet all of this office space. The market for office space in Seattle has significantly declined from the date the Company entered into this lease. As a result, the Company recorded losses of $22.2 million during the year ended December 31, 2001. For the year ended December 31, 2001, these losses represented approximately $15.2 million of rent and operating expenses over the remaining life of the lease, net of expected sublease income of $38.1 million, and approximately $7.0 million for the write-down of leasehold improvements to their estimated fair value. The Company's estimates were based upon many factors including projections of sublease rates and the time period required to locate tenants. During the year ended December 31, 2002, the Seattle real estate market continued to display significant weakness, which was reflected in both increasing vacancy rates and declining rental rates. Based on discussions with prospective tenants, the Company concluded that the excess office facilities were not likely to be sublet at rates used in the original loss estimates. As a result, the Company recorded additional losses of $17.2 million during the year ended December 31, 2002. During 2003, the Company secured an additional tenant at a sublease rate lower than the rate used in previous loss estimates. As a result, the Company adjusted its estimates to reflect the lower lease rate and recorded an additional loss of $7.1 million. The loss estimate as of December 31, 2005 includes $12.5 million of expected future sublease income, which is committed under current sublease contracts. The Company did not identify any factors which caused it to revise its estimates during the years ended December 31, 2005 and 2004. The Company also recorded an accrual for estimated future losses on excess office facilities in its allocation of the Listen purchase price. The Company regularly evaluates the market for office space. If the market for such space declines further in future periods or if the Company is unable to sublease the space based on its current estimates, the Company may have to revise its estimates, which may result in additional losses on excess office facilities. Although the Company believes its estimates are reasonable, additional losses may result if actual experience differs from projections.

During the quarter ended September 30, 2004, the Company renegotiated its existing lease for the Company's headquarters building. In addition, the Company ceased use of approximately 16,000 square feet of office space, which was returned to the landlord in May 2005 in accordance with the amended lease agreement. The Company recorded a loss on excess office facilities of approximately $0.9 million related to the expensing of net leasehold improvements and rent for the period between October 1, 2004 and April 30, 2005 in connection with the excess space the Company vacated as of September 30, 2004.

During the quarter ended March 31, 2004, the Company cancelled a content licensing agreement with one of its content partners. Under the terms of the cancellation agreement, the Company gave up rights to use the content and ceased using the content in any of its products or services as of March 31, 2004. The resulting expense of $4.9 million represents the estimated fair value of payments to be made in accordance with the terms of the cancellation agreement.

A summary of activity for the accrued loss on excess office facilities and content agreement is as follows (in thousands):

Accrued loss at December 31, 2002	$25,935
Revisions to estimates in accrued loss on excess office facilities in 2003	7,098
Accrued loss related to Listen	115
Less amounts paid on accrued loss on excess office facilities in 2003, net of sublease income	(4,089)
Accrued loss at December 31, 2003	29,059
Less amounts paid on accrued loss on excess office facilities in 2004, net of sublease income	(4,925)
Accrued loss on excess office facilities in 2004	126
Loss on content agreement initially recorded in 2004	4,938
Less amounts paid on content agreement in 2004, net of interest expense	(2,021)
Accrued loss at December 31, 2004	27,177
Less amounts paid on accrued loss on excess office facilities in 2005, net of sublease income	(6,244)
Less amounts paid on content agreement in 2005, net of interest expense	(2,917)
Accrued loss at December 31, 2005	$18,016

Note 9. Convertible Debt

During 2003, the Company issued $100 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes are subordinated to any Company senior debt, and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes are convertible into shares of the Company's common stock based on an initial effective conversion price of approximately $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. On or after July 1, 2008, the Company has the option to redeem all or a portion of the notes that have not been previously purchased, repurchased or converted, in exchange for cash at 100% of the principal amount of the notes. The purchaser may require the Company to purchase all or a portion of its notes in cash on July 1, 2008 at 100% of the principal amount of the notes. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and are being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amount of $0.6 million, $0.6 million and $0.3 million is recorded in interest income, net for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 10. Shareholders' Equity

A. *Preferred Stock.* Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

B. *Shareholder Rights Plan.* On October 16, 1998, the Company's board of directors declared a dividend of one preferred share purchase right (Right) in connection with its adoption of a Shareholder Rights Plan dated December 4, 1998, for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the acquisition by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). After the Distribution Date, each Right will entitle the holder to purchase for $37.50 (Exercise Price), a fraction of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.0025 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 4, 2008.

C. *Equity Compensation Plans.* The Company has six equity compensation plans (Plans) to compensate employees and Directors for past and future services and has reserved approximately 89.1 million shares of common stock for option grants under the Plans. Generally, options vest based on continuous employment, over a four or five-year period. The options expire in either seven, ten or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

A summary of stock option related activity is as follows:

	Shares Available for Grant in (000's)	Options Outstanding: Number of Shares in (000's)	Options Outstanding: Weighted Average Exercise Price	Weighted Average Fair Value-Grants
Balance at December 31, 2002	17,198	34,587	$7.23	
Options granted at or above common stock price	(9,122)	9,122	5.70	$3.27
Options granted below common stock price	(377)	377	1.81	4.03
Options exercised	—	(2,352)	3.72	
Options canceled	5,090	(5,090)	7.01	
Balance at December 31, 2003	12,789	36,644	7.05	
Options granted at or above common stock price	(9,130)	9,130	5.78	2.78
Options granted below common stock price	(321)	321	1.32	4.40
Options exercised	—	(3,103)	2.20	
Options canceled	7,515	(7,515)	6.90	
Balance at December 31, 2004	10,853	35,477	7.13	
Additional options authorized, net of retired shares	4,257	—	—	
Options granted at or above common stock price	(10,633)	10,633	5.87	2.57
Options exercised	—	(3,631)	5.14	
Options canceled	6,857	(6,857)	7.03	
Balance at December 31, 2005	11,334	35,622	$6.95	

The fair value of options granted was determined using the Black-Scholes model. The following weighted average assumptions were used to perform the calculations:

	Years Ended December 31, 2005	2004	2003
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.76%	2.54%	2.13%
Expected life (years)	4.4	4.4	4.2
Volatility	54%	59%	80%

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years) (in 000's)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
\$ 0.02 — \$ 4.85	4,088	14.78	\$ 3.40	2,544	\$ 2.96
\$ 4.86 — \$ 5.07	4,879	7.50	5.01	481	5.01
\$ 5.08 — \$ 5.76	4,118	16.06	5.42	572	5.49
\$ 5.78 — \$ 5.94	3,975	17.71	5.90	1,592	5.92
\$ 5.96 — \$ 6.35	4,208	17.46	6.12	1,647	6.11
\$ 6.37 — \$ 7.21	2,400	17.57	6.77	753	6.82
\$ 7.22 — \$ 7.22	6,119	15.67	7.22	5,923	7.22
\$ 7.24 — \$10.14	3,973	11.15	8.32	1,754	8.92
\$10.39 — \$46.19	1,862	13.94	23.82	1,805	24.20
	35,622	14.47	\$ 6.95	17,071	\$ 8.19

At December 31, 2004, there were approximately 18.9 million exercisable options outstanding with a weighted average exercise price of \$8.18. At December 31, 2003, there were approximately 19.5 million exercisable options outstanding with a weighted average exercise price of \$7.73.

D. *Employee Stock Purchase Plan.* Effective January 1998, the Company adopted an Employee Stock Purchase Plan (ESPP) and has reserved four million shares of common stock for issuance under the ESPP. Under the ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. There were approximately 0.4 million, 0.3 million and 0.4 million shares purchased under the ESPP during 2005, 2004 and 2003, respectively. The weighted average fair value of the employee stock purchase rights was \$3.14, \$1.95 and \$2.22 in 2005, 2004 and 2003, respectively. The following weighted average assumptions were used to perform the calculation:

	Years Ended December 31,		
	2005	2004	2003
Expected dividend yield	0%	0%	0%
Risk-free interest rate	2.69%	2.29%	1.13%
Expected life (years)	0.5	0.5	0.5
Volatility	54%	61%	70%

E. *Repurchase of Common Stock.* In September 2001, the Company announced a share repurchase program to repurchase of up to an aggregate of \$50 million of its outstanding common stock. The Company repurchased approximately 9.1 million shares of its common stock at an average cost of \$4.64 per share for an aggregate value of \$42.4 million from the inception of the September 2001 program through August 2005. There were no repurchases during 2005 or 2004 related to the September 2001 repurchase program. In August 2005, the Company's Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of \$75 million of the Company's outstanding common stock, which replaced the September 2001 program. In November 2005, the Company's Board of Directors authorized a new share repurchase program for the repurchase of up to an aggregate of \$100 million of the Company's outstanding common stock, which replaced the August 2005 repurchase

program. The repurchases may be made from time to time, depending on market conditions, share price and other factors. Repurchases may be made in the open market or through private transactions, in accordance with Securities and Exchange Commission requirements. The Company entered into a Rule 10(b)5-1 plan designed to facilitate the repurchase of the authorized repurchase amount. In addition, the repurchase program does not require RealNetworks to acquire a specific number of shares and may be terminated under certain conditions. During 2005, under the August 2005 repurchase program the Company repurchased approximately 5.8 million shares at an average cost of $5.36 for an aggregate value of approximately $31.0 million and under the November 2005 repurchase program the Company repurchased approximately 2.8 million shares at an average cost of $8.16 per share for an aggregate value of approximately $23.3 million. At December 31, 2005, the remaining amount authorized under the November 2005 repurchase program was approximately $76.6 million.

Note 11. Income Taxes

The components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
U.S. operations	$430,549	$(24,300)	$(22,318)
Foreign operations	(1,006)	1,825	1,011
	$429,543	$(22,475)	$(21,307)

The components of income tax expense are as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Current:			
U.S. Federal	$ 8,055	$ —	$ —
State and local	1,362	—	(130)
Foreign	549	522	274
Total current	9,966	522	144
Deferred:			
U.S. Federal	106,981	—	—
State and local	748	—	—
Foreign	(497)	—	—
Total deferred	$107,232	$ —	$ —
Total income tax expense	$117,198	$522	$ 144

Income tax expense (benefit) differs from "expected" income tax expense (benefit) (computed by applying the U.S. Federal income tax rate of 35 percent in 2005, 2004 and 2003) as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
US federal tax expense (benefit) at statutory rate	$150,340	$(7,866)	$(7,457)
State taxes, net of federal benefit	3,497	—	—
Change in valuation allowance for deferred tax assets	(41,993)	10,409	9,747
Other	5,354	(2,021)	(2,146)
	$117,198	$ 522	$ 144

The tax effects of temporary differences and operating loss carryforwards that give rise to significant portions of net deferred tax assets are comprised of the following (in thousands):

	December 31,	
	2005	2004
Deferred tax assets		
Net operating loss carryforwards	$ 65,884	$ 199,096
State net operating loss carryforwards	5,072	7,158
Foreign net operating loss carryforwards	882	—
Research and development credit carry forwards	7,084	19,069
Alternative minimum tax (AMT) carryforwards	8,055	—
Accrual for loss on excess office facilities, not currently taken for tax purposes	6,547	8,704
Deferred revenue	2,727	2,471
Tax benefit of MusicNet loss	—	7,136
Net unrealized loss on investments	9,757	11,861
Capital loss carryforwards	1,804	5,030
Deferred expenses	13,366	5,613
Other	6,155	4,786
Gross deferred tax assets	127,333	270,924
Less valuation allowance	(36,250)	(256,628)
	91,083	14,296
Deferred tax liabilities		
Prepaid expenses	(2,242)	(2,376)
Net unrealized gains on investments	(15,490)	(11,920)
Net deferred tax assets	$ 73,351	$ —

Income taxes currently payable at December 31, 2005 were approximately $9.5 million. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. Based on an evaluation of expected future taxable income in 2006 and 2007 related primarily to the Company's settlement with Microsoft Corporation (outlined in Note 13C), the Company determined it is

more likely than not that certain deferred tax assets will be realized and therefore reversed the related valuation allowance on these assets in the fourth quarter of 2005. The Company has continued to provide a valuation allowance on the deferred tax assets that the Company has determined will more likely than not remain unutilized.

The valuation allowance for deferred tax assets increased (decreased) by ($220.4) million, $10.4 million and $22.9 million for 2005, 2004 and 2003, respectively. During 2005, $7.5 million of the reduction was recorded to goodwill due to the release of valuation allowance on net operating losses from acquired subsidiaries. In addition, a credit of $170.2 million was recorded to additional paid-in-capital during 2005 to reflect the use of net operating losses derived from the benefit of stock option exercises for tax purposes. Of the remaining release of valuation allowance in 2005, approximately $42.0 million was reflected in the Company's consolidated statement of operations.

The Company's net operating loss carryforwards totaled $188.2 million and $591.0 million at December 31, 2005 and 2004, respectively. These net operating loss carryforwards begin to expire between 2010 and 2024. In addition, utilization of these net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. Of the total net operating losses, approximately $48.1 million relate to net operating loss carryforwards from acquired subsidiaries that are limited under Internal Revenue Code Section 382. In the event that the Company generates taxable income to utilize these net operating loss carryforwards, goodwill will be reduced by approximately $8.9 million. The Company has $7.1 million of research and development credit carryforwards which will expire between 2010 and 2023.

The Company has not provided for U.S. deferred income taxes or withholding taxes on non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the United States. If these amounts were distributed to the United States, in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes. The determination of the amount of unrecognized deferred tax income tax liabilities on these earnings is not practicable.

Note 12. Segment Information

Prior to 2004, the Company operated in one business segment: media delivery. The Company began measuring its business by segments beginning in the quarter ended March 31, 2004, and now operates in two business segments: Consumer Products and Services and Business Products and Services, for which the Company receives revenue from its customers. Since the Company began measuring its business by segments beginning in the quarter ended March 31, 2004, comparable results of segment profit and loss for 2003 are not presented, as they are not available. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which is comprised of the Company's Chief Executive Officer, Chief Financial Officer, Executive Vice President, and Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Consumer Products and Services and Business Products and Services and, therefore, the Company reports these as operating segments as defined by Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131).

The Company's customers consist primarily of end users located in the United States and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
United States	$249,855	$202,574	$147,613
Europe	44,867	40,222	32,106
Asia	27,916	21,439	19,811
Rest of the world	2,421	2,484	2,847
Total net revenue	$325,059	$266,719	$202,377

The Company's segment revenue is defined as follows:

- Consumer Products and Services, which primarily includes revenue from: digital media subscription services such as Rhapsody, RadioPass, GamePass and SuperPass and stand-alone and add-on subscriptions; sales and distribution of third party software and services; sales of digital content such as music and games downloads; sales of premium versions of our RealPlayer and related products; and advertising. These products and services are sold and provided primarily through the Internet and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.
- Business Products and Services, which primarily includes revenue from: sales of media delivery system software, including Helix system software and related authoring and publishing tools, both directly to customers and indirectly through original equipment manufacturer (OEM) channels; support and maintenance services that we sell to customers who purchase our software products; broadcast hosting services; and consulting services we offer to our customers. These products and services are primarily sold to corporate customers.

Revenue from external customers by product type is as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Consumer Products and Services	$279,964	$218,343	$144,114
Business Products and Services	45,095	48,376	58,263
Total net revenue	$325,059	$266,719	$202,377

Consumer Products and Services revenue is comprised of the following (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Music	$ 97,524	$ 65,186	$ 15,093
Video, consumer software and other	95,019	96,792	108,644
Games	56,277	34,535	12,162
Media properties	31,144	21,830	8,215
Total Consumer Products and Services revenue	$279,964	$218,343	$144,114

Long-lived assets, consisting of equipment and leasehold improvements, goodwill, and other intangible assets, by geographic location are as follows (in thousands):

	December 31, 2005	December 31, 2004
United States	$149,247	$155,844
Europe	14,256	176
Asia/Rest of the world	302	411
Total	$163,805	$156,431

At December 31, 2005, net assets in Europe and Asia and the rest of the world were $14.6 million and $0.6 million, respectively.

Goodwill, net is assigned to the Company's segments as follows (in thousands):

	December 31, 2005	December 31, 2004
Consumer Products and Services	$117,340	$111,402
Business Products and Services	5,990	7,815
Total goodwill, net	$123,330	$119,217

Reconciliation of segment operating income (loss) to net income (loss) before income taxes for the year ended December 31, 2005 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$279,964	$ 45,095	$ —	$325,059
Cost of revenue	90,104	8,145	—	98,249
Loss on content agreement	—	—	—	—
Gross profit	189,860	36,950	—	226,810
Loss on excess office facilities	—	—	—	—
Antitrust litigation expenses (benefit), net	—	—	(422,500)	(422,500)
Stock-based compensation	—	—	128	128
Other operating expenses	197,774	54,041	—	251,815
Operating income (loss)	(7,914)	(17,091)	422,372	397,367
Total non-operating expenses, net	—	—	32,176	32,176
Net income (loss) before income taxes	$ (7,914)	$(17,091)	$ 454,548	$429,543

Annual Report

Reconciliation of segment operating income (loss) to net income (loss) before income taxes for the year ended December 31, 2004 is as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Reconciling Amounts	Consolidated
Net revenue	$218,343	$ 48,376	$ —	$266,719
Cost of revenue	83,968	8,239	—	92,207
Loss on content agreement	4,938	—	—	4,938
Gross profit	129,437	40,137	—	169,574
Loss on excess office facilities	—	—	866	866
Antitrust litigation expenses	—	—	11,048	11,048
Stock-based compensation	—	—	695	695
Other operating expenses	128,604	51,084	—	179,688
Operating income (loss)	833	(10,947)	(12,609)	(22,723)
Total non-operating expenses, net	—	—	248	248
Net income (loss) before income taxes	$ 833	$(10,947)	$(12,361)	$(22,475)

Operating expenses of both Consumer Products and Services and Business Products and Services include costs directly attributable to those segments and an allocation of general and administrative expenses and other corporate overhead costs. General and administrative and other corporate overhead costs are allocated to the segments and are generally based on the relative head count of each segment. The accounting policies used to derive segment results are generally the same as those described in Note 1.

The Company was able to identify historical information for segment cost of revenue and as a result presents net revenue and cost of revenue by segment for the year ended December 31, 2003 as follows (in thousands):

	Consumer Products and Services	Business Products and Services	Consolidated
Net revenue	$144,114	$58,263	$202,377
Cost of revenue	60,726	7,617	68,343
Gross profit	$ 83,388	$50,646	$134,034

Note 13. Commitments and Contingencies

A. *Commitments.* The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases its office facilities under terms of operating lease agreements expiring through September 2014. The Company also has other contractual obligations

expiring over varying time periods into the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2006	$ 11,599	$ 5,476	$ 17,075
2007	11,390	2,512	13,902
2008	11,392	2,330	13,722
2009	11,730	2,330	14,060
2010	10,335	2,330	12,665
Thereafter	25,512	—	25,512
Total minimum payments	81,958	14,978	96,936
Less future minimum payments under subleases	(12,483)	—	(12,483)
Net	$ 69,475	$14,978	$ 84,453

Of the total net office lease commitments, $18.0 million is recorded in accrued loss on excess office facilities and content agreement at December 31, 2005. Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In May 2005, the Company entered into a purchase agreement with a third party vendor to acquire certain products and services. The Company was to be invoiced for the products and services at the time of receipt by the vendor. During the quarter ended December 31, 2005, the Company decided to cancel the purchase agreement. As a result, the Company recorded a loss of approximately $8.5 million during the quarter ended December 31, 2005 in order to reflect the products and services that have been delivered or to which the Company has committed at their net realizable value.

Rent expense was $7.6 million in 2005, $7.4 million in 2004, and $6.4 million in 2003.

B. *401(k) Retirement Savings Plan.* The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. In 2005, the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation. The Company contributed approximately $0.5 million in 2005 as employee matching contributions. The Company did not make matching contributions during 2004 or 2003. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

C. *Litigation*

In December 2003, the Company filed suit against Microsoft Corporation in the U.S. District Court for the Northern District of California, pursuant to U.S. and California antitrust laws. The Company alleged that Microsoft has illegally used its monopoly power to restrict competition, limit consumer choice and attempt to monopolize the field of digital media. On October 11, 2005, the Company and Microsoft entered into a settlement agreement pursuant to which the Company agreed to settle all antitrust disputes worldwide with Microsoft, including the United States litigation. Upon settlement of the legal disputes, the Company and Microsoft entered into two commercial agreements that provide for collaboration in digital music and casual games. The combined contractual payments related to the settlement agreement and the two commercial agreements to be made by Microsoft to the Company over the terms of the agreements is approximately $761.0 million. Microsoft agreed to pay the Company $460.0 million to settle all claims.

Under the music and games agreements, Microsoft is scheduled to pay the Company $301.0 million in cash and provide services over 18 months in support of the Company's music and games activities. Microsoft can earn credits at pre-determined market rates for Rhapsody subscribers and Rhapsody 25 users delivered to the Company through Microsoft's MSN network of websites, to be netted against the quarterly contractual payments in the music agreement. As of December 31, 2005, Microsoft had paid the Company $478.0 million under the agreements for which the Company recorded a gain that is included in Antitrust litigation expenses (benefit), net in the statement of operations and comprehensive income (loss).

In June 2003, a lawsuit was filed against the Company and Listen in federal district court for the Northern District of Illinois by Friskit, Inc. (Friskit), alleging that certain features of the Company's and Listen's products and services willfully infringe certain patents relating to allowing users "to search for streaming media files, to create custom playlists, and to listen to the streaming media file sequentially and continuously." Friskit seeks to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The Company has filed its answer and a counterclaim against Friskit challenging the validity of the patents at issue. The trial court has also granted the Company's motion to transfer the action to the Northern District of California. The Company disputes Friskit's allegations in this action and intends to vigorously defend itself.

In July 2002, a lawsuit was filed against the Company in federal court in Boston, Massachusetts by Ethos Technologies, Inc. (Ethos), alleging that the Company willfully infringes certain patents relating to "the downloading of data from a server computer to a client computer." Ethos seeks to enjoin the Company from the alleged infringing activity and to recover treble damages from the alleged infringement. The Company has filed counterclaims against Ethos seeking a declaratory judgment that the patents at issue are invalid and unenforceable due to Ethos' inequitable conduct, as well as its recovery of damages for Ethos' infringement of a Company patent, and reasonable attorneys' fees and costs. The Company disputes Ethos' allegations in this action and intends to vigorously defend itself. The case has been scheduled for trial beginning in March 2006.

In August 2005, a lawsuit was filed against the Company in the U.S. District Court for the District of Maryland by Ho Keung Tse, an individual residing in Hong Kong. The suit alleges that certain of the Company's products and services infringe the plaintiff's patent relating to "the distribution of digital files, including sound tracks, music, video and executable software in a manner which restricts unauthorized use." The plaintiff seeks to enjoin the Company from the allegedly infringing activity and to recover treble damages for the alleged infringement. The Company has not yet been served with process in the suit. In October 2005, the Company's co-defendant moved to transfer the lawsuit from the District of Maryland to the Northern District of California. The Company disputes the plaintiff's allegations in the action and intends to vigorously defend itself.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business

practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 14. Guarantees

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 15. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2005 and 2004 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30	June 30	Mar. 31
2005					
Net revenue	$325,059	$ 83,568	$82,233	$82,686	$ 76,572
Gross profit	226,810	59,592	57,538	57,845	51,835
Operating income (loss)	397,367	402,384	(129)	(5,087)	199
Net income	312,345	295,640	11,182	4,709	814
Basic net income per share	1.84	1.76	0.07	0.03	0.00
Diluted net income per share	1.70	1.61	0.06	0.03	0.00
2004					
Net revenue	$266,719	$ 72,546	$68,310	$65,473	$ 60,390
Gross profit	169,574	48,621	43,524	43,738	33,691
Operating loss	(22,723)	(2,060)	(6,196)	(4,296)	(10,171)
Net loss	(22,997)	(972)	(6,969)	(4,618)	(10,438)
Basic and diluted net loss per share	(0.14)	(0.01)	(0.04)	(0.03)	(0.06)

The operating income and net income during the quarter ended December 31, 2005 increased as compared to the prior periods presented due primarily to the impact of the settlement and commercial agreements with Microsoft. For further discussion regarding these agreements, refer to Note 13C, *Litigation.*

In May 2005, the Company entered into a purchase agreement with a third party vendor to acquire certain products and services. The Company was to be invoiced for the products and services at the time of receipt by the vendor. During the quarter ended December 31, 2005, the Company decided to cancel the purchase agreement. As a result, the Company recorded a loss of approximately $8.5 million during the quarter ended December 31, 2005 in order to reflect the products and services that have been delivered, or to which the Company had committed, at their net realizable value.

Note 16. Subsequent Event

On January 31, 2006, the Company acquired all of the outstanding securities of Zylom Media Group B.V. (Zylom) in exchange for approximately $10.0 million in cash and up to an additional $11.0 million in cash, dependent on the attainment of certain financial targets. Included in the purchase price is approximately $0.2 million in estimated acquisition-related expenditures consisting primarily of professional fees.

Zylom is a distributor, developer and publisher of PC-based casual games, located in the Netherlands. The Company believes that combining Zylom's assets and distribution network with the Company's downloadable, PC-based games assets and distribution platform will enhance the Company's market position throughout Europe.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the index at Item 15 (a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9A, that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that RealNetworks, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
March 10, 2006

File ID v17789-i002_b.pdf Page 99

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act (1) is recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a — 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2005, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005. KPMG's attestation report regarding the effectiveness of management's assessment of internal controls over financial reporting is included herein.

Changes in Internal Control over Financial Reporting

The Company's management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III.

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this Item is contained in part in the sections captioned "Board of Directors-Nominees for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Contractual Arrangements" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for

RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 5, 2006, and such information is incorporated herein by reference.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Compensation and Benefits" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 5, 2006.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this Item is incorporated by reference to the information contained in the sections captioned "Voting Securities and Principal Holders" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 5, 2006.

Equity Compensation Plans

As of December 31, 2005, we had awards outstanding under six equity compensation plans. These plans include the RealNetworks, Inc. 2005 Stock Incentive Plan (the "2005 Plan"), the RealNetworks, Inc. 1995 Stock Option Plan (the "1995 Plan"), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (the "1996 Plan"), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (the "2000 Plan"), the RealNetworks, Inc. 2002 Director Stock Option Plan (the "2002 Plan") and the RealNetworks, Inc. Director Compensation Stock Plan (the "Director Stock Plan"). The 2005 Plan, the 1995 Plan, the 1996 Plan, the 2002 Plan and the Director Stock Plan have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan. Upon approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. As a result of the termination of these Plans, all equity awards granted subsequent to June 9, 2005 will be issued under the 2005 Plan.

The following table aggregates the data from our six plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weight-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	34,655,808	$6.88	11,333,875(1)
Equity compensation plans not approved by security holders	966,236	$9.52	—
Total	35,622,044	$6.97	11,333,875

(1) Includes shares available for future issuance under the Director Stock Plan which enables non-employee Directors of RealNetworks to receive all or a portion of their quarterly compensation for Board service in shares of RealNetworks Common Stock in lieu of cash. The number of shares of Common Stock to be issued in respect of quarterly fees payable to non-employee Directors is equal to the amount of such fees to be paid in shares of Common Stock, as elected by each non-member Director, divided by the market value of a share of Common Stock on the last business day of each calendar quarter.

File ID v17789-i002_b.pdf Page 97

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders-Certain Transactions" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 5, 2006.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Principal Accountant Fees and Services" of the Proxy Statement for RealNetworks' Annual Meeting of Shareholders scheduled to be held on or around June 5, 2006.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2005 and 2004

Consolidated Statements of Operations and Comprehensive Income (Loss) — Years Ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows — Years Ended December 31, 2005, 2004 and 2003

Consolidated Statements of Shareholders' Equity — Years Ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a) (2) **Financial Statement Schedules**

Schedule II: Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

(a) (3) **Index to Exhibits**

Exhibit Number	DESCRIPTION
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission on November 13, 1998)
3.3	Amendment No. 1 dated April 22, 2003 to Amended and Restated Bylaws of RealNetworks, Inc. Adopted July 16, 1998 (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
4.1	Shareholder Rights Plan dated as of December 4, 1998 between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G filed with the Securities and Exchange Commission on December 14, 1998)
4.2	Amendment No. 1 dated as of January 21, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on February 7, 2000)
4.3	Amendment No. 2 dated as of May 30, 2000 to Shareholder Rights Plan between RealNetworks, Inc. and Mellon Investor Services LLC (formerly Chase Mellon Shareholder Services, L.L.C.) (incorporated by reference from Exhibit 1 to RealNetworks' Registration Statement on Form 8-A12G/A filed with the Securities and Exchange Commission on June 8, 2000)
4.4	Third Amended and Restated Investors' Rights Agreement dated March 24, 1998 by and among RealNetworks, Inc. and certain shareholders of RealNetworks (incorporated by reference from Exhibit 10.16 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on March 30, 1998)
4.5	Indenture dated as of June 17, 2003 between RealNetworks, Inc. and U.S. Bank National Association, including the form of Zero Coupon Subordinated Note due 2010 included in Section 2.2 thereof (incorporated by reference from Exhibit 4.1 to RealNetworks' Amendment No. 1 to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 18, 2003)
4.6	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.4†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)

Exhibit Number	DESCRIPTION
10.5†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.6†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.7†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	RealNetworks, Inc. 1998 Employee Stock Purchase Plan, as amended and restated on December 15, 2005
10.9†	RealNetworks, Inc. Director Compensation Stock Plan (incorporated by reference from Exhibit 10.10 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
10.10†	RealNetworks, Inc. 2005 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2005)
10.11†	Form on Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan (Incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on for 8-K filed with the Securities and Exchange Commission on June 15, 2005)
10.12	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.13†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.14	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.15	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.16†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.17†	Offer Letter dated September 18, 2003 between RealNetworks, Inc. and Roy Goodman (incorporated by reference from Exhibit 10.15 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 10, 2005)
10.18†	Offer Letter dated December 8, 2005 between RealNetworks, Inc. and Dan Sheeran
10.19†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers
10.20†	Offer Letter dated April 2, 2004 between RealNetworks, Inc. and Sid Ferrales
10.21†	Agreement dated February 1, 2006 between RealNetworks, Inc. and Rob Glaser (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006)
10.22†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Bob Kimball

Exhibit Number	DESCRIPTION
10.23†	Agreement dated November 30, 2005 between RealNetworks, Inc. and Dan Sheeran
10.24*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Glaser, Chairman and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of the Agreement are subject to confidential treatment

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 15, 2006.

REALNETWORKS, INC.

By: /s/ ROBERT GLASER

Robert Glaser
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Glaser and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on March 15, 2006.

Signature	Title
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ JAMES W. BREYER James W. Breyer	Director
/s/ JEREMY JAECH Jeremy Jaech	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director

Annual Report

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

REALNETWORKS, INC. AND SUBSIDIARIES

Description	Balance at Beginning of Period	Additions Charged to Revenue and Expenses	Deductions	Balance at End of Period
	(In thousands)			
Year ended December 31, 2005:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	$1,145	$ 377	$ (182)	$1,340
Allowance for sales returns	2,141	6,560	(7,068)	1,633
Total	3,286	6,937	(7,250)	2,973
Year ended December 31, 2004:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	1,278	527	(660)	1,145
Allowance for sales returns	1,580	8,528	(7,967)	2,141
Total	2,858	9,055	(8,627)	3,286
Year ended December 31, 2003:				
Valuation accounts deducted from assets				
Allowance for doubtful accounts receivable	974	803	(499)	1,278
Allowance for sales returns	1,527	9,303	(9,250)	1,580
Total	$2,501	$10,106	$(9,749)	$2,858

Corporate Information

BOARD OF DIRECTORS

Rob Glaser
Chairman of the Board and Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive Officer, Benhamou Global Ventures

Edward Bleier
Retired President, Pay-TV, Warner Bros.

James Breyer
Partner, Accel Partners

Jeremy Jaech
Chief Executive Officer, Trumba Corporation

Jonathan D. Klein
Chief Executive Officer, Getty Images Inc.

Kalpana Raina
Executive Vice President, The Bank of New York

EXECUTIVE OFFICERS

Rob Glaser
Chairman and Chief Executive Officer

Michael Eggers
Senior Vice President, Chief Financial Officer and Treasurer

Savino R. (Sid) Ferrales
Senior Vice President, Human Resources

John Giamatteo
Executive Vice President, Worldwide Business Products and Services and International Operations

Robert Kimball
Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary

Michael Schutzler
Senior Vice President, Games Division and Advertising Operations

Daniel C. Sheeran
Senior Vice President, Music and Video

Carla Stratfold
Senior Vice President, North American Sales

Shareholder Information

SHAREHOLDER SERVICES & INVESTOR RELATIONS

Transfer Agent and Registrar
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

For Domestic Shareholders
(800) 522-6645

TDD for Hearing Impaired Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
http://melloninvestor.com/isd

Independent Auditors
KPMG LLP
Seattle, Washington

Corporate Headquarters
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

RealNetworks, Inc. Website
For more information on the company, please visit its websites at www.realnetworks.com and www.real.com

Annual Meeting of Shareholders
2:00 p.m., Monday, June 5, 2006
The Seattle Marriott Waterfront Hotel
2100 Alaskan Way
Seattle, Washington 98121

FORM 10-K

Available without charge upon request.

Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact RealNetworks' Investor Relations at investor_relations@real.com, by correspondence to the corporate headquarters address at left or by telephone: (206) 892-6320

TRADEMARK INFORMATION

RealNetworks, the Real logo, RealPlayer, RealAudio, RealVideo, RealArcade, RealMusic, RealMedia, RealSystem, RBN, Real Broadcast Network, Rhapsody, Helix, Helix DNA, the Helix logo, SuperPass, SureStream, TurboPlay, Real Broadband Essentials, OnlineTV, GameHouse, and Collapse! are trademarks or registered trademarks of RealNetworks, Inc. All other products and company names are the trademarks or registered trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements regarding RealNetworks' business or other factors that may affect future earnings or financial results. These forward-looking statements include those referred to in "Special Note Regarding Forward-Looking Statements" portion of the Form 10-K that is included as part of this Annual Report. This Annual Report also contains forward-looking statements regarding RealNetworks' ability to continue to grow revenue in its Games business and the impact of changes in market interest rates on RealNetworks' operating results or cash flows. Actual results could differ materially from those contained in such forward-looking statements. Additional information concerning factors that could cause RealNetworks' actual results to differ materially from those contained in such forward-looking statements can be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."



Try Rhapsody FREE for 14 days!

http://www.real.com/rhapsody



Try GamePass FREE for 30 days!

http://www.realarcade.com/gamepass



Try SuperPass FREE for 14 days!

http://www.real.com/superpass



RealNetworks, Inc.
2601 Elliott Avenue
Seattle, WA 98121
www.real.com